As filed with the Securities and Exchange Commission on November 1, 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

First Business Financial Services, Inc.
(Exact name of registrant as specified in its charter)

Wisconsin	6022	39-1576570
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

401 Charmany Drive
Madison, Wisconsin 53719
(608) 238-8008
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Corey A. Chambas
President and Chief Executive Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, Wisconsin 53719
(608) 238-8008
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert M. Fleetwood, Esq. Brad A. Kopetsky, Esq. Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street Suite 3900 Chicago, Illinois 60606 (312) 984-3100	Barbara M. Conley, Esq. Senior Vice President, Corporate Secretary and General Counsel First Business Financial Services, Inc. 401 Charmany Drive Madison, Wisconsin 53719 (608) 238-8008	Christopher J. Zinksi, Esq. David S. McCarthy, Esq. Schiff Hardin LLP 233 South Wacker Drive Suite 6600 Chicago, Illinois 60606 (312) 258-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)(3)	Amount of registration fee

Common stock, $0.01 par value per share, with attached common share purchase rights(2)	—	—	$28,750,000	$3,921.50

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Each share of First Business Financial Services, Inc. common stock has attached thereto one common share purchase right.

(3)
Includes the offering price of shares to cover over-allotments, if any, pursuant to the options granted to the underwriters.

*    *    *

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject to completion, Dated November 1, 2012

FIRST BUSINESS FINANCIAL SERVICES, INC.

             Shares of
Common Stock

This prospectus describes the public offering of           shares of common stock of First Business Financial Services, Inc., a bank holding company headquartered in Madison, Wisconsin. Our common stock is listed on the NASDAQ Global Market under the symbol "FBIZ." On                  , 2012, the last reported sale price of our common stock was $           per share.

Investing in our common stock involves risks. For additional information, see the section of this prospectus captioned "RISK FACTORS" beginning on page 13 for a discussion of the factors you should consider before you make your decision to invest in our common stock.

	Per Share	Total
Public offering price of common stock	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to           additional shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of common stock in book-entry form through the facilities of the Depository Trust Company, against payment on or about                   , 2012.

Stifel Nicolaus Weisel

Raymond James

FIG Partners, LLC

The date of this prospectus is                  , 2012

First Business Financial Services, Inc.'s Footprint

Green Bay, WI
Appleton, WI
Oshkosh, WI
Milwaukee, WI
Detroit, MI
Cleveland, OH
Minneapolis, MN
Madison, WI
Chicago, IL
Denver, CO
St. Louis, MO
Kansas City, KS
Banking Office
Asset-Based Lending Business Development Office
Equipment Finance Business Development Office

i

 ABOUT THIS PROSPECTUS

        You should rely only on the information contained in or incorporated by reference in this prospectus or in any free writing prospectus that we may authorize to be delivered and made available to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus or any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. To the extent information in this prospectus is inconsistent with any of the documents incorporated by reference into this prospectus, you should rely on this prospectus. You should read this prospectus, the documents incorporated by reference in this prospectus, any free writing prospectus and the additional information about us described in the section entitled "WHERE YOU CAN FIND MORE INFORMATION" before making your investment decision.

        Neither we, nor any of our officers, directors, agents or representatives or any of the underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

        No action is being taken in any jurisdictions outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

        In this prospectus, the terms "First Business," "Company," "we," "us" and "our" refer to First Business Financial Services, Inc. and its consolidated subsidiaries, collectively, unless the context requires otherwise. References in this prospectus to "FBB" and "FBB—Milwaukee" mean First Business Bank and First Business Bank—Milwaukee, respectively, and references to "the Banks" mean FBB and FBB—Milwaukee, collectively. Each of the Banks is a Wisconsin state-chartered, nonmember bank and is a wholly-owned banking subsidiary of First Business. The main offices of FBB and FBB—Milwaukee are located in Madison, Wisconsin and Brookfield, Wisconsin, respectively.

ii

 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        When used in this prospectus and the documents incorporated herein the words or phrases "may," "could," "should," "hope," "might," "believe," "expect," "plan," "assume," "intend," "estimate," "anticipate," "project," "likely," or similar expressions are intended to identify "forward-looking statements" within the meaning of such term in the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including, without limitation, changes in economic conditions in the market areas of the Banks, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas of the Banks, borrowers defaulting in the repayment of loans and competition. These risks could cause actual results to differ materially from what we have anticipated or projected. These risk factors and uncertainties should be carefully considered by potential investors. See the "RISK FACTORS" section of this prospectus and Part II, Item 1A "RISK FACTORS" in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2012, as well as elsewhere in our periodic and current reports filed with the Securities and Exchange Commission (the "SEC"), for discussion relating to risk factors impacting us. Investors should not place undue reliance on any such forward-looking statement, which speaks only as of the date on which it was made. The factors described within this prospectus could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods.

        Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while our management believes such assumptions or bases are reasonable and are made in good faith, assumed facts or bases can vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, an expectation or belief is expressed as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished.

        We do not intend to, and specifically disclaim any obligation to, update any forward-looking statements.

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus and may not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information incorporated by reference or included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled "RISK FACTORS" and our consolidated financial statements and related notes.

General

        We are a registered bank holding company originally incorporated in 1986 under the laws of the State of Wisconsin and engaged in the commercial banking business through our two wholly-owned bank subsidiaries, First Business Bank, headquartered in Madison, Wisconsin, and First Business Bank—Milwaukee, headquartered in Brookfield, Wisconsin. All of our operations are conducted through the Banks and certain subsidiaries of FBB. The Banks operate as business banks focusing on delivering a full line of commercial banking products, including commercial loans and commercial real estate loans, and services tailored to meet the specific needs of small- and medium-sized businesses, business owners, executives, professionals and high net worth individuals. The Banks generally target businesses with annual sales between $2.0 million and $50.0 million. Because of their focus on business banking, the Banks do not utilize branch networks to attract retail clients and, to supplement their business banking deposit base, the Banks utilize wholesale funding alternatives to fund a portion of their assets. As of September 30, 2012, on a consolidated basis, we had total assets of $1.2 billion, total deposits of $1.1 billion and total stockholders' equity of $70.5 million.

Our Business Lines

  Commercial Lending

        We strive to meet the specific commercial-lending needs of small- to medium-sized companies in our target market areas of Wisconsin, primarily through lines of credit for working capital needs and term loans to businesses with annual sales between $2.0 million and $50.0 million. Through FBB, we have a strong presence in Madison and its surrounding areas. In 2000, we opened FBB—Milwaukee to take advantage of the strong commercial base located in Milwaukee and the surrounding communities. In 2006, FBB opened a loan production office in Appleton to take advantage of the strong commercial environment in Northeast Wisconsin. Since then, we have opened offices in Oshkosh and Green Bay and we believe that there are significant growth opportunities in commercial lending in Northeastern Wisconsin.

        Our commercial loans are typically secured by various types of business assets, including inventory, receivables and equipment. We also originate loans secured by commercial real estate, including non-residential owner-occupied commercial facilities, multi-family housing, office buildings, retail centers, and, to a lesser extent, commercial real estate construction loans. In very limited cases, we may originate loans on an unsecured basis.

  Asset-Based Lending

        First Business Capital Corp., a wholly-owned subsidiary of FBB, is focused on asset-based lending to small- to medium-sized companies with credit requirements of $1.0 million to over $7.0 million. With its seven sales offices throughout the Midwest and Colorado, First Business Capital Corp. does not limit itself to conducting business in Wisconsin.

        First Business Capital Corp. primarily provides revolving lines of credit and term loans for financial and strategic acquisitions (e.g., leveraged or management buyouts), capital expenditures, rapid growth, bank debt refinancing, debt restructuring, corporate turnaround strategies, and debtor obligations in the course of bankruptcy proceedings or the exit therefrom. As a bank-owned, asset-based lender with strong underwriting standards, First Business Capital Corp. is positioned to provide cost-effective financing solutions to companies with borrowing needs that do not have the established stable cash flows necessary to facilitate a more traditional commercial lending product. Asset-based lending is generally more profitable than traditional commercial lending, and this line of business complements our traditional commercial loan portfolio and provides us with more diverse income opportunities.

  Equipment Financing

        First Business Equipment Finance, LLC, a wholly-owned subsidiary of FBB, delivers a broad range of equipment finance products, including leases and loans, to address the financing needs of commercial clients in a variety of industries. First Business Equipment Finance's focus includes manufacturing equipment, industrial assets, construction and transportation equipment, and drilling and oil field equipment, in addition to a wide variety of other commercial equipment. These financings generally range between $2.0 million and $10.0 million with terms of 36 to 84 months. We believe that we can continue to grow this business through our existing offices in Wisconsin and our recently opened office in Kansas City, Kansas.

  Treasury Management Services

        The Banks provide comprehensive services for commercial clients to manage their cash and liquidity, including lock box, accounts receivable collection services, electronic payment solutions, fraud protection, information reporting, reconciliation and data integration solutions. The Banks also offer demand deposit account and balance optimization solutions. As we continue to seek to diversify our income and increase our non-interest income, we have focused on increasing these services and have emphasized these offerings with new and existing business clients.

  Trust and Investment Services

        FBB, through its First Business Trust & Investments division, acts as fiduciary and investment manager for individual and corporate clients, creating asset allocation strategies tailored to each client's unique situation while using third-party investment managers to execute overarching strategies. For managed assets, First Business Trust & Investments offers financial advice and acts either in a trustee or agency capacity. First Business Trust & Investments also provides custody services, for which it administers and safeguards assets but does not provide financial advice. At September 30, 2012, First Business Trust & Investments had $746.1 million of assets under management and administration.

Our Strategy and Competitive Strengths

        We are first and foremost a financial institution focused on providing superior, full-service support and product offerings to small- to medium-sized business in our core Wisconsin markets. We offer a wide range of sophisticated products and technology solutions designed for business clients that have enabled us to effectively compete with larger financial institutions in an efficient, cost-effective manner. While we focus on traditional commercial lending products, we also have a diverse set of complementary product offerings, including asset-based lending and equipment financing.

        Our business strategy and strong leadership have enabled us to successfully steer through the recent difficult economic climate that has affected the global, the national and our local economies. Given the economic conditions throughout the past several years, there were limited opportunities to grow the loan and lease portfolios of the Banks while maintaining a high level of credit quality. Thus, we have placed an emphasis on reducing the amount of our nonperforming assets, generating in-market core deposits, increasing our net interest margin and generating additional fee income.

        We expect to continue our focus on improving our asset quality through the remainder of 2012 and into 2013. We are also planning to grow our loan and lease portfolio more significantly than we have in the past few years. We believe that we can achieve meaningful growth as the economy continues to show signs of gradual improvement and as a result of the significant disruption in our competitors' businesses throughout our Wisconsin market areas. Several of our competitors have either been acquired by other financial institutions, face difficulties in positioning themselves to make new loans due to their credit quality issues or have turned their focus away from small- to medium-sized businesses. This change is allowing us an opportunity to add new business development officers, obtain new commercial lending relationships, and increase the full banking relationships with our clients to continue to increase our in-market deposits and our fee income. We believe there is significant opportunity for this type of organic growth in our commercial business lines, particularly within our Milwaukee and Northeast Wisconsin markets.

        While we remain committed to organic growth, we would also consider certain acquisition opportunities if the right situation were to arise, especially with respect to niche lending businesses. However, we will continue to remain prudent in our pursuit for growth, and—as we have always done —we will emphasize high asset quality in our portfolios, improvement in our core earnings through improved efficiency and increases to our overall return on assets.

        In addition to our strong executive management team, the following competitive strengths position us well to execute on our business strategy:

  •
  Client Relationship Focus with High Touch Service.  As a business bank, we are uniquely positioned in that we deliver the breadth of big bank products and expertise, with a high level of personal attention to each client. Our current level of $8.5 million in assets per full-time equivalent employee means that we have fewer client relationships and higher average client balances than other banks our size, which allows for greater personalized attention to each client as well as client access to top decision-makers. In addition, our niche focus allows us to hire banking and trust specialists who have higher levels of expertise to better serve our client base of small- to medium-sized businesses and their executives and owners. Low levels of employee turnover and multiple personal relationships between clients and our staff, including senior management, provide a level of continuity and depth of relationships that is crucial to maintaining a high level of service.

  •
  Entrepreneurial Culture and Structure.  Our culture promotes a healthy tension between strong sales and marketing efforts and a disciplined credit culture. Our structure is one whereby client-facing interaction takes place as close to the client as possible, while non-client-facing activities are centralized for efficiency and leverage. Our culture promotes entrepreneurial operating units, providing a sense of ownership of our business and a desire to best serve our client base.

  •
  Efficient Operating Model.  We employ an efficient business bank operating model that leverages highly skilled employees equipped with existing and emerging technologies to reach a broad geographic client base and deliver a full complement of business banking products and services. Our model allows us to achieve this with limited commitments to fixed cost operations, such as a retail branch network. Leveraging this service delivery model also results in faster turnaround on loan decisions.

  •
  Scalable Specialty Lending Business Lines.  We have established scalable platforms in higher margin businesses of asset-based lending and equipment finance. These products help diversify our portfolio and income, allow us to compete with larger regional/national banks and provide a long-term pipeline of prospects for the Banks. We also continually evaluate entering into other similar lines of business, including factoring and other product offerings, that will continue to complement our traditional commercial offerings.

Management

        One of our key strengths is our executive management team, as this group of nine executives brings an average of over 25 years in financial services experience to First Business and the Banks. Further, our executive team's experience provides a beneficial mix of experience not only within First Business and the Banks, but also experience with larger institutions. Supported by our strong credit culture and experienced lending management, the executive management team has successfully managed our credit risks through recent challenging economic conditions. The leadership provided by our executive team and our strong credit culture have resulted in First Business experiencing a significantly lower level of charge-offs than the banking industry as a whole through the recent credit cycle. From the beginning of 2009 through June 30, 2012 we experienced aggregate net charge-offs of approximately 2.2% of gross loans as of December 31, 2008 as compared to an aggregate of approximately 6.8% experienced by all insured depository institutions. Additionally, as of September 30, 2012, our nonaccrual loans represented 1.5% of total loans as compared to 2.2% of total loans being nonaccrual for all depository institutions. We believe this positions us well to execute on our strategic plans. We also benefit from an involved board of directors, which is composed of accomplished business executives with a wide array of leadership skills and experience beneficial to our organization.

        The interests of our executive management team and directors are aligned with those of our stockholders through common stock ownership. At September 30, 2012, our directors and officers beneficially owned approximately 16.0% of our outstanding common stock.

        The table below highlights the key members of our management team and their positions with First Business:

Name	Positions with First Business
Corey A. Chambas	Chief Executive Officer, President and Director of First Business; Director of First Business Capital Corp. and First Madison Investment Corp.
James F. Ropella	Senior Vice President and Chief Financial Officer of First Business; Chief Financial Officer of FBB and FBB—Milwaukee; Director of FBB—Milwaukee and First Madison Investment Corp.
Michael J. Losenegger
Chief Credit Officer of First Business; Senior Credit Officer of FBB and FBB—Milwaukee; Director of First Business Capital Corp., First Business Equipment Finance, LLC, and First Madison Investment Corp.
Barbara M. Conley	General Counsel, Senior Vice President and Corporate Secretary of First Business, FBB and FBB—Milwaukee; Director of First Business Capital Corp.
Jodi A. Chandler	Senior Vice President—Human Resources & Administration of First Business
Mark J. Meloy	President, Chief Executive Officer and Director of FBB; Director of First Business Equipment Finance, LLC
Joan A. Burke	President of First Business Trust & Investments, a division of FBB
Charles H. Batson	President, Chief Executive Officer and Director of First Business Capital Corp.
David J. Vetta	President, Chief Executive Officer and Director of FBB—Milwaukee

Recent Opportunities in Our Market Areas

        We believe that disruption in the financial services industry has created great opportunities for us to grow and compete in our primary market areas by gaining new clients that are dissatisfied with their existing banking relationships or no longer fall within their existing bank's preferred customer base. In Wisconsin, our primary geographic market, the largest commercial bank was acquired by a foreign bank holding company in 2011 and is now headquartered out of state. We believe the conversion to their new name and the integration of operations in the fall of 2012 have led to a certain level of confusion and dissatisfaction among some of their clients and employees. As a locally headquartered business bank, with deep ties to the community, we believe we have a competitive advantage over institutions headquartered out of state in maintaining and creating relationships with our targeted clients. Additionally, several of our other Wisconsin competitors have faced significant financial issues in recent years, forcing them to slow lending to small- to medium-sized businesses. These factors, coupled with our strong earnings and asset quality, provide us with an opportunity to grow our organization by providing a stable, attractive, local alternative for our competitors' clients and their most talented employees.

Loan Portfolio

        We are focused on serving commercial clients and our loan portfolio is focused on commercial business and commercial real estate loans. At September 30, 2012, over 98% of our loan portfolio was comprised of commercial loans, as set forth below. This focus allows us to provide greater expertise in attracting and working with high quality borrowers and serve the diverse industries in our markets. As a result, we have a diversified loan portfolio.

	As of September 30, 2012
	Amount	Percent of Total
	(Dollars in Thousands)
Commercial real estate loans:
Owner-occupied	$153,534	17.48%
Non-owner-occupied	295,852	33.66
Construction and land development	50,158	5.71
Multi-family	57,565	6.55
1-4 family	33,602	3.82

Total commercial real estate loans	590,711	67.22

Commercial and industrial loans	255,202	29.04
Direct financing leases, net	16,462	1.87
Consumer and other loans:
Home equity and second mortgage	4,670	0.53
Other	11,789	1.34

Total consumer and other loans	16,459	1.87

Gross loans and leases receivable	$878,834	100.00%

        Credit underwriting through a committee process is a key component of our operating philosophy. Business development officers have relatively low individual lending authority limits, and thus a significant portion of our new credit extensions require approval from a loan approval committee regardless of the type of loan or lease, amount of the credit, or the related complexities of each proposal. In addition, we make every effort to ensure that there is appropriate collateral at the time of origination to protect our interest in the related loan or lease. To monitor the ongoing credit quality of our loans and leases, each credit is evaluated for proper risk rating using a nine grade risk rating system at the time of origination, subsequent renewal, evaluation of updated financial information from our borrowers, or as other circumstances dictate.

Risk Factors

        An investment in our common stock involves certain risks. You should carefully consider the risks described in the section entitled "RISK FACTORS," as well as other information included or incorporated by reference into this prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

Corporate Information

        Our principal executive offices are located at 401 Charmany Drive, Madison, Wisconsin 53719 and our telephone number is (608) 238-8008. We maintain an Internet website at www.firstbusiness.com. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

The Offering

Common stock offered	shares ( shares if the underwriters exercise their over-allotment option in full).
Common stock outstanding after the offering(1)(2)	shares ( shares if the underwriters exercise their over-allotment option in full).
Net proceeds

The net proceeds of this offering to us will be approximately $             million after deducting underwriting discounts and commissions and the offering expenses payable by us. The amount of net proceeds will be approximately $             million if the underwriters exercise their over-allotment option in full.

Use of proceeds

We expect that the net proceeds from this offering will support the future growth of our organization by allowing us to accelerate our organic growth in existing or new markets and to potentially pursue opportunistic acquisitions of similar or complementary financial services organizations. The immediate use of our net proceeds from this offering will be to repay a portion of two tranches of existing subordinated debt. As of September 30, 2012, these tranches consisted of: (i) $1.8 million of subordinated debt due June 30, 2015, bearing interest at a rate equal to one-month LIBOR plus 4.25% (the "2015 Subordinated Debt"); and (ii) $31.0 million of subordinated debt due May 15, 2018, bearing interest at a rate equal to one-month LIBOR plus 4.75% (the "2018 Subordinated Debt") with a floor of 7.00%. Pursuant to the rules of the Board of Governors of the Federal Reserve System, or the Federal Reserve, in each of the five years preceding the maturity of subordinated debt issued by a bank holding company, one-fifth of the amount of such subordinated debt originally issued becomes ineligible for treatment as Tier 2 capital. Accordingly, the amount of the 2015 Subordinated Debt eligible for Tier 2 capital treatment has decreased in recent years and will continue to do so. Thus, our board of directors anticipates using the net proceeds from this offering, which will qualify for Tier 1 capital treatment, to first pay down $1.8 million of our 2015 Subordinated Debt with the remainder being used to pay down a portion of the outstanding balance of our 2018 Subordinated Debt.

We expect the prepayment of a portion of our subordinated debt to benefit us in a number of ways, including by: (i) reducing our interest expense; (ii) reducing holding company leverage; (iii) enhancing our regulatory capital position by replacing funds qualifying as Tier 2 capital with funds qualifying as Tier 1 capital; and (iv) supporting the future growth of our organization by freeing additional resources that may be used to accelerate organic growth in our existing or new markets or to potentially pursue opportunistic acquisitions of similar or complementary financial services organizations.

We do not have any agreements or commitments with respect to the acquisition of any other financial services organizations at this time. See "USE OF PROCEEDS."
Dividend policy

It has been our policy to pay a dividend to our common stockholders. Dividends historically have been paid in the month following the end of each calendar quarter. Our third quarter dividend payment was $0.07 and was paid on October 15, 2012. However, the timing and amount of future dividends are at the discretion of our board of directors and will depend upon the consolidated earnings, financial condition, liquidity and capital requirements of us and our subsidiaries, the amount of cash dividends paid to us by our subsidiaries, contractual restrictions, applicable government regulations and policies, supervisory actions and other factors considered relevant by our board. See "DESCRIPTION OF CAPITAL STOCK—Common Stock—Dividends Payable on Shares of Common Stock, " "SUPERVISION AND REGULATION—First Business—Dividend Payments" and "SUPERVISION AND REGULATION—The Banks—Dividend Payments" for a more detailed description of the limitations on our ability to pay dividends to our stockholders and the Banks' ability to pay dividends to us. We currently anticipate that we will continue to pay dividends as appropriate based on the above factors.

NASDAQ Global Market symbol	FBIZ

(1)
The number of shares outstanding immediately after the closing of this offering is based on 2,656,102 shares outstanding as of September 30, 2012.

(2)
Unless otherwise indicated, the number of shares of common stock presented in this prospectus does not include: (i)                          shares of common stock issuable pursuant to the exercise of the underwriters' over-allotment option; and (ii) 125,034 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price per share of $22.43 which have been granted and remained outstanding as of September 30, 2012.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables set forth summary consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2011 and at and for the nine month periods ended September 30, 2012 and 2011. The income statement data for the years ended December 31, 2011 and 2010, and the balance sheet data as of December 31, 2011 and 2010, have been derived from our audited consolidated financial statements and notes thereto which are incorporated by reference into this prospectus. The income statement data for the years ended December 31, 2009, 2008 and 2007, and the balance sheet data as of December 31, 2009, 2008 and 2007, have been derived from our audited consolidated financial statements and notes thereto which are not included in or incorporated by reference into this prospectus. The summary financial data at and for the nine months ended September 30, 2012 and 2011 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, these consolidated financial statements reflect all necessary adjustments (consisting only of normal recurring adjustments) for a fair presentation of the data for those periods.

        Historical results are not necessarily indicative of future results and the results for the nine months ended September 30, 2012 are not necessarily indicative of our expected results for the full year ending December 31, 2012 or any other period. See "RISK FACTORS" and the notes to our consolidated financial statements. The selected historical consolidated financial data should be read in conjunction with, and are qualified in their entirety by, our financial statements, the accompanying notes and the other information included elsewhere in this prospectus.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousands)	2012	2011	2011	2010	2009	2008	2007
	(unaudited)		(audited)
Balance Sheet Data
Total assets	$1,192,135	$1,135,599	$1,177,165	$1,107,057	$1,117,436	$1.010,786	$918,438
Total loans and leases receivable (gross)	878,192	860,804	850,842	877,206	853,931	852,392	781,487
Allowance for loan and lease losses	14,706	14,141	14,155	16,271	14,124	11,846	9,854
Securities available-for-sale	202,805	168,307	170,386	153,379	122,286	109,124	97,378
Total deposits	1,061,258	1,013,128	1,051,312	988,298	984,374	838,874	776,060
Non-interest-bearing deposits	140,831	118,595	132,230	88,529	87,687	55,388	47,124
Federal Home Loan Bank and other borrowings	482	495	1,292	2,504	18,515	55,526	50,986
Subordinated notes	39,000	39,000	39,000	39,000	39,000	39,000	31,000
Junior subordinated notes	10,315	10,315	10,315	10,315	10,315	10,315	—
Total stockholders' equity	70,549	61,750	64,214	55,335	54,393	53,006	48,552
Tangible common equity(1)	70,549	61,731	64,214	55,303	51,653	50,244	45,765
Average stockholders' equity/average assets	5.76%	5.26%	5.32%	5.11%	5.19%	5.27%	5.64%
Tangible common equity/tangible assets(1)	5.92%	5.44%	5.45%	5.00%	4.63%	4.98%	5.00%
Income Statement Data
Interest income	$41,608	$42,364	$56,217	$56,626	$56,356	$59,773	$59,488
Interest expense	13,158	15,807	20,756	24,675	28,322	33,515	36,280

Net interest income	28,450	26,557	35,461	31,951	28,034	26,258	23,208
Provision for loan and lease losses	3,399	3,313	4,250	7,044	8,225	4,299	2,904

Net interest income after provision for loan and lease losses	25,051	23,244	31,211	24,907	19,809	21,959	20,304
Non-interest income	6,003	5,145	7,060	6,743	6,450	5,105	4,383
Non-interest expense	21,215	20,148	26,397	28,360	24,501	21,884	19,624
Income tax expense	3,442	2,201	3,449	2,349	717	2,056	1,807

Net income	$6,397	$6,040	$8,425	$941	$1,041	$3,124	$3,256

Less: Earnings allocated to participating securities	239	230	325	24	35	118	83

Net income available to common shareholders	$6,158	$5,810	$8,100	$917	$1,006	$3,006	$3,173

Core earnings(1)	$13,466	$11,712	$16,544	$13,229	$10,352	$10,522	$7,967

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2011	2010	2009	2008	2007
	(unaudited)		(audited)
Per Share Data
Basic earnings per share	$2.43	$2.32	$3.23	$0.37	$0.41	$1.24	$1.29
Diluted earnings per share	2.43	2.32	3.23	0.37	0.41	1.24	1.29
Book value per common share	26.56	23.49	24.46	21.30	21.42	20.82	19.35
Tangible book value per common share(1)	26.56	23.48	24.46	21.29	20.34	19.74	18.24
Basic weighted average common shares outstanding	2,533,436	2,502,991	2,507,826	2,483,650	2,456,257	2,431,083	2,457,126
Diluted weighted average common shares outstanding	2,535,188	2,502,991	2,507,826	2,483,650	2,456,257	2,431,502	2,460,288
Selected Operating Ratios
Return on average assets	0.72%	0.72%	0.75%	0.09%	0.10%	0.32%	0.39%
Return on average equity	12.57%	13.67%	14.03%	1.67%	1.90%	6.11%	6.86%
Operating return on average assets(1)(2)	0.72%	0.72%	0.75%	0.33%	0.08%	0.32%	0.39%
Operating return on average equity(1)(2)	12.57%	13.67%	14.03%	6.46%	1.55%	6.11%	6.86%
Net interest margin	3.38%	3.31%	3.29%	3.04%	2.77%	2.81%	2.87%
Noninterest expense/average assets	2.37%	2.40%	2.34%	2.58%	2.33%	2.26%	2.34%
Efficiency ratio(1)	60.91%	63.01%	61.02%	65.76%	68.22%	66.37%	71.02%
Dividend payout ratio	8.64%	9.05%	8.67%	75.68%	68.29%	22.58%	20.15%
Selected Asset Quality Data and Asset Quality Ratios
Nonperforming loans	$12,846	$27,015	$21,766	$38,406	$27,825	$16,285	$8,864
Nonperforming assets	15,033	29,058	24,002	40,156	29,496	19,296	9,524
Nonperforming loans/total loans	1.46%	3.14%	2.56%	4.37%	3.26%	1.91%	1.13%
Nonperforming assets/total loans plus foreclosed properties	1.71%	3.37%	2.81%	4.57%	3.45%	2.26%	1.22%
Nonperforming assets/total assets	1.26%	2.56%	2.04%	3.63%	2.64%	1.91%	1.04%
Allowance for loan and lease losses/total loans	1.67%	1.64%	1.66%	1.85%	1.65%	1.39%	1.26%
Allowance for loan and lease losses/nonperforming loans	114.48%	52.34%	65.03%	42.37%	50.76%	72.74%	111.17%
Net annualized charge-offs (recoveries)/average loans	0.44%	0.84%	0.74%	0.57%	0.69%	0.28%	0.19%
Capital Ratios (Consolidated)
Total capital to risk weighted assets	13.33%	12.66%	13.11%	11.23%	11.16%	10.97%	9.29%
Tier 1 capital to risk weighted assets	8.12%	7.60%	7.91%	6.65%	6.61%	6.48%	5.42%
Tier 1 capital to average assets	6.58%	6.21%	6.22%	5.68%	5.53%	5.94%	5.12%

(1)
These measures are not measures recognized under generally accepted accounting principles (United States) ("GAAP"), and are therefore considered to be non-GAAP financial measures. See "—Non-GAAP Financial Measures" for a reconciliation of these measure to their most comparable GAAP measures.

(2)
Operating ROAA and ROAE exclude the impact of the goodwill impairment and gains on sales of securities. Realized gains are tax-effected at 39.214%

Non-GAAP Financial Measures

        The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are "core earnings," "efficiency ratio," "operating return on average assets," "operating return on average equity," "tangible common equity," "tangible common equity to tangible assets" and "tangible book value per common share." Although we believe that these non-GAAP financial measures provide a greater understanding of our business, these measures are not necessarily comparable to similar measures that may be presented by other companies.

        "Core earnings" is defined as pre-tax income plus provision for loan and leases losses, other identifiable costs of credit and other discrete items that are unrelated to core business activities. In our judgment, the presentation of core earnings allows our management team, investors and analysts to better assess the growth of our core business by removing the volatility that is associated with costs of credit and other discrete items that are unrelated to our core business and facilitates a more streamlined comparison of core growth to our benchmark peers.

        "Efficiency ratio" is defined as non-interest expense less loss on foreclosed properties, FDIC special assessments, goodwill impairment and amortization of other intangible assets divided by our operating revenue, which is equal to net interest income plus non-interest income less realized gains on securities. In our judgment, the adjustments made to non-interest expense and operating revenue allow investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to our core business.

        "Operating return on average assets," or "Operating ROAA," is defined as our operating net income—which consists of net income less realized gains on securities and goodwill impairment—divided by average assets. In our judgment, the comparison of operating return to average assets allows our management team, investors and analysts to better assess the performance of our core business by removing the volatility that is associated with discrete items that are unrelated to our core business and facilitates a more streamlined comparison of our performance to our benchmark peers.

        "Operating return on average equity," or "Operating ROAE," is defined as our operating net income—which consists of net income less realized gains on securities and goodwill impairment—divided by average equity. In our judgment, the comparison of operating return to average equity allows our management team, investors and analysts to better assess the performance of our core business by removing the volatility that is associated with discrete items that are unrelated to our core business and facilitates a more streamlined comparison of our performance to our benchmark peers.

        "Tangible common equity" is defined as common stockholders' equity reduced by goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in common stockholders' equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total common stockholders' equity while not increasing our tangible common stockholders' equity.

        "Tangible common equity to tangible assets" is defined as the ratio of common equity reduced by goodwill and other intangible assets divided by total assets reduced by goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both total common equity and assets while not increasing our tangible common equity or tangible assets.

        "Tangible book value per common share" is defined as tangible common stockholders' equity divided by total common shares outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing our tangible book value.

        The limitations associated with non-GAAP financial measures are the risks that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. These disclosures should not be considered an alternative to

GAAP. The information provided below reconciles each non-GAAP measure to its most comparable GAAP measure.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2011	2010	2009	2008	2007
	(unaudited)
Efficiency Ratio
Non-interest expense	$21,215	$20,148	$26,397	$28,360	$24,501	$21,884	$19,624
Loss on foreclosed properties	(228)	(158)	(420)	(206)	(691)	(1,043)	—
FDIC special assessment	—	—	—	—	(481)	—	—
Goodwill impairment	—	—	—	(2,689)	—	—	—
Amortization of other intangible assets	—	(13)	(32)	(19)	(22)	(25)	(30)

Adjusted non-interest expense (numerator)	$20,987	$19,977	$25,945	$25,446	$23,307	$20,816	$19,594

Net interest income	$28,450	$26,557	$35,461	$31,951	$28,034	$26,258	$23,208
Non-interest income	6,003	5,145	7,060	6,743	6,450	5,105	4,383
Realized gain on securities	—	—	—	—	(322)	—	—

Adjusted operating revenue (denominator)	$34,453	$31,702	$42,521	$38,694	$34,162	$31,363	$27,591

Efficiency ratio	60.91%	63.01%	61.02%	65.76%	68.22%	66.37%	71.02%
Tangible Common Equity and Tangible Common Equity/Tangible Assets
Total common equity	$70,549	$61,750	$64,214	$55,335	$54,393	$53,006	$48,552
Effects of intangible assets	—	(19)	—	(32)	(2,740)	(2,762)	(2,787)

Tangible common equity	$70,549	$61,731	$64,214	$55,303	$51,653	$50,244	$45,765

Total assets	$1,192,135	$1,135,599	$1,177,165	$1,107,057	$1,117,436	$1,010,786	$918,438
Effects of intangible assets	—	(19)	—	(32)	(2,740)	(2,762)	(2,787)

Tangible assets	$1,192,135	$1,135,580	$1,177,165	$1,107,025	$1,114,696	$1,008,024	$915,651

Tangible common equity/tangible assets	5.92%	5.44%	5.45%	5.00%	4.63%	4.98%	5.00%
Tangible Book Value per Common Share
Book value per common share	$26.56	$23.49	$24.46	$21.30	$21.42	$20.82	$19.35
Effects of intangible assets	—	(0.01)	—	(0.01)	(1.08)	(1.08)	(1.11)

Tangible book value per common share	$26.56	$23.48	$24.46	$21.29	$20.34	$19.74	$18.24

Operating ROAA and Operating ROAE
Net income	$6,397	$6,040	$8,425	$941	$1,041	$3,124	$3,256
Realized gain on securities	—	—	—	—	(196)	—	—
Goodwill impairment	—	—	—	2,689	—	—	—

Operating net income	$6,397	$6,040	$8,425	$3,630	$845	$3,124	$3,256

Average assets	$1,177,989	$1,119,335	$1,129,051	$1,099,429	$1,053,316	$969,360	$840,738
Operating return on average assets	0.72%	0.72%	0.75%	0.33%	0.08%	0.32%	0.39%
Average equity	$67,874	$58,908	$60,061	$56,217	$54,688	$51,104	$47,457
Operating return on average equity	12.57%	13.67%	14.03%	6.46%	1.55%	6.11%	6.86%
Core Earnings
Earnings before tax	$9,839	$8,241	$11,874	$3,290	$1,758	$5,180	$5,063
Provision for loan and lease losses	3,399	3,313	4,250	7,044	8,225	4,299	2,904
Loss on foreclosed properties	228	158	420	206	691	1,043	—
Realized gain on securities	—	—	—	—	(322)	—	—
Goodwill impairment	—	—	—	2,689	—	—	—

Core earnings	$13,466	$11,712	$16,544	$13,229	$10,352	$10,522	$7,967

RISK FACTORS

        Investing in our common stock involves a number of risks. You should carefully consider all of the information contained or incorporated by reference in this prospectus, including the risk factors set forth below, before investing in the common stock offered by this prospectus. We may encounter risks in addition to those described below, including risks and uncertainties not currently known to us or that we currently deem to be immaterial. The risks described below, as well as such additional risks and uncertainties, may impair or adversely affect our business, results of operations and financial condition. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

         If we do not effectively manage our credit risk, we may experience increased levels of nonperforming loans, charge-offs and delinquencies, which would require additional increases in our provision for loan and lease losses.

        There are risks inherent in making any loan or lease, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt and risks resulting from changes in economic and market conditions. We cannot assure you that our credit risk approval and monitoring procedures will reduce these credit risks, and they cannot be expected to completely eliminate our credit risks. If the overall economic climate in the United States, generally, or our market areas, specifically, fails to improve, or even if it does improve, our borrowers may experience difficulties in repaying their loans and leases, and the level of nonperforming loans and leases, charge-offs and delinquencies could rise and require further increases in the provision for loan and lease losses, which would cause our net income and return on equity to decrease.

         Our allowance for loan and lease losses may not be adequate to cover actual losses.

        We establish our allowance for loan and lease losses and maintain it at a level considered appropriate by management based on an analysis of our portfolio and market environment. The allowance for loan and lease losses represents our estimate of probable losses inherent in the portfolio at each balance sheet date and is based upon relevant information available to us. The allowance contains provisions for probable losses that have been identified relating to specific relationships, as well as probable losses inherent in our loan and lease portfolio and credit undertakings that are not specifically identified. Additions to the allowance for loan and lease losses, which are charged to earnings through the provision for loan and lease losses, are determined based on a variety of factors, including an analysis of our loan and lease portfolio by segment, historical loss experience and an evaluation of current economic conditions in our market areas. The actual amount of loan and lease losses is affected by changes in economic, operating and other conditions within our markets, which may be beyond our control, and such losses may exceed current estimates.

        At September 30, 2012, our allowance for loan and lease losses as a percentage of total loans and leases was 1.67% and as a percentage of total nonperforming loans and leases was 114.48%. Although management believes that the allowance for loan and lease losses is appropriate, we may be required to take additional provisions for losses in the future to further supplement the allowance, either due to management's decision to do so or requirements by our banking regulators. In addition, bank regulatory agencies will periodically review our allowance for loan and lease losses and the value attributed to nonaccrual loans or to properties acquired through foreclosure. Such regulatory agencies may require us to adjust our determination of the value for these items. Any significant increases to the allowance for loan and lease losses may materially decrease our net income, which may adversely affect our business, financial condition and results of operations.

         A significant portion of our loan and lease portfolio is comprised of commercial real estate loans, which involve risks specific to real estate values and the real estate markets in general, all of which have experienced significant weakness in the past several years.

        At September 30, 2012, we had $590.7 million of commercial real estate loans, which represented 67.2% of our total loan portfolio. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general economy, which are outside the borrower's control. In the event that the cash flow from the property is reduced, the borrower's ability to repay the loan could be negatively impacted. The deterioration of one or a few of these loans could cause a material increase in our level of nonperforming loans, which would result in a loss of revenue from these loans and could result in an increase in the provision for loan and lease losses and an increase in charge-offs, all of which could have a material adverse impact on our net income. Additionally, many of these loans have real estate as a primary or secondary component of collateral. The market value of real estate can fluctuate significantly in a short period of time as a result of economic conditions. Adverse developments affecting real estate values in one or more of our markets could impact collateral coverage associated with the commercial real estate segment of our portfolio, possibly leading to increased specific reserves or charge-offs, which would adversely affect profitability.

         A large portion of our loan and lease portfolio is comprised of commercial loans secured by equipment or other collateral, the deterioration in value of which could increase our exposure to future probable losses.

        At September 30, 2012, approximately 29.0% of our loan portfolio was comprised of commercial loans to businesses collateralized by general business assets including accounts receivable, inventory, and equipment. Our commercial loans are typically larger in amount than loans to individual consumers and, therefore, have the potential for larger losses on an individual loan basis. Additionally, asset-based borrowers are usually highly leveraged and/or have inconsistent historical earnings. Significant adverse changes in various industries could cause rapid declines in values and collectability associated with those business assets resulting in inadequate collateral coverage that may expose us to future losses. An increase in specific reserves and charge-offs may have a material adverse impact on our results of operations.

         Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

        At September 30, 2012, our nonperforming loans totaled $12.8 million, or 1.46% of our loan and lease portfolio, and our nonperforming assets (which include nonperforming loans plus foreclosed properties) totaled $15.0 million, or 1.26% of total assets. In addition, we had $4.1 million in accruing loans that were 30-89 days delinquent as of September 30, 2012.

        Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or foreclosed properties, thereby adversely affecting our net income and returns on assets and equity, increasing our loan administration costs and adversely affecting our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then fair market value, less estimated selling costs, which may result in a loss. These nonperforming loans and foreclosed properties also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity.

         Real estate construction and land development loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.

        Real estate construction and land development loans comprised approximately 5.7% of our total loan portfolio as of September 30, 2012, and such lending involves additional risks because funds are advanced upon the as-completed value of the project, which is uncertain prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

         Our business has been and may continue to be adversely affected by conditions in the financial markets and economic conditions generally.

        Since late 2007, the U.S. economy has generally experienced challenging economic conditions. Business activity across a range of industries and regions remains reduced from historical levels, and some businesses have experienced difficulty in remaining profitable. Likewise, many local governments have been experiencing lower tax revenues, impacting their ability to cover costs. Unemployment also generally increased during this period and remains at elevated levels. For the past few years, the financial services industry has generally been affected by significant declines in the values of many significant asset classes, reduced levels of liquidity and the lack of opportunities to originate new loans.

        As a result of these economic conditions, many lending institutions, including the Banks, have experienced declines in the performance of their loans from historical norms. Moreover, competition among depository institutions for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. Bank and bank holding company stock prices have generally been negatively affected over this time period, and the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult than it had been prior to 2007. There have been significant new laws and regulations regarding lending and funding practices and liquidity standards, with a potential for further regulation in the future, and bank regulatory agencies in general have been diligent in responding to concerns and trends identified in examinations, and have increased the issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to these developments may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance or our stock price.

        In addition, if the overall economic climate in the United States, generally, or our market areas, specifically, fails to continue to improve or declines further, this may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for credit losses. A worsening of these conditions likely would exacerbate the adverse effects of the recent market conditions on us and others in the financial services industry.

         Our business is concentrated in and largely dependent upon the continued growth and welfare of the general geographical markets in which we operate.

        Our operations are heavily concentrated in the South Central region of Wisconsin and to a lesser extent the Southeastern and Northeastern regions of Wisconsin, and, as a result, our financial condition, results of operations and cash flows are significantly impacted by changes in the economic conditions in those areas. Our success depends to a significant extent upon the business activity, population, income levels, deposits and real estate activity in these markets. Although our customers' business and financial interests may extend well beyond these market areas, adverse economic conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us, affect the value of collateral underlying loans and generally affect our financial condition and results of operations. Because of our geographic concentration, we are less able than other regional or national financial institutions to diversify our credit risks across multiple markets. Although, in general, the Wisconsin economy and real estate market have not been affected as severely as other areas of the United States in recent years, they are not immune to challenging economic conditions that affect the United States and world economies.

         Our financial condition and results of operations could be negatively affected if we fail to effectively execute our strategic plan or manage the growth called for in our strategic plan.

        Among other things, our strategic plan currently calls for reducing the amount of our nonperforming assets, generating in-market core deposits to improve our net interest margin and increasing fee income. Our ability to increase profitability in accordance with this plan will depend on a variety of factors including the identification of desirable business opportunities, competitive responses from financial institutions in our market areas and our ability to manage liquidity and funding sources. While we believe we have the management resources and internal systems in place to successfully manage our strategic plan, there can be no assurances that opportunities will be available and that the strategic plan will be successful or effectively managed.

        Although we do not have any current definitive plans to do so, in implementing our strategic plan we may expand into additional communities or attempt to strengthen our position in our current markets through opportunistic acquisitions of similar or complementary financial services organizations. To the extent that we open new offices or undertake acquisitions, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our levels of reported net income, return on average equity and return on average assets. Other effects of engaging in such growth strategies may include potential diversion of our management's time and attention and general disruption to our business.

        To the extent that we grow through additional office openings, we cannot assure you that we will be able to adequately and profitably manage this growth. Acquiring other banks and businesses will involve similar risks to those commonly associated with branching, but may also involve additional risks, including potential exposure to unknown or contingent liabilities of banks and businesses we acquire and exposure to potential asset quality issues of the acquired bank or related business.

         Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

        In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

         We operate in a highly regulated industry and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, may adversely affect us.

        We are subject to extensive regulation and supervision that govern almost all aspects of our operations. Intended to protect customers, depositors and deposit insurance funds, these laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on our business activities, limit the dividends or distributions that we can pay, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than generally accepted accounting principles. Compliance with laws and regulations can be difficult and costly and changes to laws and regulations often impose additional compliance costs. Further, our failure to comply with these laws and regulations, even if the failure was inadvertent or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities.

         Recent legislative and regulatory reforms applicable to the financial services industry may have a significant impact on our business, financial condition and results of operations.

        In the wake of the global financial crisis of 2008-2009, Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act, together with the regulations developed and to be developed thereunder, includes provisions affecting large and small financial institutions alike, including several provisions that will affect how community banks, thrifts and small bank and thrift holding companies will be regulated in the future.

        Among other things, the Dodd-Frank Act changes deposit insurance coverage and assessments and impacts the products and services offered by financial institutions. It changes the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than its deposit base, permanently raises the current standard deposit insurance limit to $250,000, and expands the FDIC's authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to "offset the effect" of increased assessments on insured depository institutions with assets of less than $10 billion. The Dodd-Frank Act limits interchange fees payable on debit card transactions for larger banks, allows financial institutions to pay interest on business checking accounts, contains provisions on mortgage-related matters (such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties) and establishes the Bureau of Consumer Financial Protection (the "Bureau") as an independent entity within the Federal Reserve. This entity will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. Moreover, the Dodd-Frank Act includes provisions that affect corporate governance and executive compensation at all publicly traded companies.

        In addition, the Dodd-Frank Act, together with initiatives of the Basel Committee on Banking Supervision discussed below, is raising the capital levels required to be maintained by bank and thrift holding companies and financial institutions and is changing the rules with respect to the kinds of capital instruments that must be held. The Collins Amendment to the Dodd-Frank Act requires bank holding companies to maintain capital on the same basis as banks and, because banks may not hold capital in the form of trust preferred securities, eliminates trust preferred securities from Tier 1 capital, except that certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or less may continue to be includible in Tier 1 capital.

        The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III in September 2010, which constitutes a strengthened set of capital requirements for banking organizations in the United States and around the world. Basel III is currently the subject of notices of proposed rulemakings released in June of 2012 by the respective U.S. federal banking agencies. The comment period for these notices of proposed rulemakings ended on October 22, 2012. Basel III is intended to be implemented beginning January 1, 2013 and to be fully-phased in on a global basis on January 1, 2019. Basel III would require capital to be held in the form of tangible common equity, generally increase the required capital ratios, phase out certain kinds of intangibles treated as capital and certain types of instruments, like trust preferred securities, and change the risk weightings of assets used to determine required capital ratios.

        These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, will impact the profitability of our business activities and may change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition and results of operations. Our management is actively reviewing the provisions of the Dodd-Frank Act and Basel III, many of which are to be phased-in over the next several months and years, and assessing the probable impact on our operations. However, the ultimate effect of these changes on the financial services industry in general, and us in particular, is uncertain at this time.

         We are periodically subject to examination and scrutiny by a number of banking agencies and, depending upon the findings and determinations of these agencies, we may be required to make adjustments to our business that could adversely affect us.

        Federal and state banking agencies periodically conduct examinations of our business, including compliance with applicable laws and regulations. If, as a result of an examination, a federal banking agency was to determine that the financial condition, capital resources, asset quality, asset concentration, earnings prospects, management, liquidity, sensitivity to market risk or other aspects of any of our operations has become unsatisfactory, or that we or our management is in violation of any law or regulation, it could take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the asset composition of our portfolio or balance sheet, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, our business, results of operations and reputation may be negatively impacted.

         The recent repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

        On July 21, 2011, all federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, some financial institutions have commenced offering interest on these demand deposits to compete for customers. If competitive pressures require us to pay interest on these demand deposits to attract and retain business customers, our interest expense would increase and our net interest margin would decrease. This could have a material adverse effect on our business, financial condition and results of operations. Further, the effect of the repeal of the prohibition could be more significant in a higher interest rate environment, as business customers would have a greater incentive to seek interest on demand deposits.

         Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations.

        Our ability to implement our business strategy will depend on our liquidity and ability to obtain funding for loan originations, working capital and other general purposes. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our preferred source of funds consists of customer deposits, which we supplement with other sources such as brokered deposits. Such account and deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we may increase our utilization of brokered deposits, Federal Home Loan Bank ("FHLB") advances and other wholesale funding sources necessary to fund desired growth levels. Because these funds generally are more sensitive to interest rate changes than our core deposits, they are more likely to move to the highest rate available. In addition, the use of brokered deposits without regulatory approval is limited to banks that are "well capitalized" according to regulation. As of September 30, 2012, 42.8% of FBB's total deposits and 9.4% of FBB—Milwaukee's total deposits were brokered deposits. If the Banks are unable to maintain their capital levels at "well capitalized" minimums, we could lose a significant source of funding, which would force us to utilize additional wholesale funding or potentially sell assets at a time when pricing may be unfavorable, increasing our funding costs and reducing our net interest income and net income.

        Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Regional and community banks generally have less access to the capital markets than do national and super-regional banks because of their smaller size and limited analyst coverage. Since mid-2007, the financial services industry and the credit markets generally have been materially and adversely affected by significant declines in asset values and by a lack of liquidity. The liquidity issues have been particularly acute for regional and community banks, as many of the larger financial institutions have significantly curtailed their lending to regional and community banks to reduce their exposure to the risks of other banks. In addition, many of the larger correspondent lenders have reduced or even eliminated federal funds lines for their correspondent customers.

        As a result, we rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our stockholders or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

         The proposed December 31, 2012 expiration of the FDIC's Transaction Account Guarantee Program could negatively impact the Banks' liquidity and cost of funds.

        Under the FDIC's Transaction Account Guarantee Program, certain non-interest-bearing transaction accounts, including those of consumers and businesses, are insured by the FDIC over and above the customary $250,000 limit. This program is set to expire on December 31, 2012 and, unless extended by the FDIC, the expiration of this program could cause depositors of the Banks to withdraw deposits in excess of FDIC-insured levels. The withdrawal of these deposits could negatively impact the Banks' liquidity. Furthermore, the withdrawal of these deposits could negatively impact the Banks' cost of funds by potentially reducing their levels of core deposits and increasing their need to rely on wholesale funding sources, which typically represent higher cost funds.

         We rely on our management, and the loss of one or more of those managers may harm our business.

        Our success has been and will be greatly influenced by our continuing ability to retain the services of our existing senior management and, if we expand, to attract and retain additional qualified senior and middle management. The unexpected loss of key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results. In addition, our failure to develop and/or maintain an effective succession plan will impede our ability to quickly and effectively react to unexpected loss of key management and in turn may have an adverse effect on our business.

         Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

        Shifts in short-term interest rates may reduce net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. In certain scenarios, when interest rates rise, the rate of interest we pay on our liabilities may rise more quickly than the rate of interest that we receive on our interest-bearing assets, which could cause our profits to decrease. Currently, because of the continuing period of low interest rates, we have structured our balance sheet so that the interest we receive on our interest-earning assets will increase more quickly than the interest we pay on our interest-bearing liabilities. However, the structure of our balance sheet and resultant sensitivity to interest rates in various scenarios may change in the future.

        Additionally, interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of underlying collateral may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on certain loans as borrowers refinance at lower rates.

        Changes in interest rates also can affect the value of loans. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

        Rising interest rates may also result in a decline in value of our fixed-rate debt securities. The unrealized losses resulting from holding these securities would be recognized in other comprehensive income and reduce total stockholders' equity. If debt securities in an unrealized loss position are sold, such losses become realized and will reduce our regulatory capital ratios.

        If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, we could experience net interest margin compression if our interest-earning assets reprice downward while our interest-bearing liability rates fail to decline in tandem. This may have a material adverse effect on our net interest income and our results of operations.

         We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

        As of September 30, 2012, the fair value of our securities portfolio was approximately $202.8 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual mortgagors with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.

         The Company is a bank holding company and its sources of funds necessary to meet its obligations are limited.

        The Company is a bank holding company, and its operations are primarily conducted by the Banks, which are subject to significant federal and state regulation. Cash available to pay dividends to our stockholders, pay our obligations and meet our debt service requirements is derived primarily from our existing cash flow sources, our third party line of credit, dividends received from the Banks, or a combination thereof. Future dividend payments by the Banks to us will require generation of future earnings by the Banks and are subject to certain regulatory guidelines. If the Banks are unable to pay dividends to us, we may not have the resources or cash flow to pay or meet all of our obligations.

         Competition from other financial institutions could adversely affect our profitability.

        We encounter heavy competition in attracting commercial loan, equipment finance and deposit clients as well as trust and investment clients. We believe the principal factors that are used to attract core deposit accounts and that distinguish one financial institution from another include value-added relationships, rates of return, types of accounts, service fees, convenience of office locations and hours and quality of service to the depositors. We believe the primary factors in competing for commercial loans are value-added relationships, interest rates, loan fee charges, loan structure and timeliness and quality of service to the borrower.

        Our competition includes banks, savings institutions, mortgage banking companies, credit unions, finance companies, equipment finance companies, mutual funds, insurance companies, brokerage firms and investment banking firms. We also compete with regional and national financial institutions that have a substantial presence in our market areas, many of which have greater liquidity, higher lending limits, greater access to capital, more established market recognition and more resources and collective experience than us. In addition, some larger financial institutions that have not historically competed with us directly have substantial excess liquidity and have sought, and may continue to seek, smaller lending relationships in our target markets. Furthermore, tax-exempt credit unions operate in most of our market areas and aggressively price their products and services to a large portion of the market. Our profitability depends, in part, upon our ability to successfully maintain and increase market share.

         We may be adversely affected by the soundness of other financial institutions.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. Any such losses could have a material adverse effect on our financial condition and results of operations.

         Our framework for managing risks may not be effective in mitigating risk and loss to us.

        Our risk management framework seeks to mitigate risk and loss to us. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including liquidity risk, credit risk, market risk, interest rate risk, operational risk, legal and compliance risk, and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. Our ability to successfully identify and manage risks facing us is an important factor that can significantly impact our results. If our risk management framework proves ineffective, we could suffer unexpected losses and could be materially adversely affected.

         FBB has recently crossed the threshold for internal control reporting under FDIC regulations and, if it cannot favorably assess the effectiveness of its internal controls over financial reporting or if its independent registered public accounting firm is unable to provide an unqualified attestation report on FBB's internal controls, we may be subject to additional regulatory scrutiny.

        As of January 1, 2012, FBB reached total assets of greater than $1.0 billion, and as a result it will be subject to further reporting requirements under the rules of the FDIC as of December 31, 2012. Pursuant to these rules, management will prepare a report that contains an assessment by management of FBB's effectiveness of internal control structure and procedures for financial reporting as of the end of the fiscal year. FBB will also be required to obtain an independent public accountant's attestation report concerning its internal control structure over financial reporting that includes the call report and/or the FR Y-9C report. The rules that must be met for management to assess FBB's internal controls over financial reporting are complex, and require significant documentation, testing and possible remediation. FBB currently is in the process of reviewing, documenting and testing its internal controls over financial reporting. The continuing effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and will cause a diversion of management's time and other internal resources. We also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of FBB's internal controls over financial reporting. In addition, in connection with the attestation process, FBB may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation from its independent registered public accounting firm. If FBB cannot favorably assess the effectiveness of its internal controls over financial reporting, or if its independent registered public accounting firm is unable to provide an unqualified attestation report on FBB's internal controls, investor confidence and the price of our common stock could be adversely affected and we may be subject to additional regulatory scrutiny.

         We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

        Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

        We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

         If we are unable to keep pace with technological advances in our industry, our ability to attract and retain clients could be adversely affected.

        The banking industry is constantly subject to technological changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases our efficiency and enables us to reduce costs. Our future success will depend in part on our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as create additional efficiencies in our operations. A number of our competitors have substantially greater resources to invest in technological improvements, as well as significant economies of scale. There can be no assurance that we will be able to implement and offer new technology-driven products and services to our clients. If we fail to do so, our ability to attract and retain clients may be adversely affected.

         A breach in security of our systems or our third-party service providers' communications and information technologies, including with respect to our internet banking activities, could have a material adverse effect on our business.

        We rely heavily on communications and information technology to conduct our business and internet banking activities. Any failure or interruption due to a breach in security, denial of service attack, virus, worm, "phishing" scheme or other disruptive activity by hackers could result in failures or disruptions in our general ledger, deposit, loan, investment management, electronic banking and other systems or those of our internet banking customers. In addition, advances in computer capabilities or other developments could result in a breach of our systems designed to protect client data. We have policies and procedures designed to prevent or limit the effect of such a failure or interruption due to a security breach of our information systems; however, there can be no assurance that any such events will not occur or, if they do, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our or our internet banking clients' information systems could damage our reputation, result in a loss of clients, subject us to additional regulatory scrutiny, or expose us to litigation and possible financial liability which could have an adverse effect on our operating results and financial condition. Failure in any of these situations subjects us to risks that may vary in size and scope.

        In addition, we rely on third-party service providers for a substantial portion of our communications, information, operating and financial control systems technology. While we have selected these third-party vendors carefully, we do not control their actions. If any of these third-party service providers experience financial, operational or technological difficulties, security breaches, or if there is any disruption in our relationships with them, we may be required to locate alternative sources for these services. There can be no assurance that we could negotiate terms as favorable to us or obtain services with similar functionality as we currently have without the expenditure of substantial resources. Any of these circumstances could have a material adverse effect on our business.

         Our business continuity plans could prove to be inadequate, resulting in a material interruption in or disruption to, our business and a negative impact on our results of operations.

        We rely heavily on communications and information systems to conduct our business, and our operations are dependent on our ability to protect our systems against damage from fire, power loss or telecommunication failure. The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. These problems may arise in both our internally developed systems and the systems of our third-party service providers. Any failure or interruption of these systems, whether due to severe weather, natural disasters, acts of war or terrorism, criminal activity or other factors, could result in failures or disruptions in general ledger, deposit, loan, client relationship management and other systems. While we have a business continuity plan and other policies and procedures designed to prevent or limit the effect of a failure, interruption or security breach of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions of our information systems could damage our reputation, result in a loss of clients, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our results of operations.

         Our trust and investment services operations may be negatively impacted by changes in economic and market conditions.

        Our trust and investment services operations may be negatively impacted by changes in general economic conditions and the conditions in the financial and securities markets, including the values of assets held under management. Our management contracts generally provide for fees payable for services based on the market value of assets under management. Because most of our contracts provide for a fee based on market values of securities, fluctuations in securities prices will have an adverse effect on our results of operations from this business. If the financial and securities markets were to experience a significant decline, such as what occurred during the second half of 2008 and the first half of 2009, the values of the assets that we manage generally would decline and result in a corresponding decline in the performance of our customers' portfolios. Market declines and reductions in the value of our customers' trust and investment services accounts could result in us losing trust and investment services customers, including those who are also banking customers.

         We are subject to claims and litigation pertaining to our fiduciary responsibilities.

        Some of the services we provide, such as trust and investment services, require us to act as fiduciaries for our customers and others. From time to time, third parties make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability and/or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a harmful effect on our business and, in turn, on our financial condition and results of operations.

         Negative publicity could damage our reputation and adversely impact our business and financial results.

        Reputation risk, or the risk to our earnings and capital due to negative publicity, is inherent in our business. Negative publicity can result from our actual or alleged conduct in a number of activities, including lending practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative publicity can adversely affect our ability to keep and attract customers, and can expose us to the litigation and regulatory action, all of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Investing in Our Common Stock

         There is a limited trading market for our common shares, and you may not be able to resell your shares at or above the price you paid for them.

        Although our common shares are listed for trading on the NASDAQ Global Market, the trading in our common shares has less liquidity than the shares of many other companies quoted on the NASDAQ Global Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot assure you that the volume of trading in our common shares will increase in the future. Additionally, general market forces may have a negative effect on our stock price, independent of factors affecting our stock specifically.

         Our stock is thinly traded and our stock price can fluctuate.

        Low volume of trading activity and volatility in the price of our common stock and the NASDAQ Global Market, where our common stock is listed, may make it difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

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  actual or anticipated variations in our quarterly results of operations;

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  recommendations by securities analysts;

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  operating and stock price performance of other companies that investors deem comparable to us;

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  news reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the current economic downturn;

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  perceptions in the marketplace regarding us or our competitors and other financial services companies;

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  new technology used, or services offered, by competitors; and

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  changes in government regulations.

        General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of our operating results as evidenced by the current volatility and disruption of capital and credit markets.

         We will retain broad discretion in using the resources newly available to us as a result of using the net proceeds from this offering to pay down debt, and may not use such resources effectively.

        We intend to use the net proceeds of this offering to repay a portion of our existing subordinated debt. We believe that ultimately the repayment of a significant portion of our outstanding subordinated debt with the proceeds of this offering will benefit us in a number of ways, including by: (i) reducing our interest expense; (ii) reducing holding company leverage; (iii) enhancing our regulatory capital position by replacing funds qualifying as Tier 2 capital with funds qualifying as Tier 1 capital; and (iv) supporting the future growth of our organization by freeing additional resources that may be used to accelerate organic growth in our existing or new markets or to potentially pursue opportunistic acquisitions of similar or complementary financial services organizations.

        Funds made available to us for other uses as a result of the repayment of a portion of our subordinated debt may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the funds made available to us for other uses as a result of the repayment of a portion of our subordinated debt for corporate purposes that may not increase our market value or make us more profitable. Management's failure to use such funds effectively could have an adverse effect on our business, results of operations and financial condition.

         To maintain adequate capital levels, we may be required to raise additional capital in the future, but that capital may not be available when it is needed and could be dilutive to our existing stockholders.

        We are required by regulatory authorities to maintain adequate levels of capital to support our operations. In order to ensure our ability to support the operations of the Banks we may need to limit or terminate cash dividends that can be paid to our stockholders. In addition, we may need to raise capital in the future. Our ability to raise capital, if needed, will depend in part on our financial performance and conditions in the capital markets at that time, and accordingly, we cannot provide assurance of our ability to raise capital on terms acceptable to us. In addition, if we decide to raise equity capital in the future, the interest of our stockholders could be diluted. Any issuance of common stock at prices below tangible book value would dilute the ownership of our current stockholders. In addition, the market price of our common stock could decrease as a result of the sale of a large number of shares or similar securities, or the perception that such sales could occur. If we cannot raise capital when needed, our ability to serve as a source of strength to the Banks, pay dividends, maintain adequate capital levels and liquidity, or further expand our operations could be materially impaired.

         If equity research analysts publish research or reports about our business with unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

        The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business and what is included in such research or reports. If equity analysts publish research reports about us containing unfavorable commentary, downgrade our stock or cease publishing reports about our business, the price of our stock could decline If any analyst electing to cover us downgrades our stock, our stock price would likely decline rapidly. If any analyst electing to cover us ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

         An investment in our common stock is not an insured deposit.

        Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "RISK FACTORS" section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

         Our ability to pay dividends is limited, and we may be unable to pay future dividends.

        Our ability to pay dividends is limited by Wisconsin law, as well as regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of the Banks to pay dividends to us is limited by their obligations to maintain sufficient capital and liquidity and by other general restrictions on dividends that are applicable to the Banks. The FDIC and other bank regulators have proposed guidelines regarding the payment of dividends by banks, and have been discussing increasing capital requirements which may limit future dividend payments. If current or any future regulatory requirements are not met, the Banks will not be able to pay dividends to us, and we may be unable to pay dividends on our common stock.

        Additionally, as a Wisconsin corporation, we may only pay dividends if, after such dividend, we would be able to pay our debts as they become due in the ordinary course of business and our total assets would be more than the sum of our total liabilities plus any amount that would be needed if we were to be dissolved at the time of the dividend payment. Moreover, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) in light of our earnings, capital adequacy and financial condition. As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if:

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  the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

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  the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or

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  the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

        Furthermore, in the future if we default on certain of our outstanding debts or elect to defer interest payments on our junior subordinated notes we will be prohibited from making dividend payments on our common stock until such payments have been brought current.

         There may be future sales or other dilutions of our equity, which may adversely affect the market price of our common stock.

        Except as described under "UNDERWRITING" and except as our authorized capital stock may be limited by our amended and restated articles of incorporation, we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive our common stock. The issuance of any additional shares of common stock or convertible securities could dilute the ownership interest of our existing common stockholders. The market price of our common stock could decline as a result of this offering, as well as other sales of a large block of shares of our common stock in the market after this offering, or the perception that such sales could occur.

         Our common stock is equity and is subordinate to our and our subsidiaries' indebtedness and any preferred stock.

        Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of our common stock rank junior to all current and future indebtedness and other nonequity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of our company. We may incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock, if any, then outstanding.

        Our board of directors is authorized to cause us to issue preferred stock, in one or more series, without any action on the part of our stockholders. If we issue shares of preferred stock that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue shares of preferred stock with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

         Certain provisions of our amended and restated articles of incorporation, as well as Wisconsin and federal law and our rights agreement, may discourage, delay or prevent transactions you might favor, including our sale or merger.

        As described more fully under "DESCRIPTION OF CAPITAL STOCK—Common Stock—Anti-Takeover Provisions," certain provisions included in our amended and restated articles of incorporation and bylaws, as well as certain provisions of Wisconsin and federal law, may discourage, delay or prevent potential acquisitions of control of us, particularly when attempted in a transaction that is not negotiated directly with, and approved by, our board of directors, despite possible benefits to our stockholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

        Additionally, pursuant to the terms of the Rights Agreement (the "Rights Agreement"), dated June 5, 2008, between us and Computershare Investor Services, Inc., as Rights Agent, until June 5, 2018, each share of our common stock, including those to be issued in conjunction with the offering of common stock described in this prospectus, has attached to it one common share purchase right (a "Right") entitling the registered holder to purchase from us one-half of one share of common stock at a price of $42.50, subject to certain adjustments (the "Purchase Price"). As described more fully under "DESCRIPTION OF CAPITAL STOCK—Common Stock—Anti-Takeover Provisions," these Rights are not currently exercisable, but will become so in the event that any other person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock or commences, or announces an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by such person or group of 15% or more of our outstanding common stock. The Rights may have certain anti-takeover effects. If exercised, the Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on redemption of the Rights or the termination of the Rights Agreement. The Rights could have the effect of delaying, deferring or preventing a change of control, which, in turn, could adversely affect the market price of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds to us, after underwriting discounts and estimated offering expenses, from the sale of the shares of our common stock offered hereby will be approximately $         million (or approximately $         million if the underwriters exercise in full their option to purchase additional shares). We expect that the net proceeds from this offering will support the future growth of our organization by allowing us to accelerate our organic growth in existing or new markets and to potentially pursue opportunistic acquisitions of similar or complementary financial services organizations. The immediate use of our net proceeds from this offering will be to repay a portion of two tranches of our existing subordinated debt. As of September 30, 2012, these tranches consisted of: (i) $1.8 million of our 2015 Subordinated Debt; and (ii) $31.0 million of our 2018 Subordinated Debt.

        Pursuant to the rules of the Federal Reserve, in each of the five years preceding the maturity of subordinated debt issued by a bank holding company, one-fifth of the amount of such subordinated debt originally issued becomes ineligible for treatment as Tier 2 capital. Accordingly, the amount of the 2015 Subordinated Debt eligible for Tier 2 capital treatment has decreased in recent years and will continue to do so. Thus, our board of directors anticipates using the net proceeds from this offering, which will qualify for Tier 1 capital treatment, to first pay down $1.8 million of our 2015 Subordinated Debt with the remainder being used to pay down a portion of the outstanding balance of our 2018 Subordinated Debt.

        We expect the prepayment of a portion of our subordinated debt to benefit us in a number of ways, including by: (i) reducing our interest expense; (ii) reducing our holding company leverage; (iii) enhancing our regulatory capital position by replacing funds qualifying as Tier 2 capital with funds qualifying as Tier 1 capital; and (iv) supporting the future growth of our organization by freeing additional resources that may be used to accelerate organic growth in our existing or new markets and to potentially pursue opportunistic acquisitions of similar or complementary financial services organizations.

        We do not have any agreements or commitments with respect to any acquisitions at this time.

CAPITALIZATION

        The following table sets forth our unaudited consolidated capitalization as of September 30, 2012:

  •
  on an actual basis; and

  •
  on an adjusted basis giving effect to the sale of            shares of our common stock in this offering at an assumed public offering price of $            per share, the last reported sale on the NASDAQ Global Market on                        , 2012, after payment of our expenses related to this offering and underwriting discounts and commissions.

        You should read the information included in the table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2012
	Actual	As Adjusted(1)
	(unaudited) (Dollars in thousands, except per share data)
Indebtedness:
Subordinated Notes, due June 30, 2015	$1,785	$
Subordinated Notes, due May 15, 2018	31,000
Subordinated Notes, due January 15, 2022	6,215
Junior Subordinated Notes, due September 26, 2038	10,315
Stockholders' Equity:
Preferred stock: 2,500,000 shares authorized, $0.01 par value; none issued or outstanding	—
Common stock: 25,000,000 shares authorized, $0.01 par value; 2,745,750 shares issued and 2,656,102 outstanding as of September 30, 2012 (actual); shares issued and outstanding as of September 30, 2012 (as adjusted)	27
Additional paid-in capital	26,217
Retained earnings	43,343
Accumulated other comprehensive income	2,632
Treasury stock, at cost	(1,670)

Total stockholders' equity	70,549

Total Capitalization	$119,864	$

Per Share Data:
Book value per common share	$26.56
Tangible book value per common share(2)	26.56
Capital Ratios (Consolidated):
Total capital to risk weighted assets	13.33%		%
Tier 1 capital to risk weighted assets	8.12%		%
Tier 1 capital to average assets	6.58%		%

(1)
Does not include the effect of the sale of up to an additional            shares of our common stock that may be sold pursuant to the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, "Additional paid-in capital" will increase to $            .

(2)
This measure is not a measure recognized under GAAP, and is therefore considered a non-GAAP financial measure. See "PROSPECTUS SUMMARY—Non-GAAP Financial Measures" for a reconciliation of this measure to its most comparable GAAP measure.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Price Range and Dividends Declared

        Our common stock is listed on the NASDAQ Global Market under the symbol "FBIZ." The table below presents the high and low sale prices per share of our common stock on the NASDAQ Global Market and the dividends declared per share of our common stock for the indicated periods. As of September 30, 2012, we had 2,656,102 shares of common stock issued and outstanding, held by approximately 410 record holders. We estimate that we have approximately 835 stockholders in total, including beneficial holders.

	Sale Price
			Cash Dividend Declared
	High	Low
Year Ended December 31, 2010
First Quarter	$10.47	$9.47	$0.07
Second Quarter	11.25	9.43	0.07
Third Quarter	10.35	8.67	0.07
Fourth Quarter	14.90	8.80	0.07
Year Ended December 31, 2011
First Quarter	$13.50	$11.19	$0.07
Second Quarter	15.00	11.48	0.07
Third Quarter	17.23	13.32	0.07
Fourth Quarter	17.24	13.76	0.07
Year Ending December 31, 2012
First Quarter	$19.00	$14.81	$0.07
Second Quarter	23.50	16.20	0.07
Third Quarter	24.51	20.00	0.07
Fourth Quarter (through , 2012)

Dividend Policy

        It has been our policy to pay a dividend to our common stockholders. Dividends historically have been paid in the month following the end of each calendar quarter. However, the timing and amount of future dividends are at the discretion of our board of directors and will depend upon the consolidated earnings, financial condition, liquidity and capital requirements of us and our subsidiaries, the amount of cash dividends paid to us by our subsidiaries, contractual restrictions, applicable government regulations, policies and guidelines, supervisory actions and other factors considered relevant by our board. See "DESCRIPTION OF CAPITAL STOCK—Common Stock—Dividends Payable on Shares of Common Stock," "SUPERVISION AND REGULATION—First Business—Dividend Payments" and "SUPERVISION AND REGULATION—The Banks—Dividend Payments" for a more detailed description of the limitations on our ability to pay dividends to our stockholders and the Banks' ability to pay dividends to us. We currently anticipate that we will continue to pay dividends as appropriate based on the above factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS," "RISK FACTORS" and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward-looking statements. We assume no obligation to update any of these forward-looking statements.

Overview

        Our principal business is conducted by FBB and FBB—Milwaukee and certain subsidiaries of FBB and consists of a full range of commercial banking products and services tailored to meet the financial service needs of small- to medium-sized businesses, business owners, executives, professionals, and high net worth individuals. Products include commercial lending, asset-based lending, equipment financing, trust and investment services, treasury management services and a broad range of deposit products. Our operating philosophy is focused on prompt decision making and local client service from each of our primary banking locations in Madison, Brookfield and Appleton, Wisconsin combined with the efficiency of centralized administrative functions such as support for information technology, credit administration, loan support and deposit support, finance and accounting and human resources. We have a unique niche business banking model and we consistently operate within this niche. This allows us to provide a great deal of expertise in offering financial solutions to our clients with an experienced staff who serve our clients on an ongoing basis.

        Beginning in 2007 and continuing through today, the U.S. and world economies have experienced unprecedented changes in the capital and credit markets that have adversely affected the U.S. banking industry. The turmoil in the credit and capital markets has adversely impacted real estate values, businesses and the demand for credit, and the overall economic climate. Many financial institutions have sought merger partners or buyers, been forced to raise additional capital or been forced into FDIC receivership by their primary regulator. The U.S. government has instituted several programs to stabilize the U.S. financial system and/or stimulate the U.S. economy that, among other things, were directed at increasing the capital bases of financial institutions.

        The economic environment presents significant challenges for us and our industry. We believe that our historic conservative loan and investment policies and underwriting practices left us relatively well-positioned in the economic climate as compared to many U.S. financial institutions.

        Our profitability depends on our ability to execute our strategic plan. Our strategic plan in 2011 and thus far in 2012 has emphasized improving the overall credit quality of our loan and lease portfolios, generating organic growth in our loan and lease portfolios, increasing our market share of in-market core deposits and increasing fee income. Given the economic conditions of the past few years, there were limited opportunities to grow the loan and lease portfolios of the Banks with appropriate credit quality; however, we have been successful in reducing the amount of our nonperforming assets, generating in-market core deposits, and increasing fee income. We expect that for the remainder of 2012 and into 2013 we will continue to focus on improving our asset quality as well as increasing full banking relationships with commercial and industrial clients in order to increase our in-market deposits, enhance our loan portfolio and grow our non-interest income. We intend to add business development officers as appropriate to continue revenue growth and ongoing core earnings improvement. We believe this strategy will create opportunities to capitalize on any economic expansion as well as any current disruption to our competitors' businesses in our core Wisconsin market areas.

Highlights of Year-to-Date Results

  •
  Total assets were $1.192 billion as of September 30, 2012 compared to $1.177 billion as of December 31, 2011.

  •
  Net income for the nine months ended September 30, 2012 was $6.4 million compared to net income of $6.0 million for the nine months ended September 30, 2011. Net income for the nine months ended September 30, 2011 included a substantial one-time tax benefit resulting from a change in Wisconsin tax law during the second quarter of 2011.

  •
  Diluted earnings per common share for the nine months ended September 30, 2012 were $2.43 compared to diluted earnings per common share of $2.32 for the nine months ended September 30, 2011.

  •
  Net interest margin increased by seven basis points to 3.38% for the nine months ended September 30, 2012 compared to 3.31% for the nine months ended September 30, 2011.

  •
  Top line revenue, the sum of net interest income and non-interest income, increased 8.7% to $34.5 million for the nine months ended September 30, 2012 compared to $31.7 million for the nine months ended September 30, 2011.

  •
  Provision for loan and lease losses was $3.4 million for the nine months ended September 30, 2012 compared to $3.3 million for the comparable period of 2011. Allowance for loan and lease losses as a percentage of gross loans and leases was 1.67% at September 30, 2012 and 1.66% at December 31, 2011.

  •
  The effective tax rate was 35.0% for the nine months ended September 30, 2012 compared to an effective tax rate of 26.7% for the nine months ended September 30, 2011. The effective tax rate for the nine months ended September 30, 2011 included a substantial one-time tax benefit resulting from a change in Wisconsin tax law during the second quarter of 2011.

  •
  Nonperforming assets as a percentage of total assets were 1.26% at September 30, 2012 compared to 2.04% at December 31, 2011.

  •
  Non-accrual loans declined by $8.9 million, or 41.0%, to $12.8 million at September 30, 2012 from $21.8 million at December 31, 2011.

  •
  Annualized return on average equity ("ROAE") and annualized return on average assets ("ROAA") were 12.57% and 0.72%, respectively for the nine month period ended September 30, 2012, compared to 13.67% and 0.72%, respectively for the nine month period ended September 30, 2011. ROAE and ROAA for the nine months ended September 30, 2011 were positively impacted by a substantial one-time tax benefit resulting from a change in Wisconsin tax law during the second quarter of 2011.

Operating Results

        For the nine months ended September 30, 2012, we recorded net income of $6.4 million compared to net income of $6.0 million for the nine months ended September 30, 2011. Net income for the nine months ended September 30, 2011 included a substantial one-time tax benefit resulting from a change in Wisconsin tax law. The increase in net income for the first nine months of 2012 was primarily attributable to a $1.9 million increase in net interest income resulting from lower interest expense on deposits and increases in each significant source of non-interest income totaling $858,000. These increases were partially offset by a $1.1 million increase in non-interest expense, primarily attributable to higher compensation expense and professional fees, and a $1.2 million increase in tax expense.

        For the year ended December 31, 2011, we recorded net income of $8.4 million compared to $941,000 for the year ended December 31, 2010. During the year ended December 31, 2010, we had recorded an impairment of goodwill in an amount of $2.7 million, which was an accounting adjustment that did not affect our cash flows, liquidity, regulatory capital, regulatory capital ratios, or future operations. Net income excluding the impact of goodwill impairment for the year ended December 31, 2010 was $3.6 million. The increase in net income for 2011 was primarily attributable to a $3.5 million increase in net interest income and a decrease in provision for loan and lease losses of $2.8 million.

        Comparison of the Nine Month Periods Ended September 30, 2012 and 2011

        Top Line Revenue.    Top line revenue is comprised of net interest income and non-interest income. This measurement is also commonly referred to as operating revenue. Top line revenue grew 8.7% for the nine months ended September 30, 2012, as compared to the same period in the prior year. The components of top line revenue were as follows:

	For the Nine Months Ended September 30,
	2012	2011	Change
	(Dollars In Thousands)
Net interest income	$28,450	$26,557	7.1%
Non-interest income	6,003	5,145	16.7

Total top line revenue	$34,453	$31,702	8.7

        Core Earnings.    Core earnings is comprised of our pre-tax income adding back our provision for loan and lease losses, other identifiable costs of credit and other discrete items that are unrelated to our core business activities. In our judgment, the presentation of core earnings allows our management team, investors and analysts to better assess the growth of our core business by removing the volatility that is associated with costs of credit and other discrete items that are unrelated to our core business and facilitates a more streamlined comparison of core growth to our benchmark peers. Core earnings is a non-GAAP financial measure that does not represent and should not be considered as an alternative to net income derived in accordance with GAAP. Our core earnings metric improved by 15.0% when comparing the nine months ended September 30, 2012 to the nine months ended September 30, 2011.

	For the Nine Months Ended September 30,
	2012	2011	Change
	(Dollars in Thousands)
Net income before taxes	$9,839	$8,241	19.4%
Add back:
Provision for loan and lease losses	3,399	3,313	2.6
Net loss on foreclosed properties	228	158	44.3

Core earnings	$13,466	$11,712	15.0

        Return on Average Assets and Return on Average Equity.    ROAA for the nine months ended September 30, 2012 and September 30, 2011 was 0.72%. ROAA remained flat for this period despite improvement in net income due to the recognition of a substantial tax benefit recognized during the second quarter of 2011 as a result of the enactment of a new Wisconsin tax law which was not a recurring benefit. ROAA is a critical metric used by us to measure the profitability of our organization and how efficiently our assets are deployed. ROAA is a measurement that allows us to better benchmark our profitability to our peers without the need to consider different degrees of leverage which can ultimately influence return on equity measures.

        ROAE for the nine months ended September 30, 2012 was 12.57% compared to 13.67% for the nine months ended September 30, 2011. The annualized ROAE for the nine month period of 2012 decreased as a result of an increase in our average equity which outpaced the increase in our net income over the comparable periods. The increase in our average equity is primarily driven by continued quarterly profits between the measurement periods. In addition, we recognized a substantial tax benefit during the second quarter of 2011 caused by the enactment of a new Wisconsin tax law which was not a recurring benefit. We view ROAE to be an important measure of profitability, and we continue to focus on improving our return to our shareholders by enhancing the overall profitability of our client relationships, controlling our expenses and minimizing our costs of credit.

        Net Interest Income.    Net interest income depends on the amounts of and yields on interest-earning assets as compared to the amounts of and rates paid on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the asset/liability management procedures to prepare for and respond to such changes.

        The following table provides information with respect to (i) the change in interest income attributable to changes in rate (changes in rate multiplied by prior volume), (ii) the change in interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (iii) the change in interest income attributable to changes in rate/volume (changes in rate multiplied by changes in volume) for the nine months ended September 30, 2012 compared to the same period of 2011.

	Increase (Decrease) for the Nine Months Ended September 30, 2012 Compared to 2011
	Rate	Volume	Rate/ Volume	Net
	(In Thousands)
Interest-Earning Assets
Commercial real estate and other mortgage loans	$248	$(1,399)	$(14)	$(1,165)
Commercial and industrial loans	(409)	1,626	(53)	1,164
Direct financing leases	(48)	(59)	4	(103)
Consumer and other loans	(6)	(48)	1	(53)

Total loans and leases receivable	(215)	120	(62)	(157)
Mortgage-related securities	(982)	198	(60)	(844)
Investment securities	—	176	(28)	148
FHLB Stock	2	(1)	—	1
Short-term investments	12	73	11	96

Total net change in income on interest-earning assets	(1,183)	566	(139)	(756)

Interest-Bearing Liabilities
Interest-bearing transaction accounts	5	16	1	22
Money market	(372)	716	(126)	218
Certificates of deposit	(115)	51	(7)	(71)
Brokered certificates of deposit	(1,634)	(1,746)	282	(3,098)

Total deposits	(2,116)	(963)	150	(2,929)
FHLB advances	(24)	79	(61)	(6)
Other borrowings	320	(32)	(5)	283
Junior subordinated notes	3	—	—	3

Total net change in expense on interest-bearing liabilities	(1,817)	(916)	84	(2,649)

Net change in net interest income	$634	$1,482	$(223)	$1,893

        The following table shows our average balances, interest, average rates, net interest margin and the spread between the combined average rates earned on interest-earning assets and average cost of interest-bearing liabilities for the nine months ended September 30, 2012 and 2011. The average balances are derived from average daily balances.

	For the Nine Months Ended
	September 30, 2012			September 30, 2011
(Dollars in Thousands)	Average balance	Interest	Average yield/cost	Average balance	Interest	Average yield/cost
Interest-earning assets
Commercial real estate and other mortgage loans(1)	$578,798	$23,790	5.48%	$613,175	$24,955	5.43%
Commercial and industrial loans(1)	241,967	13,884	7.65	214,548	12,720	7.90
Direct financing leases(1)	15,980	685	5.72	17,262	788	6.09
Consumer and other loans	17,301	500	3.85	18,930	553	3.90

Total loans and leases receivable(1)	854,046	38,859	6.07	863,915	39,016	6.02
Mortgage-related securities(2)	170,975	2,426	1.89	161,224	3,270	2.70
Other investment securities(3)	13,599	149	1.46	77	1	2.47
Federal Home Loan Bank stock	1,669	3	0.25	2,367	2	0.10
Short-term investments	81,952	171	0.28	41,599	75	0.24

Total interest-earning assets	1,122,241	41,608	4.94	1,069,182	42,364	5.28
Non-interest-earning assets	55,748			50,153

Total assets	$1,177,989			$1,119,335

Interest-bearing liabilities
Transaction accounts	$34,263	77	0.30	$26,682	55	0.27
Money market	384,488	2,326	0.81	286,980	2,108	0.98
Certificates of deposit	84,907	764	1.20	80,064	835	1.39
Brokered certificates of deposit	409,393	7,011	2.28	494,894	10,109	2.72

Total interest-bearing deposits	913,051	10,178	1.49	888,620	13,107	1.97
FHLB advances	2,520	25	1.32	709	31	5.83
Other borrowings	41,371	2,120	6.83	42,099	1,837	5.82
Junior subordinated notes	10,315	835	10.79	10,315	832	10.75

Total interest-bearing liabilities	967,257	13,158	1.81	941,743	15,807	2.24
Non-interest-bearing demand deposit accounts	131,761			108,293
Other non-interest-bearing liabilities	11,097			10,391

Total liabilities	1,110,115			1,060,427
Stockholders' equity	67,874			58,908

Total liabilities and stockholders' equity	$1,177,989			$1,119,335

Net interest income		$28,450			$26,557

Interest rate spread			3.13%			3.04%
Net interest-earning assets	$154,984			$127,439

Net interest margin			3.38%			3.31%
Average interest-earning assets to average interest-bearing liabilities	116.02%			113.53%
Return on average assets	0.72			0.72
Return on average equity	12.57			13.67
Average equity to average assets	5.76			5.26
Non-interest expense to average assets	2.37			2.40

(1)
The average balances of loans and leases include nonperforming loans and leases. Interest income related to nonperforming loans and leases is recognized when collected.

(2)
Includes amortized cost basis of assets available for sale.

(3)
Yields on tax-exempt municipal obligations are not presented on a tax-equivalent basis in this table.

        Net interest income increased by $1.9 million, or 7.13%, during the nine months ended September 30, 2012 compared to the same period in 2011. The increase in net interest income during the nine month period is primarily attributable to favorable rate and volume variances from lower cost and lower average balance of brokered certificates of deposit, partially offset by unfavorable rate variances affiliated with mortgage-related securities portfolio.

        The yield on average earning assets for the nine months ended September 30, 2012 was 4.94% compared to 5.28% for the nine months ended September 30, 2011. The decline in the yield on average earning assets is related to the overall decline in the yield on the mortgage-related securities portfolio and an elevated amount of short-term investments as a percentage of total earning assets. We have invested in collateralized mortgage obligations with structured cash flow payments. The cash flows generated from these expected prepayments are primarily reinvested in additional collateralized mortgage obligations and to a lesser extent tax-exempt obligations and other agency securities. Given the continued low rate environment, the overall rate on the new purchases has typically been lower than the rates on securities that experience prepayments. The year-to-date average balance of short-term investments increased by approximately $40.4 million while its yield improved only modestly to 0.28% from 0.24% in the 2011 period. The increase in earning assets at this low yield has negatively impacted the overall yield on average earning assets. We continue to evaluate ways to redeploy the excess liquidity at a risk level prudent to the successful management of our balance sheet. In addition, the overall yield on the loan and lease portfolio will be influenced by a change in mix of loan and lease types. As we continue to focus on growing and originating more commercial and industrial loans, we expect that the yield on earning assets will continue to improve in the current low interest rate environment.

        The overall weighted average rate paid on interest-bearing liabilities was 1.81% for the nine months ended September 30, 2012, a decrease of 43 basis points from 2.24% for the nine months ended September 30, 2011. The decrease in the overall rate on the interest-bearing liabilities was primarily caused by the replacement of certain maturing certificates of deposit, including brokered certificates of deposit, at lower current market rates and a lower rate paid on our money market accounts. The continued low rate environment coupled with the maturity structure of our brokered certificates of deposit portfolio has provided us the opportunity to be able to manage our liability structure in both terms of composition and rate to assist in providing an enhanced net interest margin.

        Net interest margin increased approximately seven basis points to 3.38% for the nine months ended September 30, 2012 compared to 3.31% for the nine months ended September 30, 2011. Reducing our overall cost of funds and shifting the mix of the loan and lease portfolio has positively influenced our net interest margin; however, the significant increase in the average size of our short-term investment portfolio and an increased investment portfolio at lower rates due to the current ongoing low rate environment has primarily offset any benefit of net interest margin improvement in this period, resulting in a relatively stable net interest margin. The overall level of our margin is negatively impacted by the sizable amount of excess liquidity on our balance sheet. As we employ initiatives to reduce our overall short-term cash position, assuming all other factors remain constant, we expect that our margin will improve as we invest excess liquidity in higher yielding alternatives, such as approved investment securities and loan and lease growth.

        Provision for Loan and Lease Losses.    The provision for loan and lease losses totaled $3.4 million and $3.3 million for the nine months ended September 30, 2012 and 2011, respectively. We determine our provision for loan and lease losses based upon credit risk and other subjective factors pursuant to our allowance for loan and lease loss methodology, the magnitude of current and historical net charge-offs recorded in the period and the amount of reserves established for impaired loans that present collateral shortfall positions.

        During the nine months ended September 30, 2012 and 2011, the factors influencing the provision for loan and lease losses were the following:

	For the Nine Months Ended September 30,
	2012	2011
Changes in the provision for loan and lease losses associated with:
Establishment/modification of specific reserves on impaired loans, net	$1,290	$(230)
Subjective factor changes	—	61
Charge-offs in excess of specific reserves	2,030	4,127
Recoveries	(394)	(796)
Change in inherent risk of the loan and lease portfolio	473	151

Total provision for loan and lease losses	$3,399	$3,313

        The establishment/modification of specific reserves on impaired loans represents new specific reserves established on impaired loans where, although collateral shortfalls are present, we believe that we will be able to recover our principal and/or it represents the release of previously established reserves that are no longer required. Charge-offs in excess of specific reserves represent an additional provision for loan and lease losses required to maintain the allowance for loan and leases at a level deemed appropriate by management. This amount is net of the release of any specific reserve that may have already been provided. Charge-offs in excess of specific reserves can occur in situations where: (i) a loan has previously been partially written down to its estimated fair value and continues to decline, (ii) rapid deterioration of a credit requires an immediate partial or full charge-off, or (iii) the specific reserve was not adequate to cover the amount of the required charge-off. Change in the inherent risk of the portfolio can be influenced by growth or migration in and out of an impaired loan classification where a specific evaluation of a particular credit may be required rather than the application of a general reserve ratio. Refer to "Financial Condition—Allowance for Loan and Lease Losses" in this section for further information regarding our allowance for potential losses in our portfolio.

        Non-Interest Income.    Non-interest income, consisting primarily of fees earned for trust and investment services, service charges on deposits, income from bank-owned life insurance and loan fees increased $858,000, or 16.7%, to $6.0 million for the nine months ended September 30, 2012 from $5.1 million for the nine months ended September 30, 2011. The increase was primarily due to an increase in trust and investment services fee income and service charges on deposits.

        Trust and investment services fee income increased by $260,000, or 13.6%, to $2.2 million for the nine months ended September 30, 2012 from $1.9 million for the nine months ended September 30, 2011. Trust and investment services fee income is driven by the amount of assets under management and administration and can be positively or negatively influenced by the timing and magnitude of volatility within the equity markets.

        At September 30, 2012, we had $581.8 million of trust assets under management compared to $532.6 million at December 31, 2011 and $458.0 million at September 30, 2011. Assets under administration were $164.3 million at September 30, 2012 compared to $129.7 million at December 31, 2011 and $123.9 million at September 30, 2011. The growth in assets under management is primarily due to establishing new relationships. A significant amount of growth occurred during the fourth quarter of 2011, when a large client utilized our expertise in handling a substantial transaction as part of its business succession plan. During the third quarter of 2012, this client made its final determination to diversify its assets with various asset managers and as a result a substantial portion of these assets are no longer managed by us. In accordance with our operating philosophy, we focus on obtaining and managing larger than average client relationships. Accordingly, our assets under management and administration can be meaningfully influenced by the addition or loss of a client relationship.

        Service charges on deposits increased by $289,000, or 23.8%, to $1.5 million for the nine months ended September 30, 2012 from $1.2 million for the nine months ended September 30, 2011. The increase of deposit service charge income in the nine month period of 2012 was primarily related to an increase in deposit relationships associated with commercial and industrial clients, who tend to have higher transaction volumes resulting in the generation of service charge income.

        Loan fees increased by $166,000, or 15.4%, to $1.2 million for the nine months ended September 30, 2012 from $1.1 million for the nine months ended September 30, 2011. The increase is due to an increase in letter of credit fees and loan administration fees collected per existing client contracts upon the exit of certain loan relationships.

        Other non-interest income increased by $117,000, or 44.0%, to $383,000 for the nine months ended September 30, 2012 from $266,000 for the nine months ended September 30, 2011. The increase in other non-interest income is primarily due to increased gains on sales of leased assets due to lease terminations and a $144,000 one-time gain we recognized on the sale of our credit card portfolio during the third quarter of 2012. Prior to the sale, outstanding credit card balances were approximately $968,000. Subsequent to our deconversion date, we will not have any further on-going involvement with this portfolio. These increases were partially offset by a decrease on rental income, as we are no longer subleasing a component of our office space.

        Non-Interest Expense.    Non-interest expense increased by $1.1 million, or 5.3%, to $21.2 million for the nine months ended September 30, 2012 from $20.1 million for the comparable period of 2011. The increase in non-interest expense was primarily caused by an increase in compensation expense and professional fees, and was partially offset by a decline in FDIC insurance and collateral liquidation costs.

        Compensation expense increased by $1.0 million, or 9.1%, to $12.5 million for the nine months ended September 30, 2012 from $11.4 million for the nine months ended September 30, 2011. The increase was due to increased salary expense, which was primarily the result of new positions filled in support of strategic initiatives and annual merit increases. Other increased ancillary compensation costs include amounts associated with higher health insurance premiums and larger accruals for individual incentive compensation programs.

        Collateral liquidation costs decreased by $123,000, or 21.4%, to $451,000 for the nine months ended September 30, 2012 from $574,000 for the nine months ended September 30, 2011. Collateral liquidation costs are expenses incurred by us to facilitate resolution of certain problem commercial loans. The amount of collateral liquidation costs recorded in any particular period are influenced by the timing and level of effort required for the liquidation of collateral underlying each such individual loan. Our ability to recoup these costs from our clients is uncertain and therefore we have expensed them as incurred through our consolidated results of operations. To the extent we are successful in recouping these expenses from our clients, the recovery of expense is shown as a net reduction to this line item. We have been successful in reducing our levels of nonperforming loans and therefore incurred a lower level of collateral liquidation costs year over year. The amount of collateral liquidation costs recorded in any particular period is influenced by the timing and level of effort required for the liquidation of collateral underlying each such individual loan.

        Professional fees increased by $138,000, or 12.1%, to $1.3 million for the nine months ended September 30, 2012 from $1.1 million for the nine months ended September 30, 2011. The increase in professional fees was primarily due to increased audit and tax fees associated with new compliance requirements for 2012, fees incurred for regulatory examinations and recruiting expenses incurred to hire new business development officers in support of our strategic initiatives.

        FDIC insurance expense decreased by $355,000, or 18.7%, to $1.5 million for the nine months ended September 30, 2012 from $1.9 million for the nine months ended September 30, 2011. Effective April 1, 2011, the FDIC amended the Federal Deposit Insurance Act to implement revisions required by the Dodd-Frank Act, including, among other changes, modifying the definition of an institution's deposit insurance assessment base from a deposit-based calculation to an average assets less average tangible equity-based calculation and changing the assessment rate adjustments. This amendment resulted in a reduced FDIC insurance cost for our Banks.

        Income Taxes.    Income tax expense was $3.4 million for the nine months ended September 30, 2012, with an effective tax rate of 35.0% compared to income tax expense of $2.2 million for the nine months ended September 30, 2011, with an effective tax rate of 26.7%. The effective tax rate differs from the federal statutory corporate tax rate as follows:

	For the Nine Months Ended September 30,
	2012	2011
Statutory federal tax rate	34.0%	34.0%
State taxes, net of federal benefit	4.8	10.8
FIN 48 expense, net of federal benefit	0.4	—
Bank owned life insurance	(1.8)	(2.1)
Tax-exempt security and loan income, net of TEFRA adjustments	(3.0)	(2.7)
Release of valuation allowance	—	(15.2)
Discrete items	—	1.1
Other	0.6	0.8

	35.0%	26.7%

        The primary difference between the effective tax rate for the nine months ended September 30, 2012 and 2011 was due to the recognition of two discrete items affecting state income taxes and release of valuation allowance that were recognized in the second quarter of 2011 that had a net positive impact on the effective tax rate. In June 2011, FBB and First Business Capital Corp entered into a confidential net settlement with the Wisconsin Department of Revenue. The net settlement of this matter with the Wisconsin Department of Revenue did not result in a liability materially different than that which had been previously accrued. In addition, on June 26, 2011, the State of Wisconsin 2011-2013 Budget Bill, Assembly Bill 40, was signed into law. The bill provided that, starting with the first taxable year beginning after December 31, 2011, and thereafter for the next 19 years, a combined group member that has pre-2009 net business loss carryforwards can, after first using such net business loss carryforwards to offset its own income for the taxable year and after using shared losses, use up to five percent of the pre-2009 net business loss carryforwards to offset the Wisconsin income of other group members on a proportionate basis to the extent the income is attributable to the group's unitary business. If the five percent cannot fully be used, the remainder can be added to the portion that may offset the Wisconsin income of all other combined group members in a subsequent year, until it is completely used or expired. We evaluated the potential utilization of the outstanding Wisconsin net operating losses under the provisions of this new law and determined that it is more likely than not the net operating losses will be realized. As a result, in 2011 we released the valuation allowance previously associated with these net operating losses.

        Generally, the provision for income taxes is determined by applying an estimated annual effective income tax rate to income before taxes and adjusting for discrete items. Typically, the rate is based on the most recent annualized forecast of pretax income, book versus tax differences and tax credits, if any. If we conclude that a reliable estimated annual effective tax rate cannot be determined, the actual effective tax rate for the year-to-date period may be used. We re-evaluate the income tax rates each quarter. Therefore, the current projected effective tax rate for the entire year may change.

  Comparison of the Years Ended December 31, 2011 and 2010

        Top Line Revenue.    Top line revenue grew by approximately 9.9% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The components of top line revenue were as follows:

	For the Year Ended December 31,
	2011	2010	Change
	(Dollars In Thousands)
Net interest income	$35,461	$31,951	11.0%
Non-interest income	7,060	6,743	4.7

Total top line revenue	$42,521	$38,694	9.9

        Core Earnings.    Our core earnings metric, which is a non-GAAP measure as set forth above, improved by 25.1% when comparing the year ended December 31, 2011 to the year ended December 31, 2010, as shown in the following table.

	For the Year Ended December 31,
	2011	2010	Change
	(Dollars in Thousands)
Net income before taxes	$11,874	$3,290	260.9%
Add back:
Provision for loan and lease losses	4,250	7,044	(39.7)
Loss on foreclosed properties	420	206	103.9
Goodwill impairment	—	2,689	(100.0)
Gain on sale of securities	—	—	—

Core earnings	$16,544	$13,229	25.1

        Return on Average Equity and Return on Average Assets.    ROAE for the year ended December 31, 2011 was 14.03% compared to 1.67% for the year ended December 31, 2010. The increase in ROAE was directly related to the increase in net income, specifically an increase in net interest income, a reduction in the provision for loan and lease loss and the absence of goodwill impairment in the year ended December 31, 2011. The goodwill impairment in 2010 was an accounting adjustment that did not affect our cash flows, liquidity, regulatory capital, regulatory capital ratios, or future operations. Management has primarily focused its attention on the comparison of ROAE excluding the $2.7 million goodwill impairment to analyze the improvement in our profitability from the comparable reporting periods of the prior year. Excluding the $2.7 million goodwill impairment charge, ROAE for the year ended December 31, 2010 was 6.46%.

        ROAA for the year ended December 31, 2011 was 0.75% compared to 0.09% for the year ended December 31, 2010. The increase in ROAA was primarily due to the improvement in net income, specifically an increase in net interest income and a reduction in the provision for loan and lease loss, as well as the absence of goodwill impairment in 2011. Excluding the goodwill impairment, ROAA for the year ended December 31, 2010 was 0.33%. ROAA excluding goodwill impairment is a non-GAAP metric. For a reconciliation of this metric to its nearest GAAP measure, please see "PROSPECTUS SUMMARY—Non-GAAP Financial Measures."

        Net Interest Income.    Similar to the nine month comparative information above, the table below provides information with respect to: (i) the change in interest income attributable to changes in rate (changes in rate multiplied by prior volume), (ii) the change in interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (iii) the change in rate/volume (changes in rate multiplied by changes in volume) for the year ended December 31, 2011 compared to the year ended December 31, 2010.

	Increase (Decrease) for the Year Ended December 31, 2011 Compared to 2010
	Rate	Volume	Rate/ Volume	Net
	(In Thousands)
Interest-Earning Assets
Commercial real estate and other mortgage loans	$(876)	$593	$(15)	$(298)
Commercial and industrial loans	639	(117)	(4)	518
Direct financing leases	(53)	(410)	15	(448)
Consumer and other loans	101	57	10	168

Total loans and leases receivable	(189)	123	6	(60)
Mortgage-related securities	(974)	787	(170)	(357)
Investment securities	2	—	8	10
FHLB Stock	2	—	—	2
Short-term investments	(1)	(3)	—	(4)

Total net change in income on interest-earning assets	(1,160)	907	(156)	(409)

Interest-Bearing Liabilities
Interest-bearing transaction accounts	(54)	(172)	36	(190)
Money market	(250)	457	(41)	166
Certificates of deposit	(553)	(92)	30	(615)
Brokered certificates of deposit	(3,149)	195	(39)	(2,993)

Total deposits	(4,006)	388	(14)	(3,632)
FHLB advances	136	(610)	(129)	(603)
Other borrowings	167	138	11	316
Junior subordinated notes	—	—	—	—

Total net change in expense on interest-bearing liabilities	(3,703)	(84)	(132)	(3,919)

Net change in net interest income	$2,543	$991	$(24)	$3,510

        The table below shows our average balances, interest, average rates, net interest margin and the spread between combined average rates earned on our interest-earning assets and cost of interest-bearing liabilities for the periods indicated. The average balances are derived from average daily balances.

	For the Year Ended December 31,
	2011			2010			2009
	Average balance	Interest	Average yield/cost	Average balance	Interest	Average yield/cost	Average balance	Interest	Average yield/cost
	(Dollars In Thousands)
Interest-Earning Assets
Commercial real estate and other mortgage loans	$608,665	$33,192	5.45%	$598,068	$33,490	5.60%	$595,885	$32,794	5.50%
Commercial and industrial loans	219,754	16,959	7.72	221,323	16,441	7.43	214,212	15,822	7.39
Direct financing leases	16,974	1,039	6.12	23,429	1,487	6.35	29,577	1,847	6.24
Consumer and other loans	18,591	742	3.99	16,914	574	3.39	21,583	1,005	4.66

Total loans and leases receivable(1)	863,984	51,932	6.01	859,734	51,992	6.05	861,257	51,468	5.98
Mortgage-related securities(2)	162,817	4,156	2.55	138,637	4,513	3.26	114,151	4,803	4.21
Investment securities(3)	410	10	2.36	—	—	—	—	—	—
Federal Home Loan Bank stock	2,367	2	0.10	2,367	—	—	2,367	—	—
Short-term investments	48,395	117	0.24	49,878	121	0.24	34,762	85	0.24

Total interest-earning assets	1,077,973	56,217	5.22	1,050,616	56,626	5.39	1,012,537	56,356	5.57
Non-interest-earning assets	51,078			48,813			40,779

Total assets	$1,129,051			$1,099,429			$1,053,316

Interest-Bearing Liabilities
Interest-bearing transaction accounts	$25,389	70	0.28	$74,784	260	0.35	$67,061	266	0.40
Money market	300,652	2,971	0.99	258,569	2,805	1.08	214,751	2,953	1.38
Certificates of deposit	80,323	1,108	1.38	84,828	1,723	2.03	121,801	2,847	2.34
Brokered certificates of deposit	486,594	12,966	2.66	480,709	15,959	3.32	460,691	18,332	3.98

Total interest-bearing deposits	892,958	17,115	1.92	898,890	20,747	2.31	864,304	24,398	2.82
FHLB advances	656	38	5.83	13,414	641	4.78	18,873	880	4.66
Other borrowings	41,488	2,491	6.00	39,010	2,175	5.58	40,738	1,932	4.74
Junior subordinated notes	10,315	1,112	10.78	10,315	1,112	10.78	10,315	1,112	10.78

Total interest-bearing liabilities	945,417	20,756	2.20	961,629	24,675	2.57	934,230	28,322	3.03
Demand deposits	112,899			68,430			51,665
Non-interest-bearing liabilities	10,674			13,153			12,733

Total liabilities	1,068,990			1,043,212			998,628
Stockholders' equity	60,091			56,217			54,688

Total liabilities and stockholders' equity	$1,129,051			$1,099,429			$1,053,316

Net interest income		$35,461			$31,951			$28,034

Net interest spread			3.02%			2.82%			2.53%
Net interest-earning assets	$132,556			$88,987			$78,307

Net interest margin			3.29%			3.04%			2.77%
Average interest-earning assets to average interest-bearing liabilities	114.02%			109.25%			108.38%
Return on average assets	0.75			0.09			0.10
Return on average equity	14.03			1.67			1.90
Average equity to average assets	5.32			5.11			5.19
Non-interest expense to average assets	2.34			2.58			2.33

(1)
The average balances of loans and leases include nonperforming loans and leases. Interest income related to nonperforming loans and leases is recognized when collected.

(2)
Includes amortized cost of basis of assets held and available for sale.

(3)
Yields on tax-exempt municipal obligations are not presented on a tax-equivalent basis in this table.

        Net interest income increased by $3.5 million, or 11.0%, during the year ended December 31, 2011 compared to the same period in 2010. The increase in net interest income was primarily attributable to favorable rate variances from lower cost of deposits. The Federal Reserve held interest rates constant throughout 2010 and 2011. Therefore, the majority of the increase in net interest income associated with rate variances reflected pricing deposits commensurate with market conditions and demand along with replacing higher yielding maturing brokered certificates of deposits at lower market rates.

        The yield on average earning assets for the year ended December 31, 2011 was 5.22% compared to 5.39% for the year ended December 31, 2010. The yield on average earning assets was negatively affected by the declining interest rates associated with our investment portfolio. We have invested in collateralized mortgage obligations with structured cash flow payments. The cash flows generated from these expected prepayments were reinvested in additional collateralized mortgage obligations or tax-exempt municipal obligations. Given the low interest rate environment in 2011, the overall coupon on new security purchases was typically lower than the rates on securities that experienced prepayments. This caused the investment yield to decline by approximately 71 basis points. The total loans and leases receivable yield was 6.01% for the year ended December 31, 2011 compared to 6.05% for the year ended December 31, 2010.

        The overall weighted average rate paid on interest-bearing liabilities was 2.20% for the year ended December 31, 2011, a decrease of 37 basis points from 2.57% for the year ended December 31, 2010. The decrease in the overall rate on the interest-bearing liabilities was primarily caused by the replacement of maturing certificates of deposits, including brokered certificates of deposits, at lower current market rates and a lower rate paid on our money market accounts. The low rate environment in 2011 coupled with our maturity structure of our brokered certificate of deposit portfolio provided us the opportunity to manage our liability structure in both terms of composition and rate to assist in providing an enhanced net interest margin.

        Net interest margin increased 25 basis points to 3.29% for the year ended December 31, 2011 from 3.04% for the year ended December 31, 2010. The improvement in net interest margin correlated with a 20-basis-point increase in the net interest rate spread coupled with an increase in the value of the net free funds. Average demand deposits increased $44.5 million to $112.9 million for the year ended December 31, 2011 compared to $68.4 million for the year ended December 31, 2010. This increase was partially caused by the change in the regulations under which these types of accounts qualify for unlimited FDIC insurance coverage.

        Provision for Loan and Lease Losses.    The provision for loan and lease losses totaled $4.3 million and $7.0 million for the years ended December 31, 2011 and 2010, respectively. While we made no significant changes to our loan and lease underwriting standards in 2011 or 2010, continued economic conditions caused us to maintain additional rigor to our underwriting and monitoring processes. During the years ended December 31, 2011 and 2010, the factors influencing the provision for loan and lease losses were the following:

	For the Year Ended December 31,
	2011	2010
Changes in the provision for loan and lease losses associated with:
Establishment/modification of specific reserves on impaired loans, net	$(365)	$3,323
Subjective factor changes	62	213
Charge-offs in excess of specific reserves	5,025	3,499
Recoveries	(864)	(313)
Change in inherent risk of the loan and lease portfolio	392	322

Total provision for loan and lease losses	$4,250	$7,044

        Refer to "Financial Condition—Allowance for Loan and Lease Losses" in this section for further information regarding our allowance for potential losses in our portfolio.

        Non-Interest Income.    Non-interest income, consisting primarily of fees earned for trust and investment services, service charges on deposits, loan fee income and income from bank-owned life insurance, increased by $317,000, or 4.7%, to $7.1 million for the year ended December 31, 2011, from $6.7 million for the year ended December 31, 2010.

        Trust and investment services fee income increased by $198,000, or 8.5%, to $2.5 million for the year ended December 31, 2011 compared to $2.3 million for the year ended December 31, 2010. At December 31, 2011, our trust assets under management grew 33.4%, to $532.6 million from $399.4 million at December 31, 2010, while our assets under administration totaling $129.7 million at December 31, 2011 remained relatively flat compared to $127.5 million at December 31, 2010. The growth in the assets under management was primarily due to establishing new relationships. A significant amount of this growth occurred during the fourth quarter of 2011, when a large client utilized our expertise in handling a substantial transaction as part of its business succession plan.

        Loan fees increased by approximately $243,000, or 19.6%, to $1.5 million for the year ended December 31, 2011 from $1.2 million for the year ended December 31, 2010. Loan fees generally represented nondeferrable fees earned on loan activity and the revenue generated through the collateral audit process we perform to ensure the integrity of the collateral associated with our asset-based loans. The increase in loan fees was primarily related to additional collateral audits performed and additional other asset based loan fees collected.

        Other non-interest income decreased by $181,000, or 29.3%, to $436,000 for the year ended December 31, 2011 from $617,000 for the year ended December 31, 2010 primarily due to a decrease in the volume and magnitude of gains associated with lease end termination activity in the comparable periods.

        Non-Interest Expense.    Non-interest expense decreased by $2.0 million, or 6.9%, to $26.4 million for the year ended December 31, 2011 from $28.4 million for the comparable period of 2010, primarily due to the absence of goodwill impairment in 2011, a decrease in FDIC insurance costs, and a decrease in collateral liquidation costs partially offset by increases in compensation expense, loss on foreclosed properties, and marketing expenses.

        In June 2010, we recorded an impairment of goodwill of $2.7 million as we concluded at that time that the implied fair value of our reporting unit's goodwill was less than the current carrying value of the reporting unit's goodwill. We wrote-off the entire carrying value of the goodwill in 2010.

        FDIC insurance expense decreased by $644,000, or 20.6%, to $2.5 million for the year ended December 31, 2011 compared to $3.1 million for the year ended December 31, 2010, primarily due to the amendment to the definition of an institution's deposit insurance assessment base required by the Dodd-Frank Act that became effective April 1, 2011.

        Compensation expense increased by $1.6 million, or 12.1%, to $14.9 million for the year ended December 31, 2011 from $13.3 million for the year ended December 31, 2010. The overall increase in compensation expense was primarily caused by an additional accrual to record the appropriate level of compensation expense arising from our non-equity incentive compensation program. Based upon established targets for 2011, we accrued for a higher level of performance in the program's established criteria as compared to the prior year. Merit increases and additional expense associated with our employer-provided health insurance plans also contributed to the increase in compensation expense.

        Collateral liquidation costs decreased by $381,000, or 32.6%, to $786,000 for the year ended December 31, 2011 from $1.2 million for the year ended December 31, 2010, as we continued to successfully reduce our levels of nonperforming loans and therefore incurred a lower level of collateral liquidation costs year over year.

        During the year ended December 31, 2011, we recognized a net loss on foreclosed properties of $420,000 compared to a loss of $206,000 for the year ended December 31, 2010. During 2011, we continued to experience further declines in real estate values and, as a result, we recorded impairment adjustments totaling $621,000 for the year ended December 31, 2011. Partially offsetting the valuation adjustments for foreclosed properties was the recognition of gains totaling $201,000 on properties that we have sold to independent third parties.

        Marketing expense increased by $245,000, or 32.7%, to $994,000 for the year ended December 31, 2011 from $749,000 for the year ended December 31, 2010. The increase in marketing expense was a direct result of the timing associated with the execution of certain marketing strategies and a renewed corporate-wide marketing effort.

        Income Taxes.    Income tax expense was $3.4 million for the year ended December 31, 2011 compared to $2.3 million, for the year ended December 31, 2010. The overall increase in tax expense was primarily due to the increased level of pre-tax income in comparison to the prior year, when taking into consideration the nondeductibility of goodwill in 2010. The effective tax rate for the year ended December 31, 2011 was 29.1%. The impact of discrete items recorded during the year provided a net benefit of approximately 5.6%. These discrete items primarily consisted of the release of valuation allowance and additional state expense recognized as a result of the completed filings of our state income tax returns. As described above, in June 2011, FBB and FBCC entered into a confidential settlement with the Wisconsin Department of Revenue. This settlement did not result in a liability materially different than that which had been previously accrued. Additionally, as described above, on June 26, 2011, the State of Wisconsin 2011-2013 Budget Bill, Assembly Bill 40, was signed into law, addressing the use of certain net business loss carryforwards by combined group members. We evaluated the potential utilization of the outstanding Wisconsin net operating losses under the provisions of this new law and determined that it is more likely than not the net operating losses will be realized. As a result, we released the valuation allowance previously associated with these net operating losses.

        During the year ended December 31, 2010, we recorded a goodwill impairment of $2.7 million. The goodwill impairment is treated as a permanent difference and is not deductible for income tax purposes which created a significant tax expense in relation to the pre-tax income.

Financial Condition

  General

        Our total assets remained relatively stable at $1.192 billion as of September 30, 2012 compared to $1.177 billion at December 31, 2011.

  Short-term investments

        Short-term investments decreased by $43.0 million to $70.3 million at September 30, 2012 from $113.4 million at December 31, 2011. Our short-term investments primarily consist of interest-bearing deposits held at the Federal Reserve Bank. The level of our short-term investments will be influenced by the timing of deposit gathering, scheduled maturities of brokered deposits, funding of loan growth when opportunities are presented, and the level of our available-for-sale securities portfolio. We value the safety and soundness provided by the Federal Reserve Bank and therefore we incorporate short-term investments in our on-balance-sheet liquidity program. Please refer to "—Liquidity and Capital Resources" for further discussion. During the second quarter of 2012, the Banks also began investing in commercial paper. The commercial paper instruments have durations generally between

30-60 days and provide a higher yielding alternative to the rate paid by the Federal Reserve Bank. The overall decline in short-term investments is primarily due to reducing excess liquidity by allowing maturing brokered certificates of deposit to run off, increasing the size of our available-for-sale investment portfolio and supporting the growth in our loan and lease receivables portfolio.

  Securities

        Securities available-for-sale increased by $32.4 million to $202.8 million at September 30, 2012 compared to $170.4 million at December 31, 2011. During this time period, we reinvested cash flows received from our securities through purchases of additional securities. Our available-for-sale investment portfolio primarily consists of collateralized mortgage obligations and agency obligations and is used to provide a source of liquidity, including the ability to pledge securities for possible future cash advances, while contributing to the earnings potential of the Banks. We purchase investment securities intended to protect our net interest margin while maintaining an acceptable risk profile. In addition, we will purchase investments to utilize our cash position effectively within appropriate policy guidelines and estimates of future cash demands. While collateralized mortgage obligations present prepayment risk and extension risk, we believe the overall credit risk associated with these investments is minimal, as substantially all of the obligations we hold were issued by the Government National Mortgage Association ("GNMA"), a U.S. government agency. The estimated prepayment streams associated with this portfolio also allow us to better match our short-term liabilities. The Banks' investment policies allow for various types of investments, including tax-exempt municipal securities. The addition of tax-exempt municipal securities provides for further opportunity to improve our overall yield on our investment portfolio. We evaluate the credit risk of the municipal obligations prior to purchase and limit our exposure of obligations to general obligation issuances from municipalities primarily in Wisconsin.

        As we continue to evaluate the level of on-balance-sheet liquidity, we have started purchasing U.S. Government agency obligations, primarily those obligations issued by Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA"). We have structured these purchases to have bullet maturities within two to four years from the issue date. Certain of the securities contain either quarterly or one-time call features. The maturity structure of our securities portfolio allows us to effectively manage the cash flows of these securities along with the collateralized mortgage obligations to be able to meet loan demand in the near future without the need to immediately borrow funds from our various funding sources and proactively adjust the portfolio should interest rates rise within the next two to four years. Our management deems these investments to be creditworthy and believes that these investments exhibit appropriate market yields for the risks assumed. As additional appropriate investment securities are available in the marketplace, we expect that additional investments will be purchased.

        During the nine months ended September 30, 2012, we recognized unrealized holding gains of $227,000 through other comprehensive income. The majority of the securities we hold have active trading markets, and we are not currently experiencing difficulties in pricing our securities. We use a third party pricing service as our primary source of market prices for our investment portfolio. On a quarterly basis, we validate the reasonableness of prices received from this source through independent verification on a representative sample of the portfolio, data integrity validation through comparison of current prices to prior period prices, and overall analytical expectation of movement in prices based upon the changes in the related yield curves and other market factors. On a periodic basis, we review the third party pricing vendor's pricing methodology for pricing relevant securities and results of internal control assessments. Our portfolio is sensitive to fluctuations in the interest rate environment and has limited sensitivity to credit risk due to the nature of the issuers of our securities as previously discussed. If interest rates decline and the credit quality of the securities remains constant or improves, the market value of our debt securities portfolio would likely improve, thereby increasing our total comprehensive income. If interest rates increase or the credit quality of the securities decline, the market value of our debt securities portfolio would likely decline and therefore decrease our total comprehensive income. No securities within our portfolio were deemed to be other-than-temporarily impaired as of September 30, 2012.

        Risks associated with our mortgage-related securities portfolio are prepayment risk, extension risk and interest rate risk. Should general interest rates decline, the mortgage-related securities portfolio would be subject to prepayments caused by borrowers seeking lower financing rates. Conversely, an increase in general interest rates could cause the mortgage-related securities portfolio to be subject to a longer term to maturity caused by borrowers being less likely to prepay their loans. Such a rate increase could also cause the fair value of the mortgage-related securities portfolio to decline. Given the economic environment and current elevated foreclosure rates, prepayment activities have become less predictable.

        Investment objectives are formed to meet liquidity requirements and generate a favorable return on investments without compromising other business objectives and levels of interest rate risk and credit risk. Consideration is also given to investment portfolio concentrations. Federal and state chartered banks are allowed to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, state and municipal obligations, mortgage-related securities, certain time deposits of insured financial institutions, repurchase agreements, loans of federal funds, and, subject to certain limits, corporate debt and equity securities, commercial paper and mutual funds. Our investment policy provides that we will not engage in any practice that the Federal Financial Institutions Examination Council considers an unsuitable investment practice. These objectives are formalized and documented in our investment policy, which is approved by the Banks' boards of directors on an annual basis. Management, as authorized by the boards, implements this policy. The boards review investment activity on a monthly basis.

        At September 30, 2012 and December 31, 2011, $22.9 million and $19.6 million of our mortgage-related securities were pledged to secure our various obligations, respectively, including outstanding advances with the FHLB and interest rate swap contracts. Securities pledged also provide for future availability for additional advances from the FHLB.

        The following table sets forth information regarding the amortized cost and fair values of our investments and mortgage-related securities at the dates indicated.

	As of September 30,		As of December 31,
	2012		2011		2010		2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Securities available-for-sale
Municipal obligations	$9,954	$10,056	$2,736	$2,831	$—	$—	$—	$—
U.S. Government agency obligations—government-sponsored enterprises	16,177	16,237	—	—	—	—	—	—
Collateralized mortgage obligations—government issued	159,846	163,886	161,443	165,401	149,948	152,776	116,109	118,509
Collateralized mortgage obligations—government sponsored enterprises	12,563	12,626	2,169	2,154	591	603	3,729	3,777

	$198,540	$202,805	$166,348	$170,386	$150,539	$153,379	$119,838	$122,286

        The following table sets forth the contractual maturity and weighted average yield characteristics of the fair value of our debt securities at September 30, 2012 and December 31, 2011, classified by remaining contractual maturity. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations without call or prepayment penalties. Yields on tax-exempt obligations have not been computed on tax equivalent basis.

	As of September 30, 2012
	Less than One Year		One to Five Years		Five to Ten Years		Over Ten Years
	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Total
	(Dollars In Thousands)
Available-for-sale
Municipal obligations	$—	—%	$—	—%	$6,361	2.20%	$3,695	2.44%	$10,056
U.S. Government agency obligations—government-sponsored enterprises	—	—	13,180	0.88	3,057	0.98	—	—	16,237
Collateralized mortgage obligations—government issued	83	5.14	—	—	2,348	3.90	161,455	2.47	163,886
Collateralized mortgage obligations—government sponsored enterprises	—	—	—	—	4,997	1.13	7,629	2.44	12,626

	$83		$13,180		$16,763		$172,779		$202,805

	As of December 31, 2011
	Less than One Year		One to Five Years		Five to Ten Years		Over Ten Years
	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Total
	(Dollars In Thousands)
Available-for-sale
Municipal obligations	$—	—%	$—	—%	$2,364	2.35%	$467	2.62%	$2,831
Collateralized mortgage obligations—government agencies	—	—	316	5.14	1,072	3.28	164,013	2.89	165,401
Collateralized mortgage obligations—government sponsored enterprises	—	—	—	—	2,154	1.73	—	—	2,154

	$—		$316		$5,590		$164,480		$170,386

  Derivative Activities

        The Banks' investment policies allow the Banks to participate in hedging strategies or use financial futures, options or forward commitments or interest rate swaps with prior board approval. The Banks utilize, from time to time, derivative instruments in the course of their asset/liability management. As of September 30, 2012 and December 31, 2011, the Banks did not hold any derivative instruments that were designated as cash flow or fair value hedges. The derivative portfolio consists primarily of interest rate swaps offered directly to qualified commercial borrowers which allowed the Banks to provide a fixed rate alternative to their clients while mitigating interest rate risk by keeping a variable rate loan in their portfolios. The Banks economically hedge client derivative transactions by entering into equal and offsetting interest rate swap contracts executed with dealer counterparties. The economic hedge with the dealer counterparties allows the Banks to primarily offset the fixed rate interest rate risk. Derivative transactions executed through this program are not designated as accounting hedge relationships and are marked to market through earnings each period.

        As of September 30, 2012 and December 31, 2011, the aggregate amortizing notional value of interest rate swaps with various commercial borrowers was approximately $49.0 million and $53.7 million, respectively. We receive fixed rates and pay floating rates based upon LIBOR on the swaps with commercial borrowers. These swaps mature between February 2013 and June 2022. At September 30, 2012 and December 31, 2011, the fair value of the swaps with commercial borrowers was approximately $3.0 million and $3.4 million, respectively, and was included in accrued interest receivable and other assets. On the offsetting swap contracts with dealer counterparties, we pay fixed rates and receive floating rates based upon LIBOR. These interest rate swaps mature between February 2013 and June 2022. As of September 30, 2012 and December 31, 2011, dealer counterparty swaps were reported on our balance sheet as a net derivative liability of $3.0 million and $3.4 million, respectively, due to master netting and settlement contracts with dealer counterparties and such amounts are included in accrued interest payable and other liabilities as of such dates.

  Loans and Leases Receivable

        Loans and leases receivable, net of allowance for loan and lease losses, increased by $26.8 million, or 3.2%, to $863.5 million at September 30, 2012 from $836.7 million at December 31, 2011. We principally originate commercial business loans and commercial real estate loans. The overall mix of the loan and lease portfolio at September 30, 2012 remained generally consistent with the mix at December 31, 2011, with a continued concentration in commercial real estate mortgage loans at approximately 67% of our total loan and lease portfolio. For the nine months ended September 30, 2012, we have experienced growth over our prior year end balances. We are successfully adding new relationships to our portfolio and are beginning to see signs of increased demand for lending opportunities. The economic environment continues to present challenges and the growth percentage of our loan and lease portfolio is below historical growth levels. We have also experienced greater competition as banks operating in our primary geographic area attempt to deploy excess liquidity. We remain committed to our underwriting standards and will not deviate from those standards for the sole purpose of growing our loan and lease portfolio. Nonetheless, we expect our new loan and lease activity to be more than adequate to replace normal amortization and to continue to grow in future quarters.

        Commercial real estate lending typically involves larger loan principal amounts than that for residential mortgage loans or consumer loans. The repayment of these loans generally is dependent on sufficient income from the properties securing the loans to cover operating expenses and debt service. Payments on loans secured by commercial real estate are often dependent upon the successful operation and management of the properties; therefore, repayment of these loans may be affected by factors outside the borrower's control, including adverse conditions in the real estate market or the economy. In the event that the cash flow from the property is reduced, the borrower's ability to repay the loan could be impacted. The deterioration of one or more of these loans could cause a significant increase in our percentage of nonperforming loans. An increase in nonperforming loans results in a loss of earnings from these loans and could result in an increase in the provision for loan and lease loss and an increase in charge-offs, all of which could have a material adverse impact on our net income.

        The allowance for loan and lease losses as a percentage of gross loans and leases was 1.67% as of September 30, 2012 and 1.66% as of December 31, 2011. Non-accrual loans and leases as a percentage of gross loans and leases decreased to 1.46% at September 30, 2012 compared to 2.56% at December 31, 2011. Nonperforming loans decreased $8.9 million, or 41.0%, to $12.8 million at September 30, 2012 compared to $21.8 million at December 31, 2011. As we are experiencing improvements in asset quality trends, our allowance for loan and lease loss reserves are measured more through general characteristics of our portfolio rather than through specific identification. As a result of this measurement and methodology, the allowance for loan loss as a percentage of total loans and leases has remained relatively stable as compared to December 31, 2011. We continue to aggressively work through our problem loans and leases and are experiencing success in certain exit strategies. However, we continue to identify new loans or leases where we believe the borrowers do not have adequate liquidity to make their payments in accordance with the terms of the contractual arrangements, thus requiring a consistent level of allowance for loan loss reserve.

        During the nine months ended September 30, 2012, we recorded net charge-offs on impaired loans and leases of approximately $2.8 million, comprised of $3.2 million of charge-offs and $394,000 of recoveries. During the nine months ended September 30, 2011, we recorded net charge-offs on impaired loans and leases of approximately $5.4 million, comprised of $6.2 million of charge-offs and $797,000 of recoveries. In 2012, the charge-offs recorded were primarily due to losses incurred through liquidation efforts on one commercial and industrial client and to a lesser extent based upon a decline in real estate values in certain of our market areas. In 2011, the charge-offs recorded were primarily due to declining real estate values supporting our loans where the collateral was no longer sufficient to cover the outstanding principal and the borrowers did not have other means to repay the obligation. Given the current economic and credit environment, collateral dependent loans represent increased risk to us. Based upon our internal methodology, which actively monitors the asset quality and inherent risks within the loan and loss portfolio, management concluded that a loan and lease loss reserve of $14.7 million, or 1.67% of total loans and leases, was appropriate as of September 30, 2012.

        Credit underwriting through a committee process is a key component of our operating philosophy. Business development officers have relatively low individual lending authority limits, and thus a significant portion of our new credit extensions require approval from a loan approval committee regardless of the type of loan or lease, amount of the credit, or the related complexities of each proposal. In addition, we make every effort to ensure that there is appropriate collateral at the time of origination to protect our interest in the related loan or lease. To monitor the ongoing credit quality of our loans and leases each credit is evaluated for proper risk rating using a nine grade risk rating system at the time of origination, subsequent renewal, evaluation of updated financial information from our borrowers, or as other circumstances dictate.

  Loan Portfolio Composition

        The following table presents information concerning the composition of the Banks' consolidated loans and leases held for investment at the dates indicated.

	As of September 30,		As of December 31,
	2012		2011		2010		2009		2008		2007
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Commercial real estate loans:
Owner occupied	$153,534	17.48%	$150,528	17.68%	$152,560	17.38%	168,215	19.69%	158,107	18.54%	143,352	18.34%
Non-owner-occupied	295,852	33.66	304,597	35.77	307.307	35.00	273,591	32.02	231,987	27.20	192,801	24.67
Construction and land development	50,158	5.71	38,124	4.48	61,645	7.02	64,194	7.51	84,778	9.94	90,545	11.58
Multi-family	57,565	6.55	43,905	5.16	43,012	4.90	43,959	5.14	42,514	4.99	41,821	5.35
1-4 family	33,602	3.82	43,513	5.11	53,849	6.13	56,131	6.57	51,542	6.04	48,437	6.20

Total commercial real estate loans	590,711	67.22	580,667	68.20	618,373	70.43	606,090	70.93	568,928	6.671	516,956	66.14

Commercial and industrial loans	255,202	29.04	237,099	27.84	225,921	25.73	199,661	23.37	232,350	27.24	213,786	27.35

Direct financing leases, net	16,462	1.87	17,128	2.01	19,288	2.20	27,607	3.23	29,722	3.49	29,383	3.76

Consumer and other loans:
Home equity and second mortgage	4,670	0.53	4,970	0.58	5,091	0.58	7,879	0.92	7,386	0.87	9,784	1.25
Other	11,789	1.34	11,682	1.37	9,315	1.06	13,260	1.55	14,445	1.69	11,725	1.50

Total consumer and other loans	16,459	1.87	16,652	1.95	14,406	1.64	21,139	2.47	21,831	2.56	21,509	2.75

Gross loans and leases receivable	878,834	100.00%	851,546	100.00%	877,988	100.00%	854,497	100.00%	852,831	100.00%	781,634	100.00%

Contras to loans and leases:
Allowance for loan and lease losses	(14,706)		(14,155)		(16,271)		(14,124)		(11,846)		(9,854)
Deferred loan fees	(642)		(704)		(782)		(566)		(439)		(147)

Loans and leases receivable, net	$863,486		$836,687		$860,935		$839,807		$840,546		$771,633

        The following tables show the scheduled contractual maturities of the Banks' consolidated gross loans and leases held for investment, as well as the dollar amount of such loans and leases which are scheduled to mature after one year which have fixed or adjustable interest rates, as of the dates shown.

	As of September 30, 2012
	Amounts Due				Interest Terms on Amounts Due After One Year
	In One Year or Less	After One Year through Five Years	After Five Years	Total	Fixed Rate	Variable Rate
	(In Thousands)
Commercial real estate
Owner-occupied	$30,592	$89,227	$33,715	$153,534	$84,468	$38,474
Non-owner-occupied	77,817	165,332	52,703	295,852	166,243	51,792
Construction and land development	27,491	12,695	9,972	50,158	5,179	17,488
Multi-family	16,200	33,506	7,859	57,565	29,221	12,144
1-4 family	14,927	15,649	3,026	33,602	16,499	2,176
Commercial and industrial	102,937	130,876	21,389	255,202	43,060	109,205
Direct Financing Leases	2,443	11,740	2,279	16,462	14,019	—
Consumer and other	6,530	9,578	351	16,459	8,992	937

	$278,937	$468,603	$131,294	$878,834	$367,681	$232,216

	As of December 31, 2011
	Amounts Due				Interest Terms on Amounts Due After One Year
	In One Year or Less	After One Year through Five Years	After Five Years	Total	Fixed Rate	Variable Rate
	(In Thousands)
Commercial real estate
Owner-occupied	$28,094	$90,124	$32,310	$150,528	$87,057	$35,377
Non-owner-occupied	79,180	164,470	60,947	304,597	167,795	57,622
Construction and land development	20,717	14,176	3,231	38,124	11,823	5,584
Multi-family	16,535	19,402	7,968	43,905	20,156	7,214
1-4 family	18,649	22,245	2,619	43,513	22,446	2,418
Commercial and industrial	80,444	136,459	20,196	237,099	35,847	120,808
Direct Financing Leases	3,201	11,417	2,510	17,128	13,927	—
Consumer and other	6,955	9,306	391	16,652	8,677	1,020

	$253,775	$467,599	$130,172	$851,546	$367,728	$230,043

        Commercial Real Estate Loans.    The Banks originate owner-occupied and non-owner-occupied commercial real estate loans which have fixed or adjustable rates and generally terms of up to five years and amortizations of up to twenty-five years on existing commercial real estate and new construction. The Banks also originate loans to construct commercial properties and complete land development projects.

        The Banks' construction loans generally have terms of six to 24 months with fixed or adjustable interest rates and fees that are due at the time of origination. Loan proceeds are disbursed in increments as construction progresses and as project inspections warrant. Multi-family loans are primarily secured by apartment buildings and are mostly located in Dane and Waukesha counties.

One-to-four family first mortgage loans are generally secured by single family homes that are held for investment by our clients.

        Commercial and Industrial Loans.    The Banks' commercial and industrial loan portfolio is comprised of loans for a variety of purposes which principally are secured by inventory, accounts receivable, equipment, machinery and other corporate assets and are advanced within limits prescribed by our loan policy. The majority of such loans are secured and typically backed by personal guarantees of the owners of the borrowing business.

        Of the $255.2 million and $237.1 million of commercial and industrial loans, including asset-based loans, outstanding as of September 30, 2012 and December 31, 2011, respectively, $117.1 million and $113.3 million were originated by First Business Capital Corp., our asset-based lending subsidiary, respectively. These asset-based loans are typically secured by each respective borrower's accounts receivable and inventory. Asset-based borrowers are usually highly leveraged and/or have inconsistent historical earnings. Therefore, these loans generally have higher interest rates, non-origination fees collected in lieu of interest and are accompanied by close monitoring of assets. Asset-based loans secured by owner-occupied real estate amounted to $15.9 million and $14.2 million as of September 30, 2012 and December 31, 2011, respectively, and are included in the owner-occupied commercial real estate loan portfolio.

        Leases.    Leases initiated through First Business Equipment Finance, LLC, or FBEF, our equipment leasing subsidiary, are originated with a fixed rate and typically a term of seven years or less. It is customary in the leasing industry to provide 100% financing, however, FBEF will, from time-to-time, require a down payment or lease deposit to provide a credit enhancement. Generally, all equipment leases must have an additional insured endorsement and a loss payable clause in the interest of FBEF and must carry sufficient physical damage and liability insurance.

        FBEF leases machinery and equipment to clients under leases which qualify as direct financing leases for financial reporting and as operating leases for income tax purposes. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual value (approximating 3 to 20% of the cost of the related equipment), are recorded as lease receivables when the lease is signed and the lease property is delivered to the client. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease on a basis which results in a level rate of return on the unrecovered lease investment. Lease payments are recorded when due under the lease contract. Residual value is the estimated fair market value of the equipment on lease at lease termination. In estimating the equipment's fair value, FBEF relies on historical experience by equipment type and manufacturer, published sources of used equipment pricing, internal evaluations and, where available, valuations by independent appraisers, adjusted for known trends.

        Consumer and other Loans.    The Banks originate a small amount of consumer loans consisting of home equity, second mortgage, credit card and other personal loans for professional and executive clients of the Banks.

        Nonperforming Assets.    Our non-accrual loans and other nonperforming assets consisted of the following as of the dates indicated.

	As of September 30,	As of December 31,
	2012	2011	2010	2009	2008	2007
	(Dollars In Thousands)
Non-accrual loans and leases
Commercial real estate:
Commercial real estate—owner-occupied	$929	$2,972	$6,283	$7,996	$—	$—
Commercial real estate—non-owner-occupied	464	2,249	5,144	486	2,979	—
Construction and land development	5,209	7,229	9,275	3,317	5,279	1,782
Multi-family	49	2,009	4,186	1,760	—	4,995
1-4 family	2,687	3,506	4,237	3,015	2,082	424

Total non-accrual commercial real estate	9,338	17,965	29,125	16,574	10,340	7,201

Commercial and industrial	1,593	1,558	6,436	7,086	5,412	663

Direct financing leases, net	—	18	—	1	24	60

Consumer and other:
Home equity and second mortgage	791	1,002	939	872	379	940
Other	1,124	1,223	1,906	3,292	130	—

Total non-accrual consumer and other loans	1,915	2,225	2,845	4,164	509	940

Total non-accrual loans and leases	12,846	21,766	38,406	27,825	16,285	8,864
Foreclosed properties, net	2,187	2,236	1,750	1,671	3,011	660

Total nonperforming assets	$15,033	$24,002	$40,156	$29,496	$19,296	$9,524

Performing troubled debt restructurings	$897	$111	$718	$—	$—	$—

Total non-accrual loans and leases to gross loans and leases	1.46%	2.56%	4.37%	3.26%	1.91%	1.13%
Total nonperforming assets to total assets	1.26	2.04	3.63	2.64	1.91	1.04
Allowance for loan and lease losses to gross loans and leases	1.67	1.66	1.85	1.65	1.39	1.26
Allowance for loan and lease losses to non-accrual loans and leases	114.48	65.03	42.37	50.76	72.74	111.17

        A summary of our non-accrual loan and lease activity from December 31, 2011 through September 30, 2012 is as follows:

(Dollars In Thousands)
Non-accrual loans and leases as of the beginning of the period	$21,766
Loans and leases transferred to non-accrual status	4,288
Non-accrual loans and leases returned to accrual status	(1,287)
Non-accrual loans and leases transferred to foreclosed properties	(1,397)
Non-accrual loans and leases partially or fully charged-off	(3,235)
Cash received and applied to principal of non-accrual loans and leases	(7,289)

Non-accrual loans and leases as of the end of the period	$12,846

        We use a wide variety of available metrics to assess the overall asset quality of the portfolio and no one metric is used independently to make a final conclusion as to the asset quality of the portfolio. As of September 30, 2012, nonperforming assets as a percentage of total assets declined to 1.26% from 2.04% at December 31, 2011. The exit strategies undertaken, including but not limited to foreclosure actions, charge-offs, and pay-offs, have outpaced the identification of new impaired loans and therefore we experienced a net reduction in our non-accrual loans and leases. As foreclosure is a viable exit strategy for us to pursue, we are seeing an overall reduction in our nonperforming assets to total loans and leases and foreclosed properties. Total nonperforming assets to total loans and leases and foreclosed properties as of September 30, 2012 and September 30, 2011 were 1.71% and 2.81%, respectively. We believe this ratio provides insight as to our success in working problem assets through the entire process and eliminating further losses.

        We also monitor early stage delinquencies to provide insight into potential future problems. As of September 30, 2012, the payment performance did not point to any new areas of concern, as approximately 99% of the loan and lease portfolio was in a current payment status. This metric can change rapidly, however, if factors unknown to us change. We also monitor our asset quality through our established categories as defined in Note 5 of our unaudited interim consolidated financial statements included elsewhere in this prospectus. We are seeing a larger portion of our portfolio classified in the categories that would be considered to have adequate credit quality. Although we continue to see signs of asset quality improvement, we will continue to actively monitor the credit quality of our loan and lease portfolios. Through this monitoring effort, we may identify additional loans and leases for which the borrowers or lessees are having difficulties making the required principal and interest payments based upon factors including but not limited to, the inability to sell land, inadequate cash flow from the operations of the underlying businesses, liquidation events, or bankruptcy filings. Therefore, we expect to continue to experience new additions to non-accrual loans. We expect current economic conditions will remain largely the same for the near term. As a result, we expect that we will continue to experience historically elevated levels of impaired loans and leases. We are proactively working with our impaired loan borrowers to find meaningful solutions to difficult situations that are in the best interests of the Banks. As we continue to have these discussions, we expect we will continue to see further reductions in our overall non-accrual portfolio as our clients' financial performance returns to profitable levels, collateral is liquidated to provide sufficient reductions in outstanding principal, or clients establish different banking relationships with other institutions.

        Year to date in 2012, as well as in the previous five fiscal years, there were no loans over 90 days past due and still accruing interest. Loans and leases greater than 90 days past due are considered impaired and are placed on non-accrual status. Cash received while a loan or a lease is on non-accrual status is applied against the outstanding principal.

        Impaired loans and leases exhibit weaknesses that inhibit repayment in compliance with the original terms of the note or lease. However, the measurement of impairment on loans and leases may not always result in a specific reserve included in the allowance for loan and lease losses. As part of the underwriting process, as well as our ongoing monitoring efforts, we try to ensure that we have appropriate collateral to protect our interest in the related loan or lease. As a result of this practice, a significant portion of our outstanding balance of nonperforming loans or leases either does not require additional specific reserves or requires only a minimal amount of required specific reserve, as we believe the loans and leases are adequately collateralized as of the measurement period. In addition, management is proactive in recording charge-offs to bring loans to their net realizable value in situations where it is determined with certainty that we will not recover the entire amount of our principal. This practice may lead to a lower allowance for loan and lease loss to non-accrual loans and leases ratio as compared to our peers or industry expectations. As of September 30, 2012 and December 31, 2011, our allowance for loan and lease losses to total non-accrual loans and leases was 114.48% and 65.03%, respectively. As we begin to see improvements in asset quality, resulting in our allowance for loan and lease loss reserves to be measured more through general characteristics of our portfolio rather than through specific identification, we will see this ratio continue to rise. Conversely, if we identify further impaired loans and leases, this ratio could fall if the impaired loan is adequately collateralized and therefore no specific or general reserve need be provided. Given our business practices and evaluation of our existing loan and lease portfolio, we believe this coverage ratio was appropriate for the probable losses inherent in our loan and lease portfolio as of September 30, 2012.

        Additional information about impaired loans and leases is as follows:

	As of September 30,	As of December 31,
	2012	2011	2010	2009	2008	2007
	(In Thousands)
Impaired loans and leases with no impairment reserves	$11,330	$18,888	$19,749	$13,243	$9,986	$6,500
Impaired loans and leases with impairment reserves required	2,413	2,989	19,375	14,582	6,299	2,617

Total impaired loans and leases	13,743	21,877	39,124	27,825	16,285	9,117
Less:
Impairment reserve (included in allowance for loan and lease losses)	966	888	3,459	1,846	1,417	834

Net impaired loans and leases	$12,777	$20,989	$35,665	$25,979	$14,868	$8,283

Average impaired loans and leases	$18,653	$33,793	$29,714	$20,395	$8,375	$3,439

	As of and for the Nine Months Ended September 30,	As of and for the Year Ended December 31,
	2012	2011	2010	2009	2008	2007
	(In Thousands)
Foregone interest income attributable to impaired loans and leases	$1,100	$2,682	$2,702	$1,758	$752	$365
Interest income recognized on impaired loans and leases	(321)	(787)	(102)	(149)	(49)	(41)

Net foregone interest income on impaired loans and leases	$779	$1,895	$2,600	$1,609	$703	$324

        The following represents additional information regarding our impaired loans and leases by class:

	Impaired Loans and Leases
	As of and for the Nine Months Ended September 30, 2012
	Recorded investment	Unpaid principal balance	Impairment reserve	Average recorded investment(1)	Foregone interest income	Interest income recognized	Net foregone interest income
	(In Thousands)
With no impairment reserve recorded:
Commercial real estate:
Owner-occupied	$929	$929	$—	$1,710	$124	$2	$122
Non-owner-occupied	676	676	—	1,433	174	207	(33)
Construction and land development	5,209	8,786	—	6,089	190	24	166
Multi-family	49	416	—	403	58	60	(2)
1-4 family	1,813	1,915	—	2,043	113	—	113
Commercial and industrial	862	1,031	—	1,440	80	25	55
Direct financing leases, net	—	—	—	5	—	1	(1)
Consumer and other:
Home equity loans and second mortgages	668	668	—	782	44	1	43
Other	1,124	1,612	—	1,164	85	1	84

Total	11,330	16,033	—	15,069	868	321	547

With impairment reserve recorded:
Commercial real estate:
Owner-occupied	$—	$—	$—	$—	$—	$—	$—
Non-owner-occupied	155	155	155	155	2	—	2
Construction and land development	530	530	190	541	15	—	15
Multi-family	—	—	—	—	—	—	—
1-4 family	874	875	322	892	38	—	38
Commercial and industrial	731	3,361	205	1,856	170	—	170
Direct financing leases, net	—	—	—	—	—	—	—
Consumer and other:
Home equity loans and second mortgages	123	123	94	140	7	—	7
Other	—	—	—	—	—	—	—

Total	2,413	5,044	966	3,584	232	—	232

Total:
Commercial real estate:
Owner-occupied	$929	$929	$—	$1,710	$124	$2	$122
Non-owner-occupied	831	831	155	1,588	176	207	(31)
Construction and land development	5,739	9,316	190	6,630	205	24	181
Multi-family	49	416	—	403	58	60	(2)
1-4 family	2,687	2,790	322	2,935	151	—	151
Commercial and industrial	1,593	4,392	205	3,296	250	25	225
Direct financing leases, net	—	—	—	5	—	1	(1)
Consumer and other:
Home equity loans and second mortgages	791	791	94	922	51	1	50
Other	1,124	1,612	—	1,164	85	1	84

Grand total	$13,743	$21,077	$966	$18,653	$1,100	$321	$779

(1)
Average recorded investment is calculated primarily using daily average balances.

	Impaired Loans and Leases
	As of and for the Year Ended December 31, 2011
	Recorded investment	Unpaid principal balance	Impairment reserve	Average recorded investment(1)	Foregone interest income	Interest income recognized	Net Foregone Interest Income
	(In Thousands)
With no impairment reserve recorded:
Commercial real estate:
Owner-occupied	$2,455	$3,669	$—	$5,177	$450	$200	$250
Non-owner-occupied	2,249	4,081	—	5,261	424	—	424
Construction and land development	6,383	9,927	—	7,974	350	48	302
Multi-family	2,009	2,246	—	3,075	362	—	362
1-4 family	2,628	3,016	—	3,160	277	108	169
Commercial and industrial	1,139	1,320	—	3,820	384	424	(40)
Direct financing leases, net	—	—	—	—	—	—	—
Consumer and other:
Home equity loans and second mortgages	803	827	—	884	62	1	61
Other	1,222	1,682	—	1,691	138	6	132

Total	18,888	26,768	—	31,042	2,447	787	1,660

With impairment reserve recorded:
Commercial real estate:
Owner-occupied	$517	$517	$13	$358	$81	$—	$81
Non-owner-occupied	—	—	—	—	—	—	—
Construction and land development	846	846	130	483	48	—	48
Multi-family	—	—	34	287	—	—	—
1-4 family	989	989	337	1,017	61	—	61
Commercial and industrial	419	419	276	384	24	—	24
Direct financing leases, net	18	18	18	13	1	—	1
Consumer and other:
Home equity loans and second mortgages	199	199	79	208	20	—	20
Other	1	1	1	1	—	—	—

Total	2,989	2,989	888	2,751	235	—	235

Total:
Commercial real estate:
Owner-occupied	$2,972	$4,186	$13	$5,535	$531	$200	$331
Non-owner-occupied	2,249	4,081	—	5,261	424	—	424
Construction and land development	7,229	10,773	130	8,457	398	48	350
Multi-family	2,009	2,246	34	3,362	362	—	362
1-4 family	3,617	4,005	337	4,177	338	108	230
Commercial and industrial	1,558	1,739	276	4,204	408	424	(16)
Direct financing leases, net	18	18	18	13	1	—	1
Consumer and other:
Home equity loans and second mortgages	1,002	1,026	79	1,092	82	1	81
Other	1,223	1,683	1	1,692	138	6	132

Grand total	$21,877	$29,757	$888	$33,793	$2,682	$787	$1,895

(1)
Average recorded investment is calculated primarily using daily average balances.

        In addition to all non-accrual loans and leases, impaired loans and leases as of September 30, 2012 and December 31, 2011 also included $897,000 and $111,000, respectively, of loans that are performing troubled debt restructurings, and thus are not on non-accrual status, but are considered impaired, due to the concession in terms. Loans with no specific reserves required represent impaired loans where the collateral, based upon current information, is deemed to be sufficient or that have been partially charged-off to reflect our best estimate of fair value of the loan. When analyzing the adequacy of collateral, we obtain external appraisals. Our policy regarding appraisals requires the utilization of appraisers from our approved list, the performance of independent reviews to monitor the quality of such appraisals and receipt of new appraisals for impaired loans at least annually, or more frequently as circumstances warrant. We make adjustments to the appraisals for appropriate selling costs. In addition, the ordering of appraisals and review of the appraisals are performed by individuals who are independent of the loan approval process. Based on the specific evaluation of the collateral of each impaired loan, we believe the reserve for impaired loans was adequate at September 30, 2012. However, we cannot provide assurance that the facts and circumstances surrounding each individual impaired loan will not change and that the specific reserve or current carrying value may be different in the future, which may require additional charge-offs or specific reserves to be recorded.

        Foreclosed properties are recorded at the lower of cost or fair value, less estimated selling costs. If, at the time of foreclosure, the fair value less cost to sell is lower than the carrying value of the loan, the difference, if any, is charged to the allowance for loan and lease losses prior to transfer to foreclosed property. The fair value is based on appraisals, discounted cash flow analysis (the majority of which is based on current occupancy and lease rates) or verifiable offers to purchase. After foreclosure, valuation allowances or future write-downs to fair value less costs to sell are charged directly to non-interest expense. Foreclosed properties remained flat at $2.2 million at each of September 30, 2012 and December 31, 2011. Due to further deterioration of the market value of properties we own, we recorded impairment losses of $176,000 for the nine months ended September 30, 2012 and $621,000 for the year ended December 31, 2011. Net losses on sales of existing foreclosed property inventory were $52,000 for the nine months ended September 30, 2012, compared to gains of $201,000 for the year ended December 31, 2011. We continue to evaluate possible exit strategies on our impaired loans for which foreclosure action may be probable and we expect that our level of foreclosed assets may increase in the future. Loans are transferred to foreclosed properties when we claim legal title to the properties.

        A summary of foreclosed properties activity for the periods below is as follows:

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2012	2011	2010	2009
	(In Thousands)
Balance at the beginning of the period	$2,236	$1,750	$1,671	$3,011
Transfer of loans to foreclosed properties, at lower of cost or fair value	1,397	3,119	1,842	2,251
Payments to priority lien holders of foreclosed properties	268	—	—	—
Impairment adjustments	(176)	(621)	(326)	(525)
Net book value of properties sold	(1,538)	(2,012)	(1,437)	(3,066)

Balance at the end of the period	$2,187	$2,236	$1,750	$1,671

        Allowance for Loan and Lease Losses

        To determine the level and composition of the allowance for loan and lease losses, we break out the portfolio by segments and risk ratings. We first evaluate loans and leases for potential impairment classification. Once a loan or lease is determined to be impaired we then analyze the impaired loans and leases on an individual basis to determine a specific reserve based upon the estimated value of the underlying collateral for collateral-dependent loans, or alternatively, the present value of expected cash flows. In order to establish the level of the general portion of the allowance for loan and lease losses, we regularly review and update the calculations within our existing allowance methodology by incorporating historical charge-off migration analysis and an analysis of the current level and trend of several factors that we believe may indicate losses in the various segments of the loan and lease portfolio. These factors include delinquencies, volume and average size loan relationships, average risk rating, technical defaults, geographic concentrations, loans and leases on management attention watch lists, unemployment rates in our market areas, experience in the credit granting functions, changes in underwriting standards and level of nonperforming assets and related fair value of underlying collateral. The historical charge-off migration analysis utilizes the most recent five years of net charge-offs and traces the migration of the risk rating from origination through charge-off. The historical percentage of the amounts charged-off for each risk rating is averaged for the five-year period giving greater weight in the calculation to the recent years. We then apply these percentages to the current loan and lease portfolio.

        Specific reserves are established on impaired loans when evidence of a collateral shortfall exists and we believe that there continues to be potential for us to recover our outstanding principal. When we are certain that we will not recover our principal on a loan or lease, we record a charge-off for the amount to recognize the loan or lease at its net realizable value. We record the charge-off through our allowance for loan and lease losses. For the nine months ended September 30, 2012, we recorded net charge-offs of $2.8 million compared to recording net charge-offs for the year ended December 31, 2011 of $6.4 million. We continue to proactively monitor our loan and lease portfolio for further deterioration and apply our prescribed allowance for loan and lease loss reserve methodology. As a result of this review process, we have concluded that an appropriate allowance for loan and lease loss reserve for the existing loan and lease portfolio was $14.7 million, or 1.67% of gross loans and leases, at September 30, 2012. At December 31, 2011, the allowance for loan and lease losses was $14.2 million, or 1.66% of gross loans and leases. We believe that our allowance for loan and lease loss reserve was recorded at the appropriate level at each of September 30, 2012 and December 31, 2011. However, given ongoing complexities with current workout situations, the lack of significant improvement in economic conditions and continued declines in collateral values, further charge-offs and increased provisions for loan losses could be recorded if additional facts and circumstances lead us to a different conclusion. In addition, various federal and state regulatory agencies review the allowance for loan and lease losses. These agencies may require that certain loan and lease balances be classified differently or charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination.

        A summary of the activity in the allowance for loan and lease losses follows:

	For the Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
	(Dollars in Thousands)
Allowance at beginning of period	$14,155	$16,271	$14,124	$11,846	$9,854	$8,296

Charge offs:
Commercial real estate:
Commercial real estate—owner-occupied	(113)	(1,376)	(258)	—	—	—
Commercial real estate—non-owner-occupied	—	(1,612)	—	—	—	—
Construction and land development	(34)	(2,091)	(2,110)	(2,681)	(815)	(192)
Multi-family	(130)	(312)	(1,059)	(424)	(102)	(318)
1-4 family	(190)	(942)	(596)	(542)	(243)	(61)
Commercial and industrial	(2,668)	(475)	(352)	(2,031)	(1,202)	(778)
Direct financing leases	—	—	—	(231)	—	(25)
Consumer and other:	—
Home equity loans and second mortgage	(72)	(113)	(142)	(157)	(33)	—
Other	(35)	(309)	(693)	(36)	(1)	—

Total charge-offs	(3,242)	(7,230)	(5,210)	(6,102)	(2,396)	(1,374)

Recoveries:
Commercial real estate
Commercial real estate—owner-occupied	3	—	—	—	2	5
Commercial real estate—non-owner-occupied	179	—	—	—	—	—
Construction and land development	101	13	23	—	—	—
Multi-family	—	289	16	—	84	—
1-4 family	8				—	—
Commercial and industrial	65	473	265	147	3	23
Direct financing leases, net	—	19	8	—	—	—
Consumer and other:
Home equity loans and second mortgage	9	68	1	8	—	—
Other	29	2	—	—	—	—

Total recoveries	394	864	313	155	89	28

Net charge-offs	(2,848)	(6,366)	(4,897)	(5,947)	(2,307)	(1,346)
Provision for loan and lease losses	3,399	4,250	7,044	8,225	4,299	2,904

Allowance at end of period	$14,706	$14,155	$16,271	$14,124	$11,846	$9,854

Allowance to gross loans and leases	1.67%	1.66%	1.85%	1.65%	1.39%	1.26%
Net charge-offs to average loans and leases	0.44%	0.74%	0.57%	0.69%	0.28%	0.19%

        During the nine months ended September 30, 2012, we recorded net charge-offs on impaired loans and leases of approximately $2.8 million, comprised of $3.2 million of charge-offs and $394,000 of recoveries. In 2012, the charge-offs recorded were primarily due to losses incurred through liquidation efforts on one commercial and industrial client and to a lesser extent based upon a decline in real estate values in certain of our market areas. The majority of the charge-offs in 2011 resulted from declining values of collateral associated with impaired loans and leases. Our charge-offs were primarily concentrated in our commercial real estate portfolio. We continued to experience an elevated level of charge-offs in our construction and land development portfolio, which is substantially related to land development projects. In addition, in 2011 we experienced losses in our owner-occupied and non-owner-occupied commercial real estate classes. These charge-offs were associated with declining collateral values. Given the current economic and credit environment, collateral dependent loans represent increased risk to us.

        We review our methodology and periodically adjust allocation percentages of allowance by segment, as reflected in the following table, based upon historical results. Within the specific categories, certain loans or leases have been identified for specific reserve allocations as well as the whole category of that loan type or lease being reviewed for a general reserve based on the foregoing analysis of trends and overall balance growth within that category.

        The table below shows our allocation of the allowance for loan and lease losses by loan portfolio segments at the dates indicated.

	As of September 30,		As of December 31,
	2012		2011		2010		2009		2008		2007
	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans
	(Dollars in Thousands)
Loan Segments:
Commercial real estate	$9,950	67.2%	$9,554	68.2%	$11,267	70.4%	$8,890	70.9%	$7,187	66.7%	$6,155	66.1%
Commercial and industrial	4,138	29.0	3,977	27.8	4,277	25.7	4,131	23.4	3,984	27.2	3,042	27.4
Consumer and other	398	1.9	384	2.0	482	1.7	746	2.5	345	2.6	302	2.8
Direct financing leases, net	220	1.9	240	2.0	245	2.2	357	3.2	330	3.5	355	3.8

Total	$14,706	100.0%	$14,155	100.0%	$16,271	100.0%	$14,124	100.0%	$11,846	100.0%	$9,854	100.0%

        Although we believe the allowance for loan and lease losses was appropriate based on the current level of loan delinquencies, non-accrual loans, trends in charge-offs, economic conditions and other factors as of September 30, 2012, there can be no assurance that future adjustments to the allowance will not be necessary. We adhere to high underwriting standards in order to maintain strong asset quality and continue to pursue practical and legal methods of collection, repossession and disposal of any such troubled assets.

        Deposits

        As of September 30, 2012, deposits increased by $9.9 million to $1.061 billion from $1.051 billion at December 31, 2011. Deposits are the primary source of the Banks' funds for lending and other investment activities. A variety of accounts are designed to attract both short- and long-term deposits. These accounts include non-interest-bearing transaction accounts, interest-bearing transaction accounts, money market accounts and time deposits. Deposit terms offered by the Banks vary according to the minimum balance required, the time period the funds must remain on deposit, the rates and products offered by marketplace competition and the interest rates charged on other sources of funds, among other factors. Attracting in-market deposits continues to be a focus of the Banks' business development efforts. With two separately chartered financial institutions within our organization, we have the ability to offer our clients additional FDIC insurance coverage by maintaining separate deposits with each Bank. With the change in the regulations regarding the interest limits on NOW accounts to qualify for unlimited FDIC insurance, we have seen a shift in our balances out of NOW accounts and into non-interest-bearing transaction accounts. The ending balances within the various deposit types fluctuate based upon maturity of time deposits and client demands for the use of their cash. We focus on attracting and servicing deposit relationships, as compared to rate sensitive clients, and therefore we monitor the success of growth of in-market deposits based on the average balances of our deposit accounts. Rate sensitive clients may create an element of volatility to our deposit balances.

        Our Banks' in-market deposits are obtained primarily from the South Central, Northeastern and Southeastern regions of Wisconsin. Of our total year-to-date average deposits, approximately $635.4 million, or 60.8%, were considered in-market deposits for the nine months ended September 30, 2012. This compares to in-market deposits of $502.0 million, or 50.4%, for the year-to-date average at September 30, 2011. We continue to remain focused on increasing our in-market deposit base and reducing our overall dependency on brokered certificates of deposit. However, changes in regulation pursuant to the Dodd-Frank Act, and other regulations by the FDIC, may make it less likely that clients will maintain their balances solely with one financial institution. As a result, our Banks, our competition and the banking industry as a whole face a challenge to retaining existing deposits but also have new opportunities to develop relationships and attract new deposits.

        The following table sets forth the amount and maturities of the Banks' certificates of deposit, including brokered deposits, at September 30, 2012 and December 31, 2011.

	At September 30, 2012
Interest rate	Three months and less	Over three months through six months	Over six months through twelve months	Over twelve months	Total
	(In Thousands)
0.00% to 1.99%	$41,335	$27,968	$42,638	$140,996	$252,937
2.00% to 2.99%	18,512	16,576	51,828	114,509	201,425
3.00% to 3.99%	—	281	—	14,897	15,178
4.00% to 4.99%	—	13	—	2,952	2,965
5.00% and greater	—	—	—	—	—

	$59,847	$44,838	$94,466	$273,354	$472,505

	At December 31, 2011
Interest rate	Three months and less	Over three months through six months	Over six months through twelve months	Over twelve months	Total
	(In Thousands)
0.00% to 1.99%	$21,106	$32,397	$68,145	$112,530	$234,178
2.00% to 2.99%	20,594	5,841	44,301	175,216	245,952
3.00% to 3.99%	2,709	—	—	29,128	31,837
4.00% to 4.99%	—	9,713	5,055	2,952	17,720
5.00% and greater	2,054	—	255	—	2,309

	$46,463	$47,951	$117,756	$319,826	$531,996

        At September 30, 2012, time deposits included $71.9 million of certificates of deposit in denominations greater than or equal to $100,000. Of these certificates, $23.4 million are scheduled to mature in three months or less, $9.8 million in greater than three through six months, $18.3 million in greater than six through twelve months and $20.4 million in greater than twelve months.

        Of the total time deposits outstanding as of September 30, 2012, $199.2 million are scheduled to mature in one year or less, $129.5 million in between one year and two years, $80.9 million in between two years and three years, $22.9 million in between three years and four years, $11.0 million in between four years and five years, and $29.0 million thereafter. As of September 30, 2012, we have $28.1 million of brokered certificates of deposit that the Banks' have the right to call prior to the scheduled maturity. These certificates have original maturities ranging from 5 to 20 years with option to call after the first six months of holding the certificate and either semi-annually or monthly call options thereafter. With respect to our brokered deposits, management actively monitors their maturity structure, term and rates. Brokered deposit maturities are generally limited to a maximum of $12.5 million per month to limit potential monthly fluctuations in liquidity needs.

        Borrowings

        We had total borrowings of $49.8 million as of September 30, 2012, a decrease of $810,000, or 1.6%, from $50.6 million at December 31, 2011. The decrease is primarily driven by a $800,000 decrease in our outstanding senior line of credit balance. As of September 30, 2012, we had a remaining balance of $10,000 outstanding on our senior line of credit, which is secured by our pledge of 100% of the outstanding common stock of FBB.

        The following table sets forth the outstanding balances, weighted average balances and weighted average interest rates for our borrowings (short-term and long-term) as indicated.

	As of September 30,			As of December 31,
	2012			2011			2010			2009
	Balance	Weighted Average Balance	Weighted Average Rate	Balance	Weighted Average Balance	Weighted Average Rate	Balance	Weighted Average Balance	Weighted Average Rate	Balance	Weighted Average Balance	Weighted Average Rate
	(Dollars In Thousands)
Federal funds purchased	$—	$148	0.81%	$—	$252	0.90%	$—	$—	—%	$—	$1,700	0.61%
FHLB advances	472	2,520	1.32	482	656	5.83	2,494	13,414	4.78	18,505	18,873	4.66
Line of credit	10	2,223	4.04	810	2,236	4.06	10	10	4.06	10	38	4.41
Subordinated notes payable	39,000	39,000	6.99	39,000	39,000	6.12	39,000	39,000	5.55	39,000	39,000	4.92
Junior Subordinated notes payable	10,315	10,315	10.79	10,315	10,315	10.78	10,315	10,315	10.78	10,315	10,315	10.78

	$49,797	$54,206	7.33	$50,607	$52,459	6.94	$51,819	$62,739	6.26	$67,830	$69,926	5.61

Short-term borrowings	$482			$810			$2,010			$16,010
Long-term borrowings	49,315			49,797			49,809			51,820

	$49,797			$50,607			$51,819			$67,830

        The following table sets forth maximum amounts outstanding at each month-end for specific types of borrowings for the periods indicated.

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009
	(In Thousands)
Maximum month-end balance FHLB advances	$15,474	$493	$18,504	$18,515
Federal Funds purchased	—	—	—	14,650

        Stockholders' Equity

        As of September 30, 2012, stockholders' equity was $70.5 million or 5.92% of total assets. Stockholders' equity increased by $6.3 million during the nine months ended September 30, 2012 primarily as a result of comprehensive income of $6.5 million, which includes net income of $6.4 million plus an increase in accumulated other comprehensive income of $141,000. Restricted stock issued with respect to share-based compensation programs increased equity by $403,000. These increases were partially offset by treasury stock purchases of $99,000 and cash dividends declared of $555,000. As of December 31, 2011, stockholders' equity totaled $64.2 million or 5.45% of total assets.

        Nonbank Consolidated Subsidiaries

        First Madison Investment Corporation.    First Madison Investment Corporation is a wholly-owned operating subsidiary of FBB that was incorporated in the State of Nevada in 1993. First Madison Investment Corporation was organized for the purpose of managing a portion of the FBB's investment portfolio. First Madison Investment Corporation invests in marketable securities and no longer invests in commercial real estate loans, which it did until October 1, 2011. As an operating subsidiary, First Madison Investment Corporation's results of operations are consolidated with FBB's for financial and regulatory purposes. FBB's investment in First Madison Investment Corporation was $148.5 million at September 30, 2012. First Madison Investment Corporation had net income of $1.3 million for the nine months ended September 30, 2012. This compares to a total investment of $209.0 million at September 30, 2011 and net income of $3.6 million for the nine months ended September 30, 2011.

        First Business Capital Corp.    First Business Capital Corp. is a wholly-owned subsidiary of FBB formed in 1995 and headquartered in Madison, Wisconsin. First Business Capital Corp. is an asset-based lending company established to meet the financing needs of companies that are generally unable to obtain traditional bank financing. First Business Capital Corp. underwrites its loans with additional emphasis placed on collateral coverage as the companies it finances are growing rapidly, highly leveraged, or undergoing a turn-around period. FBB's investment in First Business Capital Corp. at September 30, 2012 was $21.4 million, gross loans outstanding were $133.0 million and net income for the nine months ended September 30, 2012 was $1.5 million. This compares to a total investment of $18.9 million and gross loans of $124.6 million at September 30, 2011 and net income of $2.3 million for the nine months ended September 30, 2011.

        First Business Equipment Finance, LLC.    First Business Equipment Finance, headquartered in Madison, Wisconsin, was formed in 1998 for the purpose of originating leases and extending credit in the form of loans to small- to medium-sized companies nationwide and is a wholly-owned subsidiary of FBB. FBB's total investment in First Business Equipment Finance at September 30, 2012 was $6.3 million, gross loans and leases outstanding were $29.1 million and First Business Equipment Finance had a net loss of $74,000 for the nine months ended September 30, 2012. This compares to a total investment of $6.3 million and gross loans and leases of $22.4 million at September 30, 2011 and net income of $475,000 for the nine months ended September 30, 2011.

        FBB Real Estate, LLC.    FBB Real Estate is a wholly-owned subsidiary of FBB and was formed in 2009 for the purpose of holding and liquidating real estate and other assets acquired through foreclosure or other legal proceedings. FBB's total investment in FBB Real Estate at September 30, 2012 was $976,000. This compares to a total investment of $307,000 at September 30, 2011.

        FBB—Milwaukee Real Estate LLC.    FBB—Milwaukee Real Estate is a wholly-owned subsidiary of FBB—Milwaukee and was formed in 2009 for the purpose of holding and liquidating real estate and other assets acquired through foreclosure or other legal proceedings. FBB—Milwaukee's total investment in FBB—Milwaukee Real Estate was $632,000 at September 30, 2012. This compares to a total investment of $1.5 million at September 30, 2011.

        Liquidity and Capital Resources

        We expect to meet our liquidity needs through existing cash on hand, established cash flow sources, our third party senior line of credit, and dividends received from the Banks. While the Banks are subject to certain regulatory limitations regarding their ability to pay dividends to First Business, we do not believe that we will be adversely affected by these dividend limitations. Our principal liquidity requirements at September 30, 2012 are the repayment of the outstanding balance on our senior line of credit, interest payments due on subordinated notes and interest payments due on junior subordinated notes. In September 2012, FBB declared and paid a dividend in the amount of $6.0 million to First Business. Prior to this payment, the Banks had not made any dividend payments to First Business since 2000. The capital ratios of First Business and our subsidiaries continue to meet all applicable regulatory capital adequacy requirements and have either remained stable or have shown signs of improvement from December 31, 2011. Our and the Banks' respective boards of directors and management teams adhere to the appropriate regulatory guidelines on decisions which affect their capital positions, including but not limited to, decisions relating to the payment of dividends and increasing indebtedness.

        The Banks maintain liquidity by obtaining funds from several sources. The Banks' primary sources of funds are principal and interest repayments on loans receivable and mortgage-related securities, deposits and other borrowings, such as federal funds and FHLB advances. The scheduled payments of loans and mortgage-related securities are generally a predictable source of funds. Deposit flows and loan prepayments, however, are greatly influenced by general interest rates, economic conditions and competition.

        We view on-balance-sheet liquidity as a critical element to maintaining adequate liquidity to meet our cash and collateral obligations. We define our on-balance-sheet liquidity as the total of our short-term investments and our unpledged securities available-for-sale. As of September 30, 2012 and December 31, 2011, our immediate on-balance-sheet liquidity was $250.2 million and $260.5 million, respectively. At September 30, 2012 and December 31, 2011, the Banks had $64.2 million and $113.2 million on deposit with the Federal Reserve Bank, respectively. Any excess funds not used for loan funding or satisfying other cash obligations were maintained as part of our on-balance-sheet liquidity in our interest-bearing accounts with the Federal Reserve Bank, as we value the safety and soundness provided by the Federal Reserve Bank. We plan to utilize excess liquidity to fund loan and lease portfolio growth, pay down maturing debt, allow run off of maturing brokered certificates of deposit, or invest in securities to maintain adequate liquidity at an improved margin.

        We had $390.7 million of outstanding brokered deposits at September 30, 2012, compared to $446.7 million of brokered deposits as of December 31, 2011, which represented 36.8% and 42.5%, respectively, of ending balance total deposits. We are committed to our continued efforts to raise in-market deposits and reduce our overall dependence on brokered certificates of deposit. However, brokered deposits are an efficient source of funding for the Banks and allow them to gather funds across a larger geographic base at price levels and maturities that are more attractive than single service deposits when required to raise a similar level of deposits within a short time period. Access to such deposits allows us the flexibility to refrain from pursuing single service deposit relationships in markets that have experienced unfavorable pricing levels. In addition, the administrative costs associated with brokered deposits are considerably lower than those that would be incurred to administer a similar level of local deposits with a similar maturity structure. Our in-market relationships remain stable; however, deposit balances associated with those relationships will fluctuate. We expect to establish new client relationships and continue marketing efforts aimed at increasing the balances in existing clients' deposit accounts. Nonetheless, we will likely continue to use brokered deposits to compensate for shortfalls in deposit gathering in specific maturity periods, typically three to five years, needed to effectively match the interest rate sensitivity measured through our defined asset/liability management process. In order to provide for ongoing liquidity and funding, all of our brokered deposits are certificates of deposit that do not allow for withdrawal at the option of the depositor before the stated maturity. The Banks' liquidity policies limit the amount of brokered deposits to 75% of total deposits, with a goal of 50% or less of brokered deposits to total deposits. The Banks were in compliance with the policy limits as of September 30, 2012.

        The Banks were able to access the brokered certificate of deposit market as needed at rates and terms comparable to market standards during the nine month period ending 2012. In the event that there is a disruption in the availability of brokered deposits at maturity, the Banks have managed the maturity structure, in compliance with our approved liquidity policy, so at least one year of maturities could be funded through on-balance-sheet liquidity. These potential funding sources include deposits with the Federal Reserve Bank and borrowings with the FHLB or Federal Reserve Discount Window utilizing currently unencumbered securities as collateral. As of September 30, 2012, the available liquidity is in excess of the stated minimum and is equal to approximately 30 months of maturities. We expect that the Banks will also have access to the unused federal funds lines, cash flows from borrower repayments, and cash flows from security maturities. The Banks also have the ability to raise local market deposits by offering attractive rates to generate the level required to fulfill their liquidity needs.

        The Banks are required by federal regulation to maintain sufficient liquidity to ensure safe and sound operations. We believe that the Banks have sufficient liquidity to match the balance of net withdrawable deposits and short-term borrowings in light of present economic conditions and deposit flows.

        During the nine months ended September 30, 2012, operating activities resulted in a net cash inflow of $12.4 million including $6.4 million attributable to net income. Net cash used in investing activities for the nine months ended September 30, 2012 was approximately $63.2 million, primarily representing a $31.6 million increase in our net loan and lease portfolio and net purchases of $34.2 million of available-for-sale securities, partially offset by proceeds of $1.2 million and $1.5 million from the sale of FHLB stock and foreclosed properties, respectively. Net cash provided by financing activities for the nine months ended September 30, 2012 was $8.5 million primarily from net increases in deposits of $9.9 million, partially offset by $552,000 of cash dividends paid and a $800,000 decrease in short-term borrowed funds.

        The following tables summarize our and the Banks' capital ratios and the ratios required by their federal regulators at September 20, 2012 and December 31, 2011, respectively:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Requirements
As of September 30, 2012	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars In Thousands)
Total capital (to risk-weighted assets)
Consolidated	$127,871	13.33%	$76,746	8.00%	N/A	N/A
First Business Bank	111,665	13.06	68,417	8.00	$85,521	10.00%
First Business Bank—Milwaukee	15,635	15.12	8,273	8.00	10,341	10.00
Tier 1 capital (to risk-weighted assets)
Consolidated	$77,917	8.12%	$38,373	4.00%	N/A	N/A
First Business Bank	100,944	11.80	34,209	4.00	$51,313	6.00%
First Business Bank—Milwaukee	14,339	13.87	4,136	4.00	6,205	6.00
Tier 1 capital (to average assets)
Consolidated	$77,917	6.58%	$47,374	4.00%	N/A	N/A
First Business Bank	100,944	10.30	39,197	4.00	$48,997	5.00%
First Business Bank—Milwaukee	14,339	6.66	8,612	4.00	10,765	5.00

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Requirements
As of December 31, 2011	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars In Thousands)
Total capital (to risk-weighted assets)
Consolidated	$118,895	13.11%	$72,559	8.00%	N/A	N/A
First Business Bank	108,860	13.39	65,058	8.00	$81,322	10.00%
First Business Bank—Milwaukee	15,074	16.11	7,484	8.00	9,355	10.00
Tier 1 capital (to risk-weighted assets)
Consolidated	$71,723	7.91%	$36,279	4.00%	N/A	N/A
First Business Bank	98,666	12.13	32,529	4.00	$48,793	6.00%
First Business Bank—Milwaukee	13,898	14.86	3,742	4.00	5,613	6.00
Tier 1 capital (to average assets)
Consolidated	$71,723	6.22%	$46,152	4.00%	N/A	N/A
First Business Bank	98,666	9.98	39,556	4.00	$49,445	5.00%
First Business Bank—Milwaukee	13,898	7.95	6,993	4.00	8,741	5.00

Off-balance Sheet Arrangements

        As of September 30, 2012, the Banks had outstanding commitments to originate $250.3 million of loans and commitments to extend funds to or on behalf of clients pursuant to standby letters of credit of $10.0 million. As of September 30, 2012, the Banks had $123.5 million of commitments to extend funds which extend beyond one year. We do not expect any losses as a result of these funding commitments. We have evaluated outstanding commitments associated with loans that were identified as impaired loans and concluded that there are no additional losses associated with these unfunded commitments. We expect that additional commitments will not be granted or additional collateral will be provided to support any additional funds advanced.

        Our previously outstanding commitment to provide additional capital to Aldine Capital Fund, LP, which is a private equity mezzanine funding limited partnership, expired in June 2012.

Contractual Obligations

        The following table summarizes our contractual cash obligations at September 30, 2012:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(In Thousands)
Operating lease obligations	$8,615	$633	$1,163	$1,194	$5,625
Time deposits	472,505	199,151	210,401	33,911	29,042
Line of credit	10	10	—	—	—
Junior subordinated notes	39,000	—	1,785	—	37,215
Subordinated notes	10,315	—	—	—	10,315
FHLB advances	472	472	—	—	—

Total contractual obligations	$530,917	$200,266	$213,349	$35,105	$82,197

BUSINESS

General

        We are a registered bank holding company originally incorporated in 1986 under the laws of the State of Wisconsin and engaged in the commercial banking business through our two wholly-owned bank subsidiaries, First Business Bank, headquartered in Madison, Wisconsin, and First Business Bank—Milwaukee, headquartered in Brookfield, Wisconsin. All of our operations are conducted through the Banks and certain subsidiaries of FBB. The Banks operate as business banks focusing on delivering a full line of commercial banking products, including commercial loans and commercial real estate loans, and services tailored to meet the specific needs of small- and medium-sized businesses, business owners, executives, professionals and high net worth individuals. The Banks generally target businesses with annual sales between $2.0 million and $50.0 million. Because of their focus on business banking, the Banks do not utilize branch networks to attract retail clients and, to supplement their business banking deposit base, the Banks utilize wholesale funding alternatives to fund a portion of their assets. As of September 30, 2012, on a consolidated basis, we had total assets of $1.2 billion, total deposits of $1.1 billion and total stockholders' equity of $70.5 million.

Our Business Lines

        Commercial Lending

        We strive to meet the specific commercial-lending needs of small- to medium-sized companies in our target market areas of Wisconsin, primarily through lines of credit for working capital needs and term loans to businesses with annual sales between $2.0 million and $50.0 million. Through FBB, we have a strong presence in Madison and its surrounding areas. In 2000, we opened FBB—Milwaukee to take advantage of the strong commercial base located in Milwaukee and the surrounding communities. In 2006, FBB opened a loan production office in Appleton to take advantage of the strong commercial environment in Northeast Wisconsin. Since then, we have opened offices in Oshkosh and Green Bay and we believe that there are significant growth opportunities in commercial lending in Northeastern Wisconsin.

        Our commercial loans are typically secured by various types of business assets, including inventory, receivables and equipment. We also originate loans secured by commercial real estate, including non-residential owner-occupied commercial facilities, multi-family housing, office buildings, retail centers, and, to a lesser extent, commercial real estate construction loans. In very limited cases, we may originate loans on an unsecured basis.

        Asset-Based Lending

        First Business Capital Corp., a wholly-owned subsidiary of FBB, is focused on asset-based lending to small- to medium-sized companies with credit requirements of $1.0 million to over $7.0 million. With its seven sales offices throughout the Midwest and Colorado, First Business Capital Corp. does not limit itself to conducting business in Wisconsin.

        First Business Capital Corp. primarily provides revolving lines of credit and term loans for financial and strategic acquisitions (e.g., leveraged or management buyouts), capital expenditures, rapid growth, bank debt refinancing, debt restructuring, corporate turnaround strategies, and debtor obligations in the course of bankruptcy proceedings or the exit therefrom. As a bank-owned, asset-based lender with strong underwriting standards, First Business Capital Corp. is positioned to provide cost-effective financing solutions to companies with borrowing needs that do not have the established stable cash flows necessary to facilitate a more traditional commercial lending product. Asset-based lending is generally more profitable than traditional commercial lending, and this line of business complements our traditional commercial loan portfolio and provides us with more diverse income opportunities.

        Equipment Financing

        First Business Equipment Finance, LLC, a wholly-owned subsidiary of FBB, delivers a broad range of equipment finance products, including leases and loans, to address the financing needs of commercial clients in a variety of industries. First Business Equipment Finance's focus includes manufacturing equipment, industrial assets, construction and transportation equipment, and drilling and oil field equipment, in addition to a wide variety of other commercial equipment. These financings generally range between $2.0 million and $10.0 million with terms of 36 to 84 months. We believe that we can continue to grow this business through our existing offices in Wisconsin and our recently opened office in Kansas City, Kansas.

        Treasury Management Services

        The Banks provide comprehensive services for commercial clients to manage their cash and liquidity, including lock box, accounts receivable collection services, electronic payment solutions, fraud protection, information reporting, reconciliation and data integration solutions. The Banks also offer demand deposit account and balance optimization solutions. As we continue to seek to diversify our income and increase our non-interest income, we have focused on increasing these services and have emphasized these offerings with new and existing business clients.

        Trust and Investment Services

        FBB, through its First Business Trust & Investments division, acts as fiduciary and investment manager for individual and corporate clients, creating asset allocation strategies tailored to each client's unique situation while using third-party investment managers to execute overarching strategies. For managed assets, First Business Trust & Investments offers financial advice and acts either in a trustee or agency capacity. First Business Trust & Investments also provides custody services, for which it administers and safeguards assets but does not provide financial advice. At September 30, 2012, First Business Trust & Investments had $746.1 million of assets under management and administration.

Competition

        The Banks encounter strong competition in attracting commercial loan, equipment finance and deposit clients as well as trust and investment clients. Such competition includes banks, savings institutions, mortgage banking companies, credit unions, finance companies, equipment finance companies, mutual funds, insurance companies, brokerage firms and investment banking firms. The Banks' market areas include branches of several commercial banks that are substantially larger in terms of loans and deposits. Furthermore, tax-exempt credit unions operate in the Banks' market areas and aggressively price their products and services to a large portion of the market. The Banks also compete with regional and national financial institutions, many of which have greater liquidity, higher lending limits, greater access to capital, more established market recognition and more resources and collective experience than the Banks. We believe that the strength of our executive management team, the experience and capabilities of our front-line banking professionals, the range and quality of the products that we offer and our emphasis on building long-lasting relationships sets us apart from our competitors.

        The following table lists the counties in which the Banks have their main offices as well as certain other information:

County	Total Number of Banking Organizations	Total Number of Banking Offices	Total Deposits in County (in thousands)	First Business Market Share Rank	First Business Market Deposit Share
Dane County	38	185	13,445,819	5	6.31%
Waukesha County	38	194	10,382,624	16	1.87%

Employees

        At September 30, 2012, we had 156 employees equating to 139.5 full-time equivalent employees. We believe that our relationship with our employees is good.

Our Subsidiaries

        First Business Bank

        FBB is a state bank that was chartered in 1909 under the name Kingston State Bank. In 1990, FBB relocated its home office to Madison, Wisconsin, opened a banking facility in University Research Park, and began focusing on providing high-quality banking services to small- to medium-sized businesses located in Madison, Wisconsin and the surrounding area. FBB's product lines include commercial loans, commercial real estate loans, equipment loans and leases and treasury management services. FBB offers a variety of deposit accounts and personal loans to business owners, executives, professionals and high net worth individuals. FBB also offers trust and investment services through First Business Trust & Investments, a division of FBB. FBB has three loan production offices in the Northeast Region of Wisconsin to serve Appleton, Oshkosh, and Green Bay and their surrounding areas.

        FBB has four wholly-owned subsidiaries:

  •
  First Business Capital Corp., is an asset-based commercial lending company specializing in providing lines of credit and term loans secured by equipment and real estate assets, primarily to manufacturers and wholesale distribution companies located primarily in the Midwest. First Business Capital Corporation was established in 1995 and has seven sales offices throughout the Midwest and Colorado.

  •
  First Business Equipment Finance, LLC is a commercial equipment finance company offering a full array of finance and leasing options to its commercial client base of which the majority are currently located in Wisconsin. It offers new and replacement equipment loans and leases, debt restructuring, consolidation, and sale-lease-back transactions, through its offices in Madison, Wisconsin and Kansas City, Kansas.

  •
  FBB Real Estate, LLC is a limited liability company established for the purpose of holding and liquidating real estate and other assets acquired by FBB through foreclosure or other legal proceedings.

  •
  First Madison Investment Corp. is located in and formed under the laws of the state of Nevada, and was organized for the purpose of managing a portion of FBB's investment portfolio.

        As of September 30, 2012, FBB had total loans and leases of $785.6 million, total deposits of $870.2 million and total stockholders' equity of $103.2 million.

        First Business Bank—Milwaukee

        FBB—Milwaukee is a state bank that was chartered in 2000 in Wisconsin. We formed FBB—Milwaukee to focus on commercial banking in the greater Milwaukee market area. Like FBB, FBB—Milwaukee's product lines include commercial loans, commercial real estate loans and treasury management services for similar sized businesses as FBB. FBB—Milwaukee offers a variety of deposit accounts and personal loans, to business owners, executives, professionals and high net worth individuals. FBB—Milwaukee also offers trust and investment services (through a trust service office agreement with FBB). FBB—Milwaukee has one wholly-owned subsidiary, FBB—Milwaukee Real Estate, LLC, which is a limited liability company established for the purpose of holding and liquidating real estate and other assets acquired through foreclosure or other legal proceedings.

        As of September 30, 2012, FBB—Milwaukee had total loans of $92.6 million, total deposits of $198.3 million and total stockholders' equity of $14.7 million.

        FBFS Statutory Trust II

        In September 2008, we formed FBFS Statutory Trust II ("Trust II"), a Delaware business trust wholly-owned by First Business. In 2008, Trust II completed the sale of $10.0 million of 10.5% fixed rate trust preferred securities. Trust II also issued common securities in the amount of $315,000 to us. Trust II used the proceeds from the offering to purchase $10.3 million of 10.5% junior subordinated notes issued by First Business. We have the right to redeem the junior subordinated notes at any time on or after September 26, 2013. The preferred securities are mandatorily redeemable upon the maturity of the junior subordinated notes on September 26, 2038.

Corporate Information

        Our principal executive offices are located at 401 Charmany Drive, Madison, Wisconsin 53719 and our telephone number is (608) 238-8008. We maintain an Internet website at www.firstbusiness.com. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

SUPERVISION AND REGULATION

        Below is a brief description of certain laws and regulations that relate to us and the Banks. This narrative does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General

        Financial institutions, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory authorities, including the Division of Banking of the Wisconsin Department of Financial Institutions ("WDFI"), the Federal Reserve and the FDIC. Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board and securities laws administered by the SEC and state securities authorities have an impact on our business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to our operations and results, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

        The comprehensive system of bank supervision, regulation and enforcement referred to above is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. The federal and state banking laws, and the regulations of the bank regulatory authorities issued under them, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends. In addition, we are subject to regular examination by our regulatory authorities, which results in examination reports and ratings (which are not publicly available) that can impact the conduct and growth of business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

        The following is a summary of the material elements of the supervisory and regulatory framework applicable to us and our subsidiaries. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described.

Financial Regulatory Reform

        On July 21, 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act represents a sweeping reform of the supervisory and regulatory framework applicable to financial institutions and capital markets in the United States, certain aspects of which are described below in more detail. The Dodd-Frank Act created new federal governmental entities responsible for overseeing different aspects of the U.S. financial services industry, including identifying emerging systemic risks. It also shifted certain authorities and responsibilities among federal financial institution regulators, including the supervision of holding company affiliates and the regulation of consumer financial services and products. In particular, and among other things, the Dodd-Frank Act: (i) created the Bureau, which is authorized to regulate providers of consumer credit, savings, payment and other consumer financial products and services; (ii) leveled the competitive playing field in some respects by narrowing the scope of federal preemption of state consumer laws enjoyed by national banks and federal savings associations and expanded the authority of state attorneys general to bring actions to enforce federal consumer protection legislation; (iii) imposed more stringent capital requirements on most bank holding companies and subjected certain activities, including interstate mergers and acquisitions, to heightened capital conditions; (iv) significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property; (v) restricted the interchange fees payable on debit card transactions for issuers with $10 billion in assets or greater; (vi) required the originator of a securitized loan, or the sponsor of a securitization, to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures are qualified residential mortgages or meet certain underwriting standards to be determined by regulation; (vii) created a Financial Stability Oversight Council as part of a regulatory structure for identifying emerging systemic risks and improving interagency cooperation; (viii) provided for enhanced regulation of advisers to private funds and of the derivatives markets; (ix) enhanced oversight of credit rating agencies; and (x) prohibited banking agency requirements tied to credit ratings.

        Numerous provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies. Some of the required regulations have been issued and some have been released for public comment, but many have yet to be released in any form. Furthermore, while the reforms primarily target systemically important financial service providers, their influence is expected to filter down in varying degrees to smaller institutions over time. Management of First Business and the Banks will continue to evaluate the affect of the changes; however, in many respects, the ultimate impact of the Dodd-Frank Act will not be fully known for years, and no current assurance may be given that the Dodd-Frank Act, or any other new legislative changes, will not have a negative impact on the results of operations and financial condition of us and our subsidiaries.

        In addition to new capital mandates discussed above, the key provisions of the Dodd-Frank Act that are likely to affect us and our subsidiaries in the near- and long-term include:

        Regulation of Derivatives

        The Dodd-Frank Act imposes significant restrictions on the trading of derivatives, and provides for increased regulation by the SEC and the Commodities Futures Trading Commission of the over-the-counter derivative market. The Dodd-Frank Act will require bank holding companies to spin off certain riskier derivative trading activities to separately capitalized affiliates, while continuing to authorize perceived lower-risk derivative activities by banks to the extent these activities qualify as risk-mitigating activities directly related to the bank's activities. We do not currently expect these provisions to have a significant impact on our operations, though they may limit potential areas of expansion by the Banks of their derivative activities, products and services.

        Investor Protections—Whistleblower

        Section 21F of the Securities Exchange Act of 1934 ("Exchange Act") entitled "Securities Whistleblower Incentives Protection" and Section 922 of the Dodd-Frank Act specify that a person who provides "original information" to the SEC of fraud or securities violations within a company that leads to an enforcement penalty of $1 million or more may be entitled to collect between 10 and 30 percent of the penalties of $1 million or greater.

        Final SEC rules promulgated pursuant to the above statutes include a provision that a whistleblower's voluntary participation in an entity's internal compliance and reporting systems is a factor that can increase the amount of an award. The Dodd-Frank Act provision also includes substantial retaliation protections for whistleblowers.

        We work toward a culture where employees understand policies and procedures. Additionally, our whistleblower procedures have been enhanced to include:

  •
  Providing feedback to the reporter that is confidential and anonymous;

  •
  Escalation procedures and areas of investigation;

  •
  Additional documentation procedures; and

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  "Lessons learned" review.

        Mortgage Reform

        Portions of the Dodd-Frank Act were drafted in response to widespread concern about a breakdown in the mortgage lending market that some have argued: (i) fostered lending practices that produced loans that had inadequate assurance of being repaid, thereby adversely impacting the ultimate holders of such loans; and (ii) encouraged the placement of borrowers in loans that they did not adequately understand or were not financially prepared to repay. Provisions in the Dodd-Frank Act seek to prevent practices that may have led to these problems from occurring again and will bring significant changes to the mortgage industry. These changes will include new specific duties on the part of mortgage originators to act in the best interest of consumers and to take steps to seek to ensure that consumers will have the capability to repay loans that they obtain. The Dodd-Frank Act also includes significant new disclosure requirements and appraisal reforms.

        Due to our limited consumer mortgage portfolio, we do not currently expect these provisions to have a significant impact on our operations; however, additional compliance resources may be needed to monitor and comply with the changes.

The Increasing Importance of Capital

        While capital has historically been one of the key measures of the financial health of both holding companies and depository institutions, its role is becoming fundamentally more important in the wake of the global financial crisis. Not only will capital requirements increase, but the type of instruments that constitute capital will also change, and, as a result of the Dodd-Frank Act, after a phase-in period, bank holding companies will have to hold capital under rules as stringent as those for insured depository institutions. Moreover, the actions of the international Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, to reassess the nature and uses of capital in connection with an initiative called "Basel III," discussed below, will have a significant impact on the capital requirements applicable to U.S. bank holding companies and depository institutions.

        Required Capital Levels

        The Dodd-Frank Act mandated that the Federal Reserve establish minimum capital levels for bank holding companies on a consolidated basis that are as stringent as those required for insured depository institutions. The components of Tier 1 capital are restricted to capital instruments that have been considered to be Tier 1 capital for insured depository institutions. As a result, the proceeds of trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank holding companies with less than $15 billion of assets. Since we have assets of less than $15 billion, subject to the final provisions of Basel III, we will be able to maintain our trust preferred proceeds as capital but will have to comply with new capital mandates in other respects, and will not be able to raise Tier 1 capital in the future through the issuance of trust preferred securities.

        Under current federal regulations, the Banks are subject to, and, after a phase-in period, First Business will be subject to, the following minimum capital standards: (i) a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated institutions with a minimum requirement of at least 4% for all others; and (ii) a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8% and a minimum ratio of Tier 1 capital to total risk-weighted assets of 4%. For this purpose, Tier 1 capital consists primarily of common stock, noncumulative perpetual preferred stock and related surplus less intangible assets (other than certain loan servicing rights and purchased credit card relationships). Total capital consists primarily of Tier 1 capital plus Tier 2 capital, which includes other nonpermanent capital items such as certain other debt and equity instruments that do not qualify as Tier 1 capital and a portion of the Banks' allowance for loan and lease losses.

        The capital requirements described above are minimum requirements. Federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is "well-capitalized" may qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities, may qualify for expedited processing of other required notices or applications and may accept brokered deposits. Additionally, one of the criteria that determines a bank holding company's eligibility to operate as a financial holding company is a requirement that all of its depository institution subsidiaries be "well-capitalized." Under the Dodd-Frank Act, that requirement is extended such that, as of July 21, 2011, bank holding companies, as well as their depository institution subsidiaries, had to be well-capitalized in order to operate as financial holding companies. Under the capital regulations of the Federal Reserve, in order to be "well-capitalized" a banking organization must maintain a ratio of total capital to total risk-weighted assets of 10% or greater, a ratio of Tier 1 capital to total risk-weighted assets of 6% or greater and a ratio of Tier 1 capital to total assets of 5% or greater.

        Higher capital levels may also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

        It is important to note that certain provisions of the Dodd-Frank Act and Basel III, discussed below, will ultimately establish strengthened capital standards for banks and bank holding companies, will require more capital to be held in the form of common stock and will disallow certain funds from being included in a Tier 1 capital determination. Once fully implemented, these provisions may represent regulatory capital requirements which are meaningfully more stringent than those outlined above.

        Prompt Corrective Action

        A banking organization's capital plays an important role in connection with regulatory enforcement as well. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

        As of September 30, 2012: (i) the Banks were not subject to a directive from the FDIC to increase capital to an amount in excess of the minimum regulatory capital requirements; (ii) the Banks exceeded their respective minimum regulatory capital requirements under FDIC capital adequacy guidelines; and (iii) the Banks were each "well-capitalized," as defined by FDIC regulations. As of September 30, 2012, First Business had regulatory capital in excess of the Federal Reserve's requirements and met the Dodd-Frank Act requirements.

        Basel III

        The current risk-based capital guidelines that apply to the Banks and will apply to First Business are based upon the 1988 capital accord of the international Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by the U.S. federal banking agencies on an interagency basis. In 2008, the banking agencies collaboratively began to phase-in capital standards based on a second capital accord, referred to as "Basel II," for large or "core" international banks (generally defined for U.S. purposes as having total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more). Basel II emphasized internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.

        On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement to a strengthened set of capital requirements for banking organizations in the United States and around the world, known as Basel III. Basel III would require, among other things: (i) a new required ratio of minimum common equity equal to 4.5% of risk-weighted assets; (ii) an increase in the minimum required amount of Tier 1 capital from the current level of 4% of risk-weighted assets to 6%; (iii) a continuation of the current minimum amount of total capital equal to 8% of risk-weighted assets. In addition, institutions that seek the freedom to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction must also maintain 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. The purpose of the conservation buffer is to ensure that banks maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the conservation buffer increases the ratios depicted above to 7% for common equity, 8.5% for Tier 1 capital and 10.5% for total capital.

        On June 12, 2012, the Federal banking agencies (the Office of the Comptroller of the Currency, Federal Reserve and the FDIC) (the "Agencies") formally proposed for comment, in three separate but related proposals, rules to implement Basel III. The proposals are: (i) the "Basel III Proposal," which applies the Basel III capital framework to almost all U.S. banking organizations; (ii) the "Standardized Approach Proposal," which applies certain elements of the Basel II standardized approach for credit risk weightings to almost all U.S. banking organizations; and (iii) the "Advanced Approaches Proposal," which applies changes made to Basel II and Basel III in the past few years to large U.S. banking organizations subject to the advanced Basel II capital framework. Of these three proposals, only the Basel III Proposal and the Standardized Approach Proposal is expected to have any direct impact on us or the Banks.

        The Basel III Proposal is applicable to all U.S. banks that are subject to minimum capital requirements, including federal and state banks, as well as to bank and savings and loan holding companies other than "small bank holding companies" (generally bank holding companies with consolidated assets of less than $500 million). There will be separate phase-in/phase-out periods for: (i) minimum capital ratios; (ii) regulatory capital adjustments and deductions; (iii) nonqualifying capital instruments; (iv) capital conservation and countercyclical capital buffers; (v) supplemental leverage ratio for advanced approaches banks; and (vi) changes to the FDIC's prompt corrective action rules. The comment period for these notices of proposed rulemaking ended October 22, 2012. Final regulations have not yet been released.

        The criteria in the U.S. proposal for common equity and additional Tier 1 capital instruments, as well as Tier 2 capital instruments, are broadly consistent with the Basel III criteria. A number of instruments that now qualify as Tier 1 capital, however, will not qualify, or their qualification will change, if the Basel III Proposal becomes final. For example, cumulative preferred stock and certain hybrid capital instruments, including trust preferred securities, no longer will qualify as Tier 1 capital of any kind. Noncumulative perpetual preferred stock, which now qualifies as simple Tier 1 capital, would not qualify as common equity Tier 1 capital, but would qualify as additional Tier 1 capital.

        In addition to the changes in capital requirements included within the Basel III proposal, the Standardized Approach Proposal revises a large number, although not quite all, of the risk weights (or their methodologies) for bank assets. For nearly every class, the proposal requires a more complex, detailed and calibrated assessment of credit risk and calculation of risk weightings. For example, under the current risk-weighting rules, residential mortgages have a risk weighting of 50%. Under the proposed new rules, two categories of residential mortgage lending would be created: (i) traditional lending would be category 1, where the risk weights range from 35 to 100%; and (ii) nontraditional loans would fall within category 2, where the risk weights would range from 50 to 150%.

        The Basel III agreement calls for national jurisdictions to implement the new requirements beginning January 1, 2013. Most of the changes would be effective by January 1, 2019.

First Business

        First Business is a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"), and is subject to regulation, supervision, and examination by the Federal Reserve. We are required to file an annual report with the Federal Reserve and such other reports as the Federal Reserve may require. In accordance with Federal Reserve policy, and as now codified by the Dodd-Frank Act, we are legally obligated to act as a source of financial strength to the Banks and to commit resources to support the Banks in circumstances where we might not otherwise do so. Under the BHCA, we are subject to periodic examination by the Federal Reserve.

        Acquisitions, Activities and Change in Control

        The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, as of July 21, 2011, bank holding companies must be well-capitalized in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see "—The Increasing Importance of Capital" above.

        The BHCA generally prohibits us from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking . . . as to be a proper incident thereto." This authority would permit us to engage in a variety of banking-related businesses, including the ownership and operation of a thrift, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development), and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

        Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

        Financial Holding Company Regulation

        Bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. We have not elected to operate as a financial holding company.

        Capital Requirements

        Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines, as affected by the Dodd-Frank Act and Basel III. For a discussion of capital requirements, see "—The Increasing Importance of Capital" above. If capital levels fall below the minimum required levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or nonbank businesses.

        Emergency Economic Stabilization Act of 2008

        Events in the U.S. and global financial markets over the past several years, including the deterioration of the worldwide credit markets, created significant challenges for financial institutions throughout the country. In response to this crisis affecting the U.S. banking system and financial markets, on October 3, 2008, the U.S. Congress passed, and the President signed into law, the Emergency Economic Stabilization Act of 2008 (the "EESA"). The EESA authorized the Secretary of the Treasury to implement various temporary emergency programs designed to strengthen the capital positions of financial institutions and stimulate the availability of credit within the U.S. financial system. Financial institutions participating in certain of the programs established under the EESA are required to adopt the Treasury's standards for executive compensation and corporate governance. On October 14, 2008, the Treasury announced that it would provide Tier 1 capital (in the form of perpetual preferred stock) to eligible financial institutions. This program, known as the TARP Capital Purchase Program allocated $250 billion from the $700 billion authorized by the EESA to the Treasury for the purchase of senior preferred shares from qualifying financial companies. We did not participate in the TARP program.

        Dividend Payments

        Our ability to pay dividends to our stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Wisconsin corporation, we are subject to the limitations of the Wisconsin Business Corporation Law, which prohibit us from paying dividends if such payment would: (i) render us unable to pay our debts as they become due in the usual course of business, or (ii) result in our assets being less than the sum of our total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of any stockholders with preferential rights superior to those stockholders receiving the dividend. Additionally, policies of the Federal Reserve caution that a bank holding company should not pay cash dividends unless its net income available to common stockholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.

        As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if: (i) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

        Corporate Governance

        The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act increased stockholder influence over boards of directors by requiring companies to give stockholders a nonbinding vote on executive compensation and so-called "golden parachute" payments. The legislation also directs the Federal Reserve to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

The Banks

        As state-chartered FDIC-insured banks, the Banks are subject to extensive regulation by the WDFI and the FDIC. Lending activities, fiduciary activities and other investments must comply with federal statutory and regulatory requirements. This federal regulation establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the FDIC's deposit insurance fund (the "DIF"), the FDIC, and depositors.

        As of January 1, 2012, FBB had reached total assets of greater than $1 billion, and as a result will be subject to further reporting requirements under FDIC rules, specifically 12 CFR part 363 ("Annual Independent Audits and Reporting Requirements") as of December 31, 2012. Pursuant to these rules, management will prepare a report that contains an assessment by management of FBB's effectiveness of internal control structure and procedures for financial reporting as of the end of the fiscal year. FBB will also be required to obtain an independent public accountant's attestation report concerning its internal control structure over financial reporting that includes the Reports of Condition (commonly known as the "Call Report") and/or our FR Y-9C report.

        Deposit Insurance

        As FDIC-insured institutions, the Banks are required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators.

        On November 12, 2009, the FDIC adopted a final rule that required insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. On December 31, 2009, the Banks prepaid their FDIC assessments based on their respective: (i) actual September 30, 2009 assessment base, increased quarterly by a 5% annual growth rate through the fourth quarter of 2012; and (ii) total base assessment rate in effect on September 30, 2009, increased by an annualized three basis points beginning in 2011. The FDIC began to offset prepaid assessments on March 30, 2010, representing payment of the regular quarterly risk-based deposit insurance assessment for the fourth quarter of 2009. Any prepaid assessment not exhausted after collection of the amount due on June 30, 2013 will be returned to the Banks.

        Amendments to the Federal Deposit Insurance Act also revise the assessment base against which an insured depository institution's deposit insurance premiums paid to the DIF will be calculated. Under the amendments, the assessment base will no longer be the institution's deposit base, but rather its average consolidated total assets less its average tangible equity. This may shift the burden of deposit insurance premiums toward those large depository institutions that rely on funding sources other than U.S. deposits. Additionally, the Dodd-Frank Act made changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC is given until September 3, 2020 to meet the 1.35% reserve ratio target. Several of these provisions could increase the Banks' FDIC deposit insurance premiums.

        The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per insured depositor, retroactive to January 1, 2009. Furthermore, the legislation provided that non-interest-bearing transaction accounts would have unlimited deposit insurance coverage through December 31, 2012. This temporary unlimited deposit insurance coverage replaced the Transaction Account Guarantee Program that expired on December 31, 2010, which was put in place to stop runs on banks during the financial crisis. Consideration is being given to an extension of the unlimited coverage beyond the end of 2012 but no action has yet been taken. When the program terminates, there is concern that commercial accounts with deposits of greater than $250,000 may be moved to the larger banks, and transfers on a large scale could hurt community banks like the Banks.

        FICO Assessments

        The Financing Corporation ("FICO") is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board pursuant to the Competitive Equality Banking Act of 1987 to function as a financing vehicle for the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year noncallable bonds of approximately $8.1 billion that mature in 2017 through 2019. FICO's authority to issue bonds ended on December 12, 1991. Since 1996, federal legislation has required that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO's outstanding obligations. These FICO assessments are in addition to amounts assessed by the FDIC for deposit insurance. During the year ended December 31, 2011, the FICO assessment rate was approximately 0.01% of deposits. A rate reduction to 0.0066% began with the fourth quarter of 2011 to reflect the change from an assessment base computed on deposits to an assessment base computed on assets as required by the Dodd-Frank Act.

        Supervisory Assessments

        All Wisconsin banks are required to pay supervisory assessments to the WDFI to fund the operations of the WDFI. The amount of the assessment is calculated on the basis of total assets. During the year ended December 31, 2012, FBB and FBB—Milwaukee will pay supervisory assessments to the DFI totaling approximately $43,000 and $7,600, respectively.

        Capital Requirements

        Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "—The Increasing Importance of Capital" above.

        Dividend Payments

        Under Wisconsin banking law, the Banks generally may not pay dividends in excess of their respective undivided profits, and if dividends declared and paid in either of the two immediately preceding years exceeded net income for either of those two years respectively, the Banks may not declare or pay any dividend in the current year that exceeds year-to-date net income. The various bank regulatory agencies have authority to prohibit banks under their jurisdiction from engaging in an unsafe or unsound practice. Under certain circumstances, the payment of a dividend by the Banks could be considered an unsafe or unsound practice. In the event that: (i) the FDIC or the WDFI increase minimum required levels of capital; (ii) the total assets of the Banks increase significantly; (iii) the income of the Banks decrease significantly; or (iv) any combination of the foregoing occurs, then the boards of directors of the Banks may decide or be required by the FDIC or the WDFI to retain a greater portion of the Banks' earnings, thereby reducing or eliminating dividends.

        The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, each of the Banks exceeded its minimum capital requirements under applicable guidelines as of September 30, 2012. As of September 30, 2012, approximately $56.5 million was available to be paid as dividends by FBB. FBB—Milwaukee did not have any capacity to pay dividends at that time. Notwithstanding the availability of funds for dividends, however, the FDIC may prohibit the payment of any dividends by the Banks if the FDIC determines such payment would constitute an unsafe or unsound practice.

        Insider Transactions

        The Banks are subject to certain restrictions imposed by federal law on "covered transactions" between the Banks and their affiliates. We are an affiliate of each of the Banks for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to us, investments in our stock or other securities and the acceptance of our stock or other securities as collateral for loans made by the Banks. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates as of July 21, 2011, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

        Certain limitations and reporting requirements are also placed on extensions of credit by the Banks to their respective directors and officers, to our directors and officers, to our principal stockholders and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of First Business or the Banks or a principal stockholder of ours may obtain credit from banks with which the Banks maintain correspondent relationships.

        Safety and Soundness Standards

        The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

        In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

        Branching Authority

        The Banks have the authority under Wisconsin law to establish branches anywhere in the State of Wisconsin, subject to receipt of all required regulatory approvals. Federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) has historically been permitted only in those states the laws of which expressly authorize such expansion. However, the Dodd-Frank Act permits well-capitalized banks to establish branches across state lines without these impediments.

        State Bank Investments and Activities

        The Banks are permitted to make investments and engage in activities directly or through subsidiaries as authorized by Wisconsin law. However, under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the Banks.

        Transaction Account Reserves

        Federal Reserve regulations require depository institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). For 2012: (i) the first $11.5 million of otherwise reservable balances are exempt from the reserve requirements; (ii) for transaction accounts aggregating more than $11.5 million to $71.0 million, the reserve requirement is 3% of total transaction accounts; and (iii) for net transaction accounts in excess of $71.0 million, a 10% reserve ratio will be assessed. These reserve requirements are subject to annual adjustment by the Federal Reserve. The Banks are in compliance with the foregoing requirements.

        Consumer Financial Services

        There are numerous developments in federal and state laws regarding consumer financial products and services that impact the Banks' business. Importantly, the current structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011 when the new Bureau commenced operations to supervise and enforce consumer protection laws. The Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Banks, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Bureau has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Banks, will continue to be examined by their applicable bank regulators. The Dodd-Frank Act also generally weakens the federal preemption available for national banks and federal savings associations, and gives state attorneys general the ability to enforce applicable federal consumer protection laws. It is unclear what changes will be promulgated by the Bureau and what effect, if any, such changes would have on the Banks.

        The Dodd-Frank Act contains additional provisions that affect consumer mortgage lending. First, the new law significantly expands underwriting requirements applicable to loans secured by 1-4 residential real property and augments federal law combating predatory lending practices. In addition to numerous new disclosure requirements, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower's ability to repay. Most significantly, the new standards limit the total points and fees that the Banks and/or a broker may charge on conforming and jumbo loans to 3% of the total loan amount. Also, the Dodd-Frank Act, in conjunction with the Federal Reserve's final rule on loan originator compensation effective April 1, 2011, prohibits certain compensation payments to loan originators and prohibits steering consumers to loans not in their interest because it will result in greater compensation for a loan originator. These standards may result in myriad new system, pricing and compensation controls in order to ensure compliance and to decrease repurchase requests and foreclosure defenses. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells and other asset-backed securities that the securitizer issues if the loans have not complied with the ability to repay standards. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

        Foreclosure and Loan Modifications

        Federal and state laws further impact foreclosures and loan modifications, many of which laws have the effect of delaying or impeding the foreclosure process on real estate secured loans in default. Mortgages on commercial property can be modified, such as by reducing the principal amount of the loan or the interest rate, or by extending the term of the loan, through plans confirmed under Chapter 11 of the Bankruptcy Code. In recent years legislation has been introduced in Congress that would amend the Bankruptcy Code to permit the modification of mortgages secured by residences, although at this time the enactment of such legislation is not in prospect. The scope, duration and terms of potential future legislation with similar effect continue to be discussed. The Banks cannot predict whether any such legislation will be passed or the impact, if any, it would have on the Banks' business.

        There may be momentum for further legislation in this regard in light of the settlement reached in early February 2012 by 49 state attorneys general and the federal government with the country's five largest loan servicers: Ally/GMAC, Bank of America, Citi, JPMorgan Chase, and Wells Fargo. Every state except Oklahoma signed on to the settlement. The settlement will provide as much as $25 billion in relief to distressed borrowers in the states who signed on to the settlement and direct payments to signing states and the federal government. The agreement settles state and federal investigations finding that the country's five largest loan servicers routinely signed foreclosure related documents outside the presence of a notary public and without truly knowing whether the facts they contained were correct and holds the banks accountable for their wrongdoing on "robo-signing" and mortgage servicing. The agreement settles only some aspects of the banks' conduct related to the financial crisis (foreclosure practices, loan servicing, and origination of loans). State cases against the rating agencies and bid-rigging in the municipal bond market, for example, continue.

        Federal Home Loan Bank System

        The Banks are members of the FHLB. The FHLB serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized as determined by the FHLB.

        As a member, each of the Banks is required to own shares of capital stock in the FHLB in an amount equal to the greatest of $500, 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 20% of its outstanding advances. The FHLB also imposes various limitations on advances relating to the amount and type of collateral, the amount of advances and other items. At September 30, 2012, the Banks owned a total of $1.1 million in FHLB stock and they were both in compliance with FHLB requirements. The Banks received a modest dividend from the FHLB in the year ended December 31, 2011 and in the nine months ended September 30, 2012, and received no dividend in the year 2010. Outstanding FHLB advances as of September 30, 2012 and December 31, 2011 and 2010 were $472,000, $482,000 and $2.5 million, respectively.

        Since October 2007, the FHLB has been under a consensual cease and desist order with its regulator, the Federal Housing Finance Board. Under the terms of the order, capital stock repurchases and redemptions, including redemptions upon membership withdrawal or other termination, are subject to prior approval of the Director of the Office of Supervision of the Finance Board. On February 1, 2011, the FHLB issued a press release declaring a cash dividend at an annualized rate of 10 basis points per share based upon the FHLB's preliminary financial results for the fourth quarter of 2010 and has been paying a quarterly dividend thereafter. The Banks do not expect dividend income from their holdings of FHLB stock to be a significant source of income for the foreseeable future. As of September 30, 2012, the Banks held $1.1 million, at cost, of FHLB stock, of which none is deemed voluntary stock.

        Community Reinvestment Act Requirements

        The Community Reinvestment Act requires each Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low and moderate income neighborhoods. Federal regulators regularly assess the Banks' record of meeting the credit needs of their respective communities. Applications for additional acquisitions would be affected by the evaluation of the Banks' effectiveness in meeting their Community Reinvestment Act requirements.

        Anti-money Laundering

        The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act") is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandates financial services companies to have policies and procedures with respect to measures designed to address any or all of the following matters: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (iv) currency crimes; and (v) cooperation between financial institutions and law enforcement authorities.

        Commercial Real Estate Guidance

        The FDIC's Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices ("CRE Guidance") provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) commercial real estate loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit banks' levels of commercial real estate lending activities but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. Based on our current loan portfolio, the Banks do not exceed these guidelines. Even though the Banks do not exceed these regulatory guidelines, we believe that we have taken appropriate precautions to address the risks associated with our concentrations in commercial real estate lending. We do not expect the CRE Guidance to adversely affect our operations or our ability to execute our growth strategy.

Monetary Policy

        The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

MANAGEMENT

Directors

        Pursuant to our amended and restated articles of incorporation and bylaws, our board of directors is authorized to have no fewer than seven members nor more than eleven members and it is currently comprised of nine members. Our board of directors is divided into three classes, with each class serving staggered three-year terms. The following table sets forth certain information about our directors, including their names, ages, year in which they began serving as a director of First Business and when their current term expires.

Name	Age	Positions with First Business	Director Since	Current Term Expires
Mark D. Bugher(2)(3)	64	Director	2005	2015
Corey A. Chambas	50	Chief Executive Officer; President; Director	2002	2015
Jan A. Eddy(2)(3)	63	Director	2003	2013
John J. Harris(1)	60	Director	2012	2015
Gerald L. Kilcoyne(1)(2)	53	Director	2011	2014
John M. Silseth(1)(3)	57	Director	2006	2013
Jerome J. Smith	68	Board Chair; Director	1989	2014
Barbara H. Stephens(2)	53	Director	2010	2014
Dean W. Voeks(1)(3)	70	Director	1996	2013

(1)
Member, Audit Committee

(2)
Member, Compensation Committee

(3)
Member, Corporate Governance and Nominating Committee

        The business experience of each of the current directors is set forth below. Other than as described below, no current director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers. Additionally, none of our directors held a directorship at any public company or any company registered as an investment company under the Investment Company Act during the past five years, except Mr. Bugher who serves on the board of directors and the audit committee of the public company MGE Energy, Inc. and Corey A. Chambas who serves on the board of directors of Three Lakes Securities, LLC, which is a registered investment advisor.

        Mark D. Bugher has served as a director since July 2005 and is a member of the Corporate Governance and Nominating Committee and the Compensation Committee. Mr. Bugher has served as the Director of University Research Park in Madison, Wisconsin since 1999. University Research Park is a non-profit research and technology park involved in developing, leasing and managing properties for technology sector businesses affiliated with the University of Wisconsin—Madison. Prior to this role, Mr. Bugher served as the Secretary of the State of Wisconsin Department of Administration from 1996 to 1999. From 1988 to 1996, he served as Secretary of the State of Wisconsin Department of Revenue. Mr. Bugher serves on the board of directors of MGE Energy, Inc. and its affiliate, Madison Gas and Electric Company. He additionally serves on the audit committee of MGE Energy, Inc. and serves in leadership positions as chairman or board member for many organizations promoting economic development in Wisconsin. The particular and specific experience, qualifications, attributes or skills that led the board to conclude Mr. Bugher is qualified to serve as a director includes his executive level experience in strategy development and implementation, governance experience through service on boards including a public company board and other board committees, economic development expertise and strong background in the commercial real estate, government and health care sectors.

        Corey A. Chambas has served as a director since July 2002, as Chief Executive Officer of First Business since December 2006 and as President since February 2005. He served as Chief Operating Officer of First Business from February 2005 to September 2006 and as Executive Vice President from July 2002 to February 2005. He served as Chief Executive Officer of FBB from July 1999 to September 2006 and as President of FBB from July 1999 to February 2005. He also currently serves as a director of our subsidiaries First Business Capital Corp. and First Madison Investment Corp. The particular and specific experience, qualifications, attributes or skills that led the board to conclude Mr. Chambas is qualified to serve as a director includes the depth and breadth of his experience as Chief Executive Officer of First Business and his over 25 years of financial services industry experience with specific focus in the commercial banking sector, his executive level experience in core management disciplines including strategy development and implementation, human resources, financial management and sales and marketing and his governance experience through service on other boards and board committees.

        Jan A. Eddy has served as a director of First Business since October 2003, is the Chair of the Corporate Governance and Nominating Committee and serves on the Compensation Committee. She served as a director of FBB from 1990 to 2010. Ms. Eddy founded Wingra Technologies, a designer and distributor of software, and served as President and Chief Executive Officer of Wingra Technologies from October 1991 to January 2005. Quest Software purchased Wingra Technologies in January 2005. Ms. Eddy held the position of Business Development Executive at Quest Software from January 2005 to October 2005. The particular and specific experience, qualifications, attributes or skills that led the board to conclude Ms. Eddy is qualified to serve as director includes her CEO-level experience as founder and CEO of her own company in strategy development and implementation, mergers and acquisitions and enterprise risk management, her significant governance experience from service on other boards and her strong background in information technology.

        John J. Harris has served as a director of First Business since January 2012 and serves on the Audit Committee. Mr. Harris has served as a professional in the investment banking industry for most of his career, most recently as Managing Director of the Investment Banking Financial Institutions Group of Stifel Nicolaus Weisel. Mr. Harris retired from this position in 2010. Prior to this role, Mr. Harris was Managing Director of the Investment Banking Financial Institutions Group of Piper Jaffrey & Co. from 2005 to 2007 and a Principal in the Investment Banking Financial Institutions Group of William Blair & Co., LLC from 2000 to 2005. The particular and specific experience, qualifications, attributes or skills that led the board to conclude Mr. Harris is qualified to serve as director includes his over 25 years of experience providing financial advisory services to senior management, boards and special committees of publicly traded and privately held companies, his extensive experience in the financial services sector and with mergers and acquisitions, and his significant work advising clients on capital formation and execution of public and private capital raises.

        Gerald L. Kilcoyne has served as a director of First Business since November 2011 and is a member of the Audit Committee and the Compensation Committee. In addition, he has served as FBB Board Chair since May 2010 and has been a member of the FBB board since August 2005. He has served as a director of First Business Equipment Finance, LLC and First Business Capital Corp. since January 2006. Mr. Kilcoyne is Managing Partner for Pinnacle Enterprises, LLC, a private investment holding company. The particular and specific experience, qualifications, attributes or skills that led the board to conclude Mr. Kilcoyne is qualified to serve as director includes his CEO-level experience in strategic planning and financial management, financial services industry expertise as a director of FBB, and involvement in mergers and acquisitions work for over 25 years.

        John M. Silseth has served as a director of First Business since October 2006 and serves on the Audit Committee and Corporate Governance and Nominating Committee. He also serves as FBB—Milwaukee Board Chair. Mr. Silseth has been President of Antietam LLC, a private investment firm located in Milwaukee, Wisconsin, since 1986. He also serves on the board of directors of various Antietam portfolio companies, other privately held companies and charitable organizations. The particular and specific experience, qualifications, attributes or skills that led the board to conclude

Mr. Silseth is qualified to serve as director includes his executive level experience in enterprise risk management, strong background in financial reporting, accounting and financial controls as a certified public accountant, significant governance experience through service on numerous boards and experience in mergers and acquisitions.

        Jerome J. Smith has served as a director of First Business since December 1989 and First Business Board Chair since July 2006. He served as Chief Executive Officer from December 1989 to December 2006. He served as President of First Business from December 1989 to February 2005. He also served as President and Chief Executive Officer of FBB from December 1989 to July 1999 and as its Board Chair from April 2001 to December 2003. The particular and specific experience, qualifications, attributes or skills that led the board to conclude Mr. Smith is qualified to serve as director includes his over 40 years of executive level experience in the financial services industry, including 16 years as First Business's CEO, over 30 years of governance experience through service on multiple boards, CEO-level experience in strategy development and implementation, merger and acquisition experience, strong background in sales and marketing management and NACD director certification.

        Barbara H. Stephens has served as a director of First Business since January 2010 and is Chair of the Compensation Committee. Ms. Stephens retired from her position as Senior Vice President in Human Resources with Bucyrus International, Inc., a mining equipment company, in 2011. She had been a human resources executive with Bucyrus since 2005. Prior to that, she served as the Director of Human Resources for the manufacturing group of Snap-On Tools, LLC from 2003 to February 2005 and had been employed with Snap-On in a variety of capacities since November 1994, including as Human Resources Manager beginning in 1997. The particular and specific experience, qualifications, attributes or skills that led the board to conclude Ms. Stephens is qualified to serve as a director includes her executive level experience in human resources with a public company, over 20 years of general human resources experience including executive compensation and benefits oversight and strong background in leadership development and succession planning.

        Dean W. Voeks has served as a director of First Business since April 1996, is Chair of the Audit Committee and is a member of the Corporate Governance and Nominating Committee. From January 1991 until September 2002, Mr. Voeks was the President and Chief Executive Officer of Chorus Communications Group Ltd., a telecommunications company. The particular and specific experience, qualifications, attributes or skills that led the board to conclude Mr. Voeks is qualified to serve as a director includes his CEO-level experience in core management disciplines such as strategic planning, human resources and enterprise risk management, governance experience through service on other boards, strong financial background and experience with regulated companies.

Executive Officers

        The following table sets forth certain information regarding our executive officers, including their names, ages and positions at First Business, the Banks and certain of our other direct and indirect subsidiaries:

Name	Age	Position with First Business
Corey A. Chambas	50	Chief Executive Officer, President and Director of First Business; Director of First Business Capital Corp. and First Madison Investment Corp.
James F. Ropella	53	Senior Vice President and Chief Financial Officer of First Business; Chief Financial Officer of FBB and FBB—Milwaukee; Director of FBB—Milwaukee and First Madison Investment Corp.
Michael J. Losenegger	55

Chief Credit Officer of First Business; Senior Credit Officer of FBB and FBB—Milwaukee; Director of First Business Capital Corp., First Business Equipment Finance, LLC and First Madison Investment Corp.

Name	Age	Position with First Business
Barbara M. Conley	59	General Counsel, Senior Vice President and Corporate Secretary of First Business, FBB and FBB—Milwaukee; Director of First Business Capital Corp.
Jodi A. Chandler	47	Senior Vice President—Human Resources & Administration of First Business
Mark J. Meloy	51	President, Chief Executive Officer and Director of FBB; Director of First Business Equipment Finance, LLC
Joan A. Burke	60	President of First Business Trust & Investments, a division of FBB
Charles H. Batson	59	President, Chief Executive Officer and Director of First Business Capital Corp.
David J. Vetta	58	President, Chief Executive Officer and Director of FBB—Milwaukee

        The business experience of each of our executive officers (except Mr. Chambas, who is discussed above as a director) is set forth below. No executive officer has any family relationship with any other executive officer or any of our current directors.

        James F. Ropella has served as Senior Vice President and Chief Financial Officer of First Business since September 2000. Mr. Ropella also serves as the Chief Financial Officer of each of the Banks. Mr. Ropella has over 30 years of experience in finance and accounting, primarily in the banking industry. Prior to joining First Business, Mr. Ropella was treasurer of a consumer products company. Prior to that, he was Treasurer of Firstar Corporation, now known as U.S. Bancorp.

        Michael J. Losenegger has served as Chief Credit Officer of First Business since May 2011. Mr. Losenegger also serves as the Senior Credit Officer of the Banks. Prior to being appointed Chief Credit Officer, Mr. Losenegger served as First Business's Chief Operating Officer since September 2006. Mr. Losenegger joined First Business in 2003 and has held various positions with FBB, including Chief Executive Officer, Chief Operating Officer and Senior Vice President of Business Development. Mr. Losenegger has over 27 years of experience in commercial lending. Prior to joining First Business, Mr. Losenegger was Senior Vice President of Lending at M&I Bank in Madison, Wisconsin.

        Barbara M. Conley has served as First Business's General Counsel since June 2008 and as Senior Vice President/Corporate Secretary since December 2007. Ms. Conley also serves as General Counsel, Senior Vice President and Corporate Secretary of the Banks. She has also served as a Director of First Business Capital Corp. since June 2009. Ms. Conley has over 30 years of experience in commercial banking. Directly prior to joining First Business in 2007, Ms. Conley was a Senior Vice President in Corporate Banking with Associated Bank. She had been employed at Associated Bank since May 1976.

        Jodi A. Chandler has served as Senior Vice President—Human Resources & Administration of First Business since January 2010. Prior to that, she held the position of Senior Vice President—Human Resources for several years. She has been an employee of First Business for almost 20 years.

        Mark J. Meloy has served as President and Chief Executive Officer of FBB since December 2007. Mr. Meloy joined First Business in 2000 and has held various positions including Executive Vice President of FBB and President and Chief Executive Officer of FBB—Milwaukee. Mr. Meloy has over 25 years of commercial lending experience. Prior to joining First Business, Mr. Meloy was a Vice President and Senior Relationship Manager with Firstar Bank, NA, Cedar Rapids, Iowa and Milwaukee, Wisconsin, now known as U.S. Bank, working in their financial institutions group with mergers and acquisition financing.

        Joan A. Burke has served as President of FBB's Trust Division since September 2001. Ms. Burke has over 30 years of experience in providing trust and investment advice. Prior to joining First Business,

Ms. Burke was the President, Chief Executive Officer and Chairperson of the Board of Johnson Trust Company and certain of its affiliates.

        Charles H. Batson has served as the President and Chief Executive Officer of First Business Capital Corp. since January 2006. Mr. Batson has 32 years of experience in asset-based lending. Directly prior to joining First Business Capital Corp., Mr. Batson served as Vice President and Business Development Manager for Wells Fargo Business Credit, Inc. since 1990.

        David J. Vetta has served as President and Chief Executive Officer of FBB—Milwaukee since January 2007. Prior to joining FBB—Milwaukee, Mr. Vetta was Managing Director at JP Morgan Asset Management since 1992 overseeing National Institutional Investment Sales teams and the Regional Private Client Group, while serving as a member of the executive committee. Mr. Vetta was affiliated with JP Morgan Chase and its predecessor companies in various other roles since 1976.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2012 by: (i) each of our directors; (ii) each of our named executive officers; (iii) all of the directors and executive officers as a group; and (iv) persons known to us to be the beneficial owner of more than five percent of our common stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned by such holder. As of September 30, 2012, there were 2,656,102 shares of common stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percent of Common Stock Beneficially Owned
Corey A. Chambas	103,260	(1)	3.9%
Jerome J. Smith	46,635		1.8%
Michael J. Losenegger	37,147	(1)	1.4%
John M. Silseth	33,593		1.3%
Charles H. Batson	29,909		1.1%
Gerald L. Kilcoyne	13,568		*
Jan A. Eddy	7,428		*
Dean W. Voeks	5,383		*
Barbara H. Stephens	4,500	(2)	*
Mark D. Bugher	2,555	(3)	*
John J. Harris	0		*

All directors and executive officers as a group (18 persons)	440,152	(1)(4)	16.0%

*
Denotes less than 1%.

(1)
Includes the following number of shares of common stock that may be purchased under stock options which, as of September 30, 2012, were currently exercisable or were exercisable within 60 days: Mr. Chambas, 27,000 shares; Mr. Losenegger, 17,500 shares; and all directors and executive officers as a group, 88,984 shares.

(2)
Includes 500 shares held by Ms. Stephens' spouse through an IRA.

(3)
Includes 661 shares held by Mr. Bugher's spouse through an IRA.

(4)
Includes 10,648 shares held by spouses of the group.

DESCRIPTION OF CAPITAL STOCK

General

        We have the authority to issue 25,000,000 shares of common stock, par value $0.01 per share, and 2,500,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2012, we had 2,656,102 shares of common stock and no shares of preferred stock issued and outstanding, respectively.

        The following description of the material terms of our capital stock and of our amended and restated articles of incorporation and bylaws is only a summary. You should refer to our amended and restated articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, for their complete terms.

Common Stock

  General

        Under our amended and restated articles of incorporation we have the authority to issue 25,000,000 shares of our common stock, par value $0.01 per share, of which 2,656,102 shares were issued and outstanding as of September 30, 2012. As of September 30, 2012, there were 125,034 shares of our common stock underlying options that have been issued pursuant to our equity incentive plans. Additionally, we have reserved 214,634 shares of our common stock for future issuance under our equity incentive and employee stock purchase plans. Our common stock is listed for trading on the NASDAQ Global Market under the symbol "FBIZ."

        Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities.

  Voting Rights

        Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors, which means that a plurality of the shares voted shall elect all of the directors then standing for election at a meeting of stockholders at which a quorum is present. Our board of directors is divided into three classes of directors, each serving a staggered three-year term. At each annual meeting, the successors to the class of directors whose terms expire at that meeting are elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors have been duly elected and qualified.

  Liquidation Rights

        Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

  Dividends Payable on Shares of Common Stock

        In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Wisconsin corporation, we are subject to the limitations of Wisconsin law, which allows us to pay dividends unless, after such dividend, we would not be able to pay our debts as they become due in the ordinary course of business or our total assets would be less than the sum of our total liabilities plus any amount that would be needed if we were to be dissolved at the time of the dividend payment. As a bank holding company, our ability to declare and pay dividends is also subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on our common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred securities) in light of our earnings, capital adequacy and financial condition. As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if: (i) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

        A portion of our revenues available for the payment of dividends derive from amounts paid to us by the Banks. There are various statutory limitations that limit the ability of the Banks to pay dividends to us. The Banks are state-charted banks and are subject to the laws and regulations of the WDFI and to the regulations of the FDIC. If a bank's primary banking regulator determines that the bank is engaged or is about to engage in an unsafe or unsound banking practice, the regulator may require, after notice and hearing, that the bank cease and desist from such practice. Depending on the financial condition of the bank, an unsafe or unsound practice could include the payment of dividends. In particular, the federal banking agencies have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice.

        Under Wisconsin banking law, the Banks generally may not pay dividends in excess of their respective undivided profits, and if dividends declared and paid in either of the two immediately preceding years exceeded net income for either of those two years respectively, the Banks may not declare or pay any dividend in the current year that exceeds year-to-date net income. Furthermore, under the Federal Deposit Insurance Corporation Improvement Act of 1991, a bank may not pay a dividend if the payment would cause it to become undercapitalized or if it is already undercapitalized. The federal agencies also have issued policy statements that provide that bank holding companies and insured banks generally should pay dividends only out of current operating earnings.

        Additionally, as of September 30, 2012, we had outstanding approximately $10.3 million of junior subordinated notes issued to an unconsolidated statutory trust in connection with the issuance by the trust of preferred securities. The terms of the junior subordinated notes and the related trust preferred securities provide that we may defer interest on such instruments for up to 20 consecutive quarters. As of September 30, 2012, we were current on the interest payable pursuant to the junior subordinated notes and the related trust preferred securities. However, if we elect in the future to defer interest on such instruments, our ability to pay dividends on our common stock also will be subject to the prior payment of all accrued but unpaid interest on the junior subordinated notes and the related trust preferred securities.

        Furthermore, as of September 30, 2012, we had outstanding approximately $6.2 million of subordinated notes that we issued to certain accredited investors in the first quarter of 2012. As of September 30, 2012, we were current on the interest payable pursuant to such subordinated notes. However, if we default on our obligation to pay interest on such instruments in the future, our ability to pay dividends on our common stock also will be subject to the prior payment of all accrued but unpaid interest on such subordinated notes.

  Anti-Takeover Provisions

        Our amended and restated articles of incorporation and bylaws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

        Authorized Shares of Capital Stock.    Authorized but unissued shares of our common stock and preferred stock under our amended and restated articles of incorporation could (within the limits imposed by applicable law and NASDAQ Marketplace Rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some stockholders.

        Rights Agreement.    Pursuant to the terms of the Rights Agreement, dated June 5, 2008, between us and Computershare Investor Services, Inc., as Rights Agent, until June 5, 2018, each share of our common stock, including those to be issued in conjunction with the offering of common stock described in this prospectus, has attached to it one Right. Each Right entitles the registered holder to purchase from us one-half of one share of common stock at the Purchase Price of $42.50, subject to certain adjustments.

        Generally, in the event that any other person or group of affiliated or associated persons (an "Acquiring Person") acquires beneficial ownership of 15% or more of our outstanding common stock or commences, or announces an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by such person or group of 15% or more of our outstanding common stock, then each holder of a Right will thereafter have the right to receive upon exercise of such holder's Rights that number of shares of common stock having a market value of two times the then-current per share Purchase Price. Notwithstanding any of the foregoing, following the occurrence of such an event, all Rights that are, or were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void. Additionally, at any time following the date on which a person becomes an Acquiring Person: (i) we are acquired in a merger or other business combination transaction; or (ii) 50% or more of our consolidated assets or earning power are sold each, then each holder of a Right generally will thereafter have the right to receive upon exercise of such holder's Rights that number of shares of common stock of the acquiring company having a market value of two times the then-current per share Purchase Price. Finally, at any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment).

        The Rights may have certain anti-takeover effects. If exercised, the Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by our board of directors, since the board of directors may, at its option, at any time until a person becomes an Acquiring Person, redeem all but not less than all the then-outstanding Rights at $0.001 per Right. The Rights are designed to provide additional protection against abusive or unfair takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term stockholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that our board of directors has the ability to protect stockholders and First Business if efforts are made to gain control of First Business in a manner that is not in the best interests of First Business and our stockholders.

        Limitations on Right to Call Special Meeting; Stockholder Proposal Notice Requirements; Unanimous Consent without Meeting.    Under our bylaws, a special meeting of our stockholders may be called only by: (i) our Board Chair or President after receiving the written request of a majority of our board of directors; or (ii) by stockholders owning at least 10% of the total voting power of the outstanding stock entitled to vote on any proposal to be considered at the proposed special meeting. Additionally, our bylaws require that stockholder proposals meet certain advanced notice and minimum informational requirements. Further, under our bylaws stockholders may only take action without a meeting if such action receives the unanimous written consent of all stockholders entitled to vote thereon. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.

        Classified Board of Directors; Noncumulative Voting for Directors.    Our bylaws provide that our board of directors is classified into three classes of directors, with the members of one class to be elected each year, which prevents a majority of our directors from being removed at a single annual meeting. Our stockholders are also not permitted to cumulate votes for directors, which may make it more difficult for a noncompany nominee to be elected to our board of directors.

        Director Removal; Filling of Board Vacancies.    Our bylaws specify that directors may be removed during their three-year terms only for one of the following reasons: (i) a willful failure to deal fairly with us or our stockholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (iii) a transaction from which the director derived an improper personal profit; (iv) willful misconduct. Further, our bylaws provide that any vacancy occurring in the board of directors may be filled by a vote of a majority of the remaining directors, unless such vacancy was created by stockholder action. A person elected to fill a vacancy on the board of directors will serve for the unexpired term of the director whose seat became vacant. These provisions make it more difficult for stockholders to remove directors and/or fill vacancies.

        State Anti-Takeover Laws.    Provisions of the Wisconsin Business Corporation Law prevent "interested stockholders" and an applicable Wisconsin corporation from entering into a "business combination" unless certain conditions are met. A business combination means: (i) any merger or share exchange with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an interested stockholder having (a) an aggregate market value equal to 5% or more of the aggregate market value of the stock or assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) representing 10% or more of the earning power or income of the corporation; (iii) the issuance of stock with a market value equal to 5% or more of the outstanding stock of the corporation to an interested stockholder; (iv) the adoption of a plan or proposal for the liquidation or dissolution which is proposed by, on behalf of, or pursuant to a written or unwritten agreement, arrangement or understanding with, an interested stockholder; and (v) certain other transactions involving an interested stockholder.

        An "interested stockholder" is defined to mean a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a Wisconsin corporation or who is an affiliate or associate of corporation and beneficially owned 10% or more of the voting power of its then outstanding voting stock within the last three years.

        Under Wisconsin law, a corporation cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before such acquisition. A corporation may engage in a business combination with an interested stockholder after the three-year period with respect to that stockholder expires only if one or more of the following conditions is satisfied: (i) board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before such acquisition; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or (iii) the consideration to be received by stockholders meets certain fair price requirements of the statute with respect to form and amount.

        Other provisions of the Wisconsin Business Corporation Law prohibit an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. Once an acquiror obtains voting securities representing in excess of 20% of the outstanding voting power of the corporation such stockholder's voting power shall be limited to 10% of the voting power of those shares until disinterested stockholders restore the right.

        Finally, Wisconsin law also provides that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant stockholder and a Wisconsin corporation require a supermajority vote of stockholders in addition to any approval otherwise required, unless stockholders receive a fair price for their shares that satisfies a statutory formula. A "significant stockholder" for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant stockholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

  •
  the aggregate value of the per share consideration is equal to the highest of:

  •
  the highest price paid for any common shares of the corporation by the significant stockholder in the transaction in which it became a significant stockholder or within two years before the date of the business combination;

  •
  the market value of the corporation's shares on the date of commencement of any tender offer by the significant stockholder, the date on which the person became a significant stockholder or the date of the first public announcement of the proposed business combination, whichever is highest; or

  •
  the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

  •
  either cash, or the form of consideration used by the significant stockholder to acquire the largest number of shares, is offered.

Preferred Stock

  General

        We may issue up to 2,500,000 shares of preferred stock, $0.01 par value per share, from time to time in one or more series. Our board of directors, has the full authority permitted by law to fix by resolution or resolutions the voting rights and such designations, preferences, qualifications, privileges, limitations, restrictions, redemptive rights, conversion rights and other special or relative rights that may be desired. As of September 30, 2012, there were no shares of preferred stock outstanding. The issuance of preferred stock and the determination of the terms of preferred stock by the board of directors, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement with Stifel, Nicolaus & Company, Incorporated, as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below.

Name	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Raymond James & Associates, Inc.
FIG Partners, LLC

Total

        The underwriting agreement provides that the underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters' several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material adverse change in the financial markets; and

  •
  we deliver customary closing documents and legal opinions to the underwriters.

        Subject to these conditions, the underwriters are committed to purchase and pay for all shares of common stock offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters' over-allotment option described below, unless and until they exercise this option.

        The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Electronic Prospectus Delivery

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. Stifel, Nicolaus & Company, Incorporated, as representative for the several underwriters, may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. The representative will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus.

Over-Allotment Option

        We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of          additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

        The underwriters propose to offer shares of our common stock directly to the public at $          per share and to certain dealers at such price less a concession not in excess of $          per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $          per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

        The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$	$	$
Underwriting discounts and commissions

        We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $          .

Lock-Up Agreements

        We, our executive officers and directors have agreed that for a period of 180 days from the date of this prospectus, neither we nor any of our executive officers or directors will, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, as the representative on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Stifel, Nicolaus & Company, Incorporated in its sole discretion may release the securities subject to these lock-up agreements at any time without notice.

        This 180-day restricted period will be automatically extended if: (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Indemnity

        We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act as set forth below:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

  •
  Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

        These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

        In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Other Considerations

        It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a Registration Statement on Form S-1 and does not contain all the information set forth in the registration statement or the exhibits or schedules filed therewith. You should refer to the registration statement and its related exhibits and schedules for further information about us and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified in all respects by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge. We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may request a copy of these filings, at no cost, by writing or calling us at the following address:

First Business Financial Services, Inc.
Attention: Barbara M. Conley
401 Charmany Drive
Madison, WI 53719
(608) 238-8008

        You can also read and copy any materials we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

 DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus certain information that we file with the SEC. This permits us to disclose important information to you by referring to these separately filed documents. The information incorporated by reference is an important part of this prospectus. This historical information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above under the heading "WHERE YOU CAN FIND MORE INFORMATION." The information included elsewhere in this prospectus and the following documents incorporated by reference in this prospectus, except to the extent that any information contained in those documents is deemed "furnished" in accordance with SEC rules, is considered to be part of this prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 9, 2012;

  •
  Our Definitive Proxy Statement on Schedule 14A filed on March 30, 2012, relating to our 2012 Annual Meeting of Stockholders, including the additional proxy soliciting materials filed with the SEC on April 13, 2012;

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012, and September 30, 2012 filed with the SEC on April 27, 2012, July 27, 2012 and October 26, 2012, respectively; and

  •
  Our Current Reports on Form 8-K filed with the SEC on January 31, 2012, March 7, 2012 and May 15, 2012.

        Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is incorporated by reference in this prospectus or in this prospectus itself modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide you with a copy of any information that we incorporate by reference into the Registration Statement on Form S-1 or this prospectus, at no cost, by writing or calling us. Requests for such materials should be directed to:

First Business Financial Services, Inc.
Attention: Barbara M. Conley
401 Charmany Drive
Madison, WI 53719
(608) 238-8008

        Electronic copies of the documents incorporated by reference into the Registration Statement on Form S-1 or this prospectus may also be found on the website that we maintain at www.firstbusiness.com under the "Investor Relations" tab and the subtab "SEC Filings." Neither this website nor the information on this website (aside from those document explicitly incorporated by reference herein above) is included or incorporated in, or is a part of, this prospectus.

 EXPERTS

        The consolidated financial statements of First Business Financial Services, Inc. and subsidiaries as of December 31, 2011 and 2010, and for the years then ended, which are included in our Annual Report on Form 10-K for the year ended December 31, 2011, have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein by inclusion in our Annual Report on Form 10-K for the year ended December 31, 2011, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Barack Ferrazzano Kirschbaum & Nagelberg LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Schiff Hardin LLP.

First Business Financial Services, Inc.

Consolidated Balance Sheets

	(unaudited) September 30, 2012	December 31, 2011
	(In Thousands, Except Share Data)
Assets
Cash and due from banks	$17,494	$16,707
Short-term investments	70,348	113,386

Cash and cash equivalents	87,842	130,093
Securities available-for-sale, at fair value	202,805	170,386
Loans and leases receivable, net of allowance for loan and lease losses of $14,706 and $14,155, respectively	863,486	836,687
Leasehold improvements and equipment, net	965	999
Foreclosed properties	2,187	2,236
Cash surrender value of bank-owned life insurance	18,068	17,660
Investment in Federal Home Loan Bank stock, at cost	1,144	2,367
Accrued interest receivable and other assets	15,638	16,737

Total assets	$1,192,135	$1,177,165

Liabilities and Stockholders' Equity
Deposits	$1,061,258	$1,051,312
Federal Home Loan Bank and other borrowings	39,482	40,292
Junior subordinated notes	10,315	10,315
Accrued interest payable and other liabilities	10,531	11,032

Total liabilities	1,121,586	1,112,951

Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value, 2,500,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 25,000,000 shares authorized, 2,745,750 and 2,714,985 shares issued, 2,656,102 and 2,625,569 shares outstanding at September 30, 2012 and December 31, 2011, respectively	27	27
Additional paid-in capital	26,217	25,843
Retained earnings	43,343	37,501
Accumulated other comprehensive income	2,632	2,491
Treasury stock (89,648 and 89,416 shares at September 30, 2012 and December 31, 2011, respectively), at cost	(1,670)	(1,648)

Total stockholders' equity	70,549	64,214

Total liabilities and stockholders' equity	$1,192,135	$1,177,165

See accompanying Notes to Unaudited Consolidated Financial Statements.

First Business Financial Services, Inc.

Consolidated Statements of Income (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(In Thousands, Except Share Data)
Interest income:
Loans and leases	$13,095	$13,047	$38,859	$39,016
Securities income	890	1,048	2,575	3,272
Short-term investments	47	24	174	76

Total interest income	14,032	14,119	41,608	42,364

Interest expense:
Deposits	3,102	4,107	10,178	13,107
Notes payable and other borrowings	735	628	2,145	1,868
Junior subordinated notes	280	280	835	832

Total interest expense	4,117	5,015	13,158	15,807

Net interest income	9,915	9,104	28,450	26,557
Provision for loan and lease losses	850	435	3,399	3,313

Net interest income after provision for loan and lease losses	9,065	8,669	25,051	23,244

Non-interest income:
Trust and investment services fee income	736	622	2,178	1,918
Service charges on deposits	532	425	1,504	1,215
Loan fees	502	380	1,245	1,079
Increase in cash surrender value of bank-owned life insurance	178	170	524	504
Credit, merchant and debit card fees	50	53	169	163
Other	251	78	383	266

Total non-interest income	2,249	1,728	6,003	5,145

Non-interest expense:
Compensation	4,224	3,840	12,455	11,413
Occupancy	294	351	958	1,050
Professional fees	400	369	1,279	1,141
Data processing	326	311	993	945
Marketing	300	295	845	823
Equipment	141	125	375	344
FDIC insurance	426	571	1,546	1,901
Collateral liquidation costs	264	155	451	574
Net (gain) loss on foreclosed properties	(14)	29	228	158
Other	890	704	2,085	1,799

Total non-interest expense	7,251	6,750	21,215	20,148

Income before income tax expense	4,063	3,647	9,839	8,241
Income tax expense	1,441	1,468	3,442	2,201

Net income	$2,622	$2,179	$6,397	$6,040

Earnings per common share:
Basic	$0.99	$0.83	$2.43	$2.32
Diluted	0.99	0.83	2.43	2.32
Dividends declared per share	0.07	0.07	0.21	0.21

See accompanying Notes to Unaudited Consolidated Financial Statements.

First Business Financial Services, Inc.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(In Thousands)
Net income	$2,622	$2,179	$6,397	$6,040
Other comprehensive income, before tax
Unrealized securities gains (losses) arising during the period	419	(280)	227	893
Income tax (expense) benefit	(160)	103	(86)	(355)

Comprehensive income	$2,881	$2,002	$6,538	$6,578

See accompanying Notes to Unaudited Consolidated Financial Statements.

First Business Financial Services, Inc.

Consolidated Statements of Changes in Stockholders' Equity (Unaudited)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
	(In Thousands, Except Share Data)
Balance at December 31, 2010	$27	$25,253	$29,808	$1,792	$(1,545)	$55,335
Net income	—	—	6,040	—	—	6,040
Other comprehensive income	—	—	—	538	—	538
Share-based compensation—restricted shares	—	439	—	—	—	439
Share-based compensation—tax benefits	—	—	—	—	—	—
Cash dividends ($0.21 per share)	—	—	(547)	—	—	(547)
Treasury stock purchased (3,181 shares)	—	—	—	—	(55)	(55)

Balance at September 30, 2011	$27	$25,692	$35,301	$2,330	$(1,600)	$61,750

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
	(In Thousands, Except Share Data)
Balance at December 31, 2011	$27	$25,843	$37,501	$2,491	$(1,648)	$64,214
Net income	—	—	6,397	—	—	6,397
Other comprehensive income	—	—	—	141	—	141
Share-based compensation—restricted shares	—	403	—	—	—	403
Share-based compensation—tax benefits	—	48	—	—	—	48
Cash dividends ($0.21 per share)	—	—	(555)	—	—	(555)
Treasury stock purchased (4,390 shares)	—	—	—	—	(99)	(99)
Treasury stock re-issued (4,158 shares)	—	(77)	—	—	77	—

Balance at September 30, 2012	$27	$26,217	$43,343	$2,632	$(1,670)	$70,549

See accompanying Notes to Unaudited Consolidated Financial Statements.

First Business Financial Services, Inc.

Consolidated Statements of Cash Flows (Unaudited)

	For the Nine Months Ended September 30,
	2012	2011
	(In Thousands)
Operating activities
Net income	$6,397	$6,040
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes, net	(257)	1,124
Provision for loan and lease losses	3,399	3,313
Depreciation, amortization and accretion, net	2,315	1,638
Share-based compensation	403	439
Increase in cash surrender value of bank-owned life insurance	(524)	(504)
Origination of loans for sale	(1,548)	(1,283)
Sale of loans originated for sale	1,695	1,288
Gain on sale of loans originated for sale	(147)	(5)
Net loss on foreclosed properties	228	158
Excess tax benefit from share-based compensation	(48)	(2)
Decrease in accrued interest receivable and other assets	793	1,306
Decrease in accrued interest payable and other liabilities	(323)	(696)

Net cash provided by operating activities	12,383	12,816

Investing activities
Proceeds from maturities of available-for-sale securities	41,497	31,299
Purchases of available-for-sale securities	(75,742)	(46,711)
Proceeds from sale of foreclosed properties	1,486	1,766
Payments to priority lien holders of foreclosed properties	(268)	—
Net (increase) decrease in loans and leases	(31,595)	8,741
Investment in Aldine Capital Fund, L.P.	—	(210)
Distributions from Aldine Capital Fund, L.P.	557	—
Proceeds from sale of FHLB Stock	1,223	—
Purchases of leasehold improvements and equipment, net	(441)	(274)
Premium payment on bank owned life insurance policies	—	(8)
Proceeds from surrender of bank owned life insurance policies	116	—

Net cash used in investing activities	(63,167)	(5,397)

Financing activities
Net increase in deposits	9,946	24,830
Repayment of FHLB advances	(10)	(2,009)
Net decrease in short-term borrowed funds	(800)	—
Proceeds from issuance of subordinated notes payable	6,215	—
Repayment of subordinated notes payable	(6,215)	—
Excess tax benefit from share-based compensation	48	2
Cash dividends paid	(552)	(545)
Purchase of treasury stock	(99)	(55)

Net cash provided by financing activities	8,533	22,223

Net (decrease) increase in cash and cash equivalents	(42,251)	29,642
Cash and cash equivalents at the beginning of the period	130,093	50,819

Cash and cash equivalents at the end of the period	$87,842	$80,461

Supplementary cash flow information
Interest paid on deposits and borrowings	$13,149	$16,137
Income taxes paid	3,874	2,950
Transfer to foreclosed properties	1,397	2,218
Reissuance of treasury stock	77	—

See accompanying Notes to Unaudited Consolidated Financial Statements.

Notes to Unaudited Consolidated Financial Statements

Note 1—Nature of Operations and Summary of Significant Accounting Policies

        Nature of Operations.    First Business Financial Services, Inc. (together with all of its subsidiaries, collectively referred to as "FBFS" or the "Corporation") is a registered bank holding company incorporated under the laws of the State of Wisconsin and is engaged in the commercial banking business through its wholly owned subsidiaries First Business Bank ("FBB") and First Business Bank—Milwaukee ("FBB—Milwaukee"). FBB and FBB—Milwaukee are sometimes referred to together as the "Banks." FBB operates as a commercial banking institution in Dane County and the surrounding areas with loan production offices in Oshkosh, Appleton, and Green Bay, Wisconsin. FBB also offers trust and investment services through First Business Trust & Investments, a division of FBB. FBB—Milwaukee operates as a commercial banking institution in Waukesha County and the surrounding areas. The Banks provide a full range of financial services to businesses, business owners, executives, professionals and high net worth individuals. The Banks are subject to competition from other financial institutions and service providers and are also subject to state and federal regulations. FBB has the following subsidiaries: First Business Capital Corp., First Madison Investment Corp., First Business Equipment Finance, LLC and FBB Real Estate, LLC. First Madison Investment Corp. is located in and was formed under the laws of the state of Nevada. FBB—Milwaukee has one subsidiary, FBB—Milwaukee Real Estate, LLC.

        Principles of Consolidation.    The unaudited consolidated financial statements include the accounts and results of the Corporation. In accordance with the provisions of Accounting Standards Codification (ASC) Topic 810, the Corporation's ownership interest in FBFS Statutory Trust II ("Trust II") has not been consolidated into the financial statements. All significant intercompany balances and transactions were eliminated in consolidation.

        Basis of Presentation.    The accompanying unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The Corporation has not changed its significant accounting and reporting policies from those disclosed in the Corporation's Form 10-K for the year ended December 31, 2011 except as described further below in this Note 1.

        In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the unaudited consolidated financial statements were included in the unaudited consolidated financial statements. The results of operations for the three and nine month periods ended September 30, 2012 are not necessarily indicative of results that may be expected for any other interim period or the entire fiscal year ending December 31, 2012. Certain amounts in prior periods may have been reclassified to conform to the current presentation. Subsequent events were evaluated through the issuance of the unaudited consolidated financial statements.

Note 2—Earnings Per Common Share

        Earnings per common share are computed using the two-class method. Basic earnings per common share are computed by dividing net income allocated to common shares by the weighted average number of shares outstanding during the applicable period, excluding outstanding participating securities. Participating securities include unvested restricted shares. Unvested restricted shares are considered participating securities because holders of these securities receive non-forfeitable dividends at the same rate as holders of the Corporation's common stock. Diluted earnings per share are computed by dividing net income allocated to common shares adjusted for reallocation of undistributed earnings of unvested restricted shares by the weighted average number of shares determined for the

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 2—Earnings Per Common Share (Continued)

basic earnings per common share computation plus the dilutive effect of common stock equivalents using the treasury stock method.

        For the three month periods ended September 30, 2012 and 2011, average anti-dilutive employee share-based awards totaled 54,000 and 146,979, respectively. For the nine month periods ended September 30, 2012 and 2011, average anti-dilutive employee share-based awards totaled 120,502 and 145,526, respectively.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(Dollars in Thousands, Except Share Data)
Basic earnings per common share
Net income	$2,622	$2,179	$6,397	$6,040
Less: earnings allocated to participating securities	101	83	239	230

Basic earnings allocated to common shareholders	$2,521	$2,096	$6,158	$5,810

Weighted-average common shares outstanding, excluding participating securities	2,539,507	2,511,767	2,533,436	2,502,991
Basic earnings per common share	$0.99	$0.83	$2.43	$2.32
Diluted earnings per common share
Earnings allocated to common shareholders	$2,521	$2,096	$6,158	$5,810
Reallocation of undistributed earnings	—	(1)	—	—

Diluted earnings allocated to common shareholders	$2,521	$2,095	$6,158	$5,810

Weighted-average common shares outstanding, excluding participating securities	2,539,507	2,511,767	2,533,436	2,502,991
Dilutive effect of share-based awards	4,978	50	1,752	—

Weighted-average diluted common shares outstanding, excluding participating securities	2,544,485	2,511,817	2,535,188	2,502,991

Diluted earnings per common share	$0.99	$0.83	$2.43	$2.32

Note 3—Share-Based Compensation

        The Corporation adopted the 2012 Equity Incentive Plan (the "Plan") during the quarter ended June 30, 2012. The Plan is administered by the Compensation Committee of the Board of Directors of FBFS and provides for the grant of equity ownership opportunities through incentive stock options and nonqualified stock options ("Stock Options"), restricted stock, restricted stock units, dividend equivalent unit, and any other type of award permitted by the Plan. Shares previously available for grant under the 2006 Equity Incentive Plan (the "2006 Plan") were transferred to the 2012 Equity Incentive Plan. As of September 30, 2012, 214,634 shares were available for future grants under the Plan. Shares covered by awards that expire, terminate or lapse will again be available for the grant of awards under the Plan. The Corporation may issue new shares and shares from treasury for shares delivered under the Plan. The 2006 Plan was terminated on May 14, 2012.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 3—Share-Based Compensation (Continued)

Stock Options

        The Corporation may grant Stock Options to senior executives and other employees under the Plan. Stock Options generally have an exercise price that is equal to the fair value of the common shares on the date the option is awarded. Stock Options granted under the plans are subject to graded vesting, generally ranging from 4 years to 8 years, and have a contractual term of 10 years. For any new awards issued, compensation expense is recognized over the requisite service period for the entire award on a straight-line basis. No Stock Options were granted since the Corporation became a reporting company under the Securities Exchange Act of 1934 and no Stock Options were modified, repurchased or cancelled. Therefore, no stock-based compensation related to Stock Options was recognized in the consolidated financial statements for the three and nine months ended September 30, 2012 and 2011. As of September 30, 2012, all Stock Options granted and not previously forfeited have vested.

        Stock Option activity for the year ended December 31, 2011 and nine months ended September 30, 2012 was as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2010	138,766	$22.09	2.75
Granted	—	—
Exercised	—	—
Expired	(13,732)	19.00
Forfeited	—	—

Outstanding at December 31, 2011	125,034	$22.43	1.75

Exercisable at December 31, 2011	125,034	$22.43	1.75

Outstanding as of December 31, 2011	125,034	$22.43	1.75
Granted	—	—
Exercised	—	—
Expired	—	—
Forfeited	—	—

Outstanding at September 30, 2012	125,034	$22.43	1.00

Exercisable at September 30, 2012	125,034	$22.43	1.00

Restricted Stock

        Under the Plan, the Corporation may grant restricted shares to plan participants, subject to forfeiture upon the occurrence of certain events until the dates specified in the participant's award agreement. While the restricted shares are subject to forfeiture, the participant may exercise full voting rights and will receive all dividends and other distributions paid with respect to the restricted shares. The restricted shares granted under the Plan are subject to graded vesting. Compensation expense is recognized over the requisite service period of four years for the entire award on a straight-line basis.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 3—Share-Based Compensation (Continued)

Upon vesting of restricted share awards, the benefit of tax deductions in excess of recognized compensation expense is recognized as a financing cash flow activity.

        Restricted share activity for the year ended December 31, 2011 and the nine months ended September 30, 2012 was as follows:

	Number of Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested balance as of December 31, 2010	101,182	$14.93
Granted	34,625	17.05
Vested	(39,939)	16.24
Forfeited	—	—

Nonvested balance as of December 31, 2011	95,868	15.15
Granted	34,923	23.02
Vested	(19,221)	16.10
Forfeited	—	—

Nonvested balance as of September 30, 2012	111,570	$17.45

        As of September 30, 2012, $1.7 million of deferred compensation expense was included in additional paid-in capital in the consolidated balance sheet related to unvested restricted shares which the Corporation expects to recognize over approximately 3 years. As of September 30, 2012, all restricted shares that vested were delivered. For the nine months ended September 30, 2012 and 2011, share-based compensation expense included in the consolidated statements of income totaled $403,000 and $439,000, respectively.

Note 4—Securities

        The amortized cost and estimated fair value of securities available-for-sale were as follows:

	As of September 30, 2012
	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Estimated fair value
	(In Thousands)
U.S. Government agency obligations—government-sponsored enterprises	$16,177	$61	$(1)	$16,237
Municipal obligations	9,954	133	(31)	10,056
Collateralized mortgage obligations—government issued	159,846	4,114	(74)	163,886
Collateralized mortgage obligations—government-sponsored enterprises	12,563	74	(11)	12,626

	$198,540	$4,382	$(117)	$202,805

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 4—Securities (Continued)

	As of December 31, 2011
	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Estimated fair value
	(In Thousands)
Municipal obligations	$2,736	$95	$—	$2,831
Collateralized mortgage obligations—government issued	161,443	4,022	(64)	165,401
Collateralized mortgage obligations—government-sponsored enterprises	2,169	—	(15)	2,154

	$166,348	$4,117	$(79)	$170,386

        U.S. Government agency obligations—government-sponsored enterprises represent securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA"). Collateralized mortgage obligations—government issued represent securities guaranteed by the Government National Mortgage Association ("GNMA"). Collateralized mortgage obligations—government-sponsored enterprises include securities guaranteed by FHLMC and the FNMA. Municipal obligations include securities issued by various municipalities located primarily within the State of Wisconsin and are tax-exempt general obligation bonds. There were no sales of securities available for sale in the three and nine month periods ended September 30, 2012 and 2011.

        The amortized cost and estimated fair value of securities available-for-sale by contractual maturity at September 30, 2012 are shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In Thousands)
Due in one year or less	$83	$83
Due in one year through five years	13,131	13,180
Due in five through ten years	16,474	16,764
Due in over ten years	168,852	172,778

	$198,540	$202,805

        The table below shows the Corporation's gross unrealized losses and fair value of investments, aggregated by investment category and length of time that individual investments were in a continuous unrealized loss position at September 30, 2012 and December 31, 2011. At September 30, 2012 and December 31, 2011, the Corporation had 32 securities and 9 securities that were in an unrealized loss position, respectively. Such securities have not experienced credit rating downgrades; however, they have primarily declined in value due to the current interest rate environment. At September 30, 2012, the Corporation held no securities that had been in a continuous loss position for twelve months or greater.

        The Corporation also has not specifically identified securities in a loss position that it intends to sell in the near term and does not believe that it will be required to sell any such securities. It is expected that the Corporation will recover the entire amortized cost basis of each security based upon an evaluation of the present value of the expected future cash flows. Accordingly, no other than

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 4—Securities (Continued)

temporary impairment was recorded in the consolidated results of operations for the nine months ended September 30, 2012 and 2011.

        A summary of unrealized loss information for available-for-sale securities, categorized by security type follows:

	As of September 30, 2012
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In Thousands)
U.S. Government agency obligations—government-sponsored enterprises	$1,499	$1	$—	$—	$1,499	$1
Municipal obligations	3,601	31	—	—	3,601	31
Collateralized mortgage obligations—government issued	15,717	74	—	—	15,717	74
Collateralized mortgage obligations—government-sponsored enterprises	3,652	11	—	—	3,652	11

	$24,469	$117	$—	$—	$24,469	$117

	As of December 31, 2011
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In Thousands)
Collateralized mortgage obligations—government issued	$16,336	$64	$—	$—	$16,336	$64
Collateralized mortgage obligations—government-sponsored enterprises	2,076	15	—	—	2,076	15

	$18,412	$79	$—	$—	$18,412	$79

        At September 30, 2012 and December 31, 2011, securities with a fair value of $22.9 million and $19.6 million, respectively, were pledged to secure interest rate swap contracts, outstanding Federal Home Loan Bank ("FHLB") advances and client letters of credit. Securities pledged also provide for future availability for additional advances from the FHLB.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses

        Loan and lease receivables consist of the following:

	September 30, 2012	December 31, 2011
	(In Thousands)
Commercial real estate
Commercial real estate—owner occupied	$153,534	$150,528
Commercial real estate—non-owner occupied	295,852	304,597
Construction and land development	50,158	38,124
Multi-family	57,565	43,905
1-4 family	33,602	43,513

Total commercial real estate	590,711	580,667

Commercial and industrial	255,202	237,099

Direct financing leases, net	16,462	17,128

Consumer and other
Home equity and second mortgages	4,670	4,970
Other	11,789	11,682

Total consumer and other	16,459	16,652

Total gross loans and leases receivable	878,834	851,546
Less:
Allowance for loan and lease losses	14,706	14,155
Deferred loan fees	642	704

Loans and leases receivable, net	$863,486	$836,687

        The total principal amount of loans transferred to third parties, which consisted solely of participation interests in originated loans, during the three months ended September 30, 2012 and 2011 was $20.1 million and $10.9 million, respectively. For the nine months ended September 30, 2012 and 2011, $54.8 million and $21.0 million of loans were transferred to third parties, respectively. Each of the transfers of these financial assets met the qualifications for sale accounting and therefore $20.1 million and $54.8 million for the three and nine months ended September 30, 2012 and $10.9 million and $21.0 million for the three and nine months ended September 30, 2011 have been derecognized in the unaudited consolidated financial statements. The Corporation has a continuing involvement in each of the agreements by way of relationship management and servicing the loans; however, there are no further obligations required of the Corporation in the event of default, other than standard representations and warranties related to sold amounts. The loans were transferred at their fair value and no gain or loss was recognized upon the transfer as the participation interest was transferred at or near the date of loan origination. There were no other significant purchases or sales of loan and lease receivables or transfers to loans held for sale during the three and nine months ended September 30, 2012 and 2011.

        The total amount of outstanding loans transferred to third parties as loan participations sold at September 30, 2012 and December 31, 2011 was $44.7 million and $49.2 million, respectively, all of which were treated as a sale and derecognized under the applicable accounting guidance in effect at the time of the transfers of the financial assets. The Corporation's continuing involvement with these

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

loans is by way of partial ownership, relationship management and all servicing responsibilities. As of September 30, 2012 and December 31, 2011, the total amount of the Corporation's partial ownership of loans on the Corporation's balance sheet was $63.9 million and $74.6 million, respectively. As of September 30, 2012 and December 31, 2011, $3.3 million and $3.4 million of the loans in this participation sold portfolio were considered impaired, respectively. Since December 2010, the Corporation recognized a total $2.7 million charge-off associated with specific credits within the retained portion of this portfolio of loans in accordance with the Corporation's allowance for loan and lease loss measurement process and policies. The Corporation does not share in the participant's portion of the charge-offs. The total amount of loan participations purchased on the Corporation's balance sheet as of September 30, 2012 and December 31, 2011 was $678,000 and $689,000, respectively.

        The following information illustrates ending balances of the Corporation's loan and lease portfolio, including impaired loans by class of receivable, and considering certain credit quality indicators as of September 30, 2012 and December 31, 2011:

	Category
As of September 30, 2012	I	II	III	IV	Total
	(Dollars in Thousands)
Commercial real estate:
Commercial real estate—owner occupied	$128,661	$6,778	$17,166	$929	$153,534
Commercial real estate—non-owner occupied	228,493	40,038	26,490	831	295,852
Construction and land development	33,845	1,485	9,089	5,739	50,158
Multi-family	49,875	6,848	793	49	57,565
1-4 family	18,331	4,510	8,074	2,687	33,602

Total commercial real estate	459,205	59,659	61,612	10,235	590,711

Commercial and industrial	231,407	7,866	14,336	1,593	255,202

Direct financing leases, net	11,933	2,862	1,667	—	16,462

Consumer and other:
Home equity and second mortgages	3,531	167	181	791	4,670
Other	10,665	—	—	1,124	11,789

Total consumer and other	14,196	167	181	1,915	16,459

Total gross loans and leases receivable	$716,741	$70,554	$77,796	$13,743	$878,834

Category as a % of total portfolio	81.56%	8.03%	8.85%	1.56%	100.00%

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

	Category
As of December 31, 2011	I	II	III	IV	Total
	(Dollars in Thousands)
Commercial real estate:
Commercial real estate—owner occupied	$117,065	$16,488	$14,004	$2,971	$150,528
Commercial real estate—non-owner occupied	236,868	34,823	30,657	2,249	304,597
Construction and land development	20,660	5,367	4,867	7,230	38,124
Multi-family	34,162	6,930	804	2,009	43,905
1-4 family	23,266	11,637	4,993	3,617	43,513

Total commercial real estate	432,021	75,245	55,325	18,076	580,667

Commercial and industrial	198,018	25,070	12,453	1,558	237,099

Direct financing leases, net	11,398	5,026	686	18	17,128

Consumer and other:
Home equity and second mortgages	3,524	188	256	1,002	4,970
Other	10,459	—	—	1,223	11,682

Total consumer and other	13,983	188	256	2,225	16,652

Total gross loans and leases receivable	$655,420	$105,529	$68,720	$21,877	$851,546

Category as a % of total portfolio	76.97%	12.39%	8.07%	2.57%	100.00%

        Credit underwriting through a committee process is a key component of the Corporation's operating philosophy. Business development officers have relatively low individual lending authority limits, and thus a significant portion of the Corporation's new credit extensions require approval from a loan approval committee regardless of the type of loan or lease, asset quality grade of the credit, amount of the credit, or the related complexities of each proposal. In addition, the Corporation makes every effort to ensure that there is appropriate collateral at the time of origination to protect the Corporation's interest in the related loan or lease.

        Each credit is evaluated for proper risk rating upon origination, at the time of each subsequent renewal, upon receipt and evaluation of updated financial information from our borrowers, or as other circumstances dictate. The Corporation uses a nine grade risk rating system to monitor the ongoing credit quality of its loans and leases. The risk rating grades follow a consistent definition, but are then applied to specific loan types based on the nature of the loan. Each risk rating is subjective and, depending on the size and nature of the credit, subject to various levels of review and concurrence on the stated risk rating. The Corporation groups loans into four loan and related risk categories which determine the level and nature of review by management.

        Category I—Loans and leases in this category are performing in accordance with the terms of the contract and generally exhibit no immediate concerns regarding the security and viability of the underlying collateral, financial stability of the borrower, integrity or strength of the borrower's management team or the industry in which the borrower operates. Loans and leases in this category are not subject to additional monitoring procedures above and beyond what is required at the origination or renewal of the loan or lease. The Corporation monitors Category I loans and leases through payment performance, continued maintenance of our personal relationships with such borrowers and continued review of such borrowers' compliance with the terms of the agreement.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

        Category II—Loans and leases in this category are beginning to show signs of deterioration in one or more of the Corporation's core underwriting criteria such as financial stability, management strength, industry trends and collateral values. Management will place credits in this category to allow for proactive monitoring and resolution with the borrower to possibly mitigate the area of concern and prevent further deterioration or risk of loss to the Corporation. Category II loans are considered performing but are monitored frequently by the assigned business development officer and by a subcommittee of the Banks' loan committees.

        Category III—Loans and leases in this category are identified by the Corporation's business development officers and senior management as warranting special attention. However, the balance in this category is not intended to represent the amount of adversely classified assets held by the Banks. Category III loans and leases generally exhibit undesirable characteristics such as evidence of adverse financial trends and conditions, managerial problems, deteriorating economic conditions within the related industry, or evidence of adverse public filings and may exhibit collateral shortfall positions. Management continues to believe that it will collect all required principal and interest in accordance with the original terms of the contract, and therefore Category III loans are considered performing with no specific reserves established for this category. Category III loans are monitored on a monthly basis by management, loan committees of the Banks, and the Banks' Boards of Directors.

        Category IV—Loans and leases in this category are considered to be impaired. Impaired loans and leases have been placed on non-accrual as management has determined that it is unlikely that the Banks will receive the required principal and interest in accordance with the contractual terms of the agreement. Impaired loans are individually evaluated to assess the need for the establishment of specific reserves or charge-offs. When analyzing the adequacy of collateral, the Corporation obtains external appraisals at least annually for impaired loans and leases. External appraisals are obtained from the Corporation's approved appraiser listing and are independently reviewed to monitor the quality of such appraisals. To the extent a collateral shortfall position is present, a specific reserve or charge-off will be recorded to reflect the magnitude of the impairment. Loans and leases in this category are monitored on a monthly basis by management, loan committees of the Banks, and the Banks' Boards of Directors.

        Utilizing regulatory terminology, the Corporation identified $24.0 million and $3.9 million of loans and leases as Substandard and Special Mention, respectively, as of September 30, 2012. As of December 31, 2011, $42.6 million of loans were considered Substandard and no loans were considered Special Mention. No loans and leases were identified as Doubtful, or Loss at September 30, 2012 and December 31, 2011. The population of Special Mention and Substandard loans are a subset of Category III and Category IV loans.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

        The delinquency aging of the loan and lease portfolio by class of receivable as of September 30, 2012 and December 31, 2011 were as follows:

As of September 30, 2012	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans
	(Dollars in Thousands)
Accruing loans and leases
Commercial real estate:
Owner occupied	$—	$—	$—	$—	$152,605	$152,605
Non-owner occupied	—	—	—	—	295,388	295,388
Construction and land development	4,025	—	—	4,025	40,924	44,949
Multi-family	—	—	—	—	57,516	57,516
1-4 family	—	—	—	—	30,915	30,915
Commercial & industrial	42	—	—	42	253,567	253,609
Direct financing leases, net	—	—	—	—	16,462	16,462
Consumer and other:
Home equity and second mortgages	—	—	—	—	3,879	3,879
Other	—	—	—	—	10,665	10,665

Total	4,067	—	—	4,067	861,921	865,988

Non-accruing loans and leases
Commercial real estate:
Owner occupied	$—	$—	$117	$117	$812	$929
Non-owner occupied	—	—	464	464	—	464
Construction and land development	—	—	538	538	4,671	5,209
Multi-family	—	—	—	—	49	49
1-4 family	75	—	618	693	1,994	2,687
Commercial & industrial	—	—	208	208	1,385	1,593
Direct financing leases, net	—	—	—	—	—	—
Consumer and other:
Home equity and second mortgages	—	—	128	128	663	791
Other	—	—	1,124	1,124	—	1,124

Total	75	—	3,197	3,272	9,574	12,846

Total loans and leases
Commercial real estate:
Owner occupied	$—	$—	$117	$117	$153,417	$153,534
Non-owner occupied	—	—	464	464	295,388	295,852
Construction and land development	4,025	—	538	4,563	45,595	50,158
Multi-family	—	—	—	—	57,565	57,565
1-4 family	75	—	618	693	32,909	33,602
Commercial & industrial	42	—	208	250	254,952	255,202
Direct financing leases, net	—	—	—	—	16,462	16,462
Consumer and other:
Home equity and second mortgages	—	—	128	128	4,542	4,670
Other	—	—	1,124	1,124	10,665	11,789

Total	$4,142	$—	$3,197	$7,339	$871,495	$878,834

Percent of portfolio	0.47%	—%	0.37%	0.84%	99.16%	100.00%

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

As of December 31, 2011	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans
	(Dollars in Thousands)
Accruing loans and leases
Commercial real estate:
Owner occupied	$106	$—	$—	$106	$147,450	$147,556
Non-owner occupied	—	131	—	131	302,217	302,348
Construction and land development	3,942	—	—	3,942	26,953	30,895
Multi-family	—	—	—	—	41,896	41,896
1-4 family	—	—	—	—	40,007	40,007
Commercial & industrial	25	—	—	25	235,516	235,541
Direct financing leases, net	—	—	—	—	17,110	17,110
Consumer and other:
Home equity and second mortgages	—	—	—	—	3,968	3,968
Other	—	—	—	—	10,459	10,459

Total	4,073	131	—	4,204	825,576	829,780

Non-accruing loans and leases
Commercial real estate:
Owner occupied	$—	$—	$2,011	$2,011	$961	$2,972
Non-owner occupied	—	155	1,625	1,780	469	2,249
Construction and land development	114	515	704	1,333	5,896	7,229
Multi-family	—	—	2,009	2,009	—	2,009
1-4 family	404	224	495	1,123	2,383	3,506
Commercial & industrial	21	—	298	319	1,239	1,558
Direct financing leases, net	—	—	—	—	18	18
Consumer and other:
Home equity and second mortgages	—	40	315	355	647	1,002
Other	—	—	1,222	1,222	1	1,223

Total	539	934	8,679	10,152	11,614	21,766

Total loans and leases
Commercial real estate:
Owner occupied	$106	$—	$2,011	$2,117	$148,411	$150,528
Non-owner occupied	—	286	1,625	1,911	302,686	304,597
Construction and land development	4,056	515	704	5,275	32,849	38,124
Multi-family	—	—	2,009	2,009	41,896	43,905
1-4 family	404	224	495	1,123	42,390	43,513
Commercial & industrial	46	—	298	344	236,755	237,099
Direct financing leases, net	—	—	—	—	17,128	17,128
Consumer and other:
Home equity and second mortgages	—	40	315	355	4,615	4,970
Other	—	—	1,222	1,222	10,460	11,682

Total	$4,612	$1,065	$8,679	$14,356	$837,190	$851,546

Percent of portfolio	0.54%	0.12%	1.02%	1.68%	98.32%	100.00%

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

        The Corporation's non-accrual loans and leases consisted of the following at September 30, 2012 and December 31, 2011, respectively.

	September 30, 2012	December 31, 2011
	(Dollars in Thousands)
Non-accrual loans and leases
Commercial real estate:
Commercial real estate—owner occupied	$929	$2,972
Commercial real estate—non-owner occupied	464	2,249
Construction and land development	5,209	7,229
Multi-family	49	2,009
1-4 family	2,687	3,506

Total non-accrual commercial real estate	9,338	17,965

Commercial and industrial	1,593	1,558

Direct financing leases, net	—	18

Consumer and other:
Home equity and second mortgage	791	1,002
Other	1,124	1,223

Total non-accrual consumer and other loans	1,915	2,225

Total non-accrual loans and leases	12,846	21,766
Foreclosed properties, net	2,187	2,236

Total non-performing assets	$15,033	$24,002

Performing troubled debt restructurings	$897	$111

	September 30, 2012	December 31, 2011
Total non-accrual loans and leases to gross loans and leases	1.46%	2.56%
Total non-performing assets to total gross loans and leases plus foreclosed properties, net	1.71	2.81
Total non-performing assets to total assets	1.26	2.04
Allowance for loan and lease losses to gross loans and leases	1.67	1.66
Allowance for loan and lease losses to non-accrual loans and leases	114.48	65.03

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

        As of September 30, 2012 and December 31, 2011, $10.8 million and $13.3 million of the impaired loans were considered troubled debt restructurings, respectively. As of September 30, 2012, there were no unfunded commitments associated with troubled debt restructured loans and leases.

	As of September 30, 2012			As of December 31, 2011
	Number of Loans	Pre- Modification Recorded Investment	Post- Modification Recorded Investment	Number of Loans	Pre- Modification Recorded Investment	Post- Modification Recorded Investment
	(Dollars in Thousands)
Troubled debt restructurings:
Commercial real estate
Commercial real estate—owner occupied	4	$338	$277	5	$380	$352
Commercial real estate—non-owner occupied	6	972	831	6	971	902
Construction and land development	3	8,044	4,983	4	8,457	5,692
Multi-family	1	184	49	—	—	—
1-4 family	14	2,951	2,613	15	3,152	3,031
Commercial and industrial	7	2,250	1,048	9	2,394	1,393
Direct financing leases, net	—	—	—	1	32	18
Consumer and other:
Home equity and second mortgage	8	865	770	8	865	813
Other	1	2,076	1,124	1	2,076	1,222

Total	44	$17,680	$11,695	49	$18,327	$13,423

        All loans and leases modified as a troubled debt restructuring are evaluated for impairment. The nature and extent of the impairment of restructured loans, including those which have experienced a default, is considered in the determination of an appropriate level of the allowance for loan and lease losses.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

        As of September 30, 2012 and December 31, 2011, our troubled debt restructurings grouped by type of concession were as follows:

	As of September 30, 2012		As of December 31, 2011
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
	(Dollars in Thousands)
Commercial real estate
Extension of term	2	$123	2	$127
Combination of extension and interest rate concession	26	8,630	28	9,850
Commercial and industrial
Extension of term	3	295	5	406
Combination of extension and interest rate concession	4	753	4	987
Consumer and other
Extension of term	2	1,211	5	1,603
Combination of extension and interest rate concession	7	683	4	432
Direct financing leases, net
Extension of term	—	—	1	18

Total	44	$11,695	49	$13,423

        The following table provides the number of loans and leases modified in a troubled debt restructuring during the previous 12 months which subsequently defaulted during the nine months ended September 30, 2012, as well as the recorded investment in these restructured loans as of September 30, 2012.

	Nine Months Ended September 30, 2012
	Number of Loans	Recorded Investment
	(Dollars in Thousands)
Commercial real estate:
Construction and land development	1	$110
1-4 family	1	223
Commercial and industrial	1	18
Consumer and other:
Home equity and second mortgage	1	20

Total	4	$371

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

        The following represents additional information regarding the Corporation's impaired loans and leases by class:

	Impaired Loans and Leases
	As of and for the Nine Months Ended September 30, 2012
	Recorded investment	Unpaid principal balance	Impairment reserve	Average recorded investment(1)	Foregone interest income	Interest income recognized	Net foregone interest income
	(In Thousands)
With no impairment reserve recorded:
Commercial real estate:
Owner occupied	$929	$929	$—	$1,710	$124	$2	$122
Non-owner occupied	676	676	—	1,433	174	207	(33)
Construction and land development	5,209	8,786	—	6,089	190	24	166
Multi-family	49	416	—	403	58	60	(2)
1-4 family	1,813	1,915	—	2,043	113	—	113
Commercial and industrial	862	1,031	—	1,440	80	25	55
Direct financing leases, net	—	—	—	5	—	1	(1)
Consumer and other:
Home equity and second mortgages	668	668	—	782	44	1	43
Other	1,124	1,612	—	1,164	85	1	84

Total	11,330	16,033	—	15,069	868	321	547

With impairment reserve recorded:
Commercial real estate:
Owner occupied	$—	$—	$—	$—	$—	$—	$—
Non-owner occupied	155	155	155	155	2	—	2
Construction and land development	530	530	190	541	15	—	15
Multi-family	—	—	—	—	—	—	—
1-4 family	874	875	322	892	38	—	38
Commercial and industrial	731	3,361	205	1,856	170	—	170
Direct financing leases, net	—	—	—	—	—	—	—
Consumer and other:
Home equity and second mortgages	123	123	94	140	7	—	7
Other	—	—	—	—	—	—	—

Total	2,413	5,044	966	3,584	232	—	232

Total:
Commercial real estate:
Owner occupied	$929	$929	$—	$1,710	$124	$2	$122
Non-owner occupied	831	831	155	1,588	176	207	(31)
Construction and land development	5,739	9,316	190	6,630	205	24	181
Multi-family	49	416	—	403	58	60	(2)
1-4 family	2,687	2,790	322	2,935	151	—	151
Commercial and industrial	1,593	4,392	205	3,296	250	25	225
Direct financing leases, net	—	—	—	5	—	1	(1)
Consumer and other:
Home equity and second mortgages	791	791	94	922	51	1	50
Other	1,124	1,612	—	1,164	85	1	84

Grand total	$13,743	$21,077	$966	$18,653	$1,100	$321	$779

(1)
Average recorded investment is calculated primarily using daily average balances.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

	Impaired Loans and Leases
	As of and for the Year Ended December 31, 2011
	Recorded investment	Unpaid principal balance	Impairment reserve	Average recorded investment(1)	Foregone interest income	Interest income recognized	Net Foregone Interest Income
	(In Thousands)
With no impairment reserve recorded:
Commercial real estate:
Owner occupied	$2,455	$3,669	$—	$5,177	$450	$200	$250
Non-owner occupied	2,249	4,081	—	5,261	424	—	424
Construction and land development	6,383	9,927	—	7,974	350	48	302
Multi-family	2,009	2,246	—	3,075	362	—	362
1-4 family	2,628	3,016	—	3,160	277	108	169
Commercial and industrial	1,139	1,320	—	3,820	384	424	(40)
Direct financing leases, net	—	—	—	—	—	—	—
Consumer and other:
Home equity and second mortgages	803	827	—	884	62	1	61
Other	1,222	1,682	—	1,691	138	6	132

Total	18,888	26,768	—	31,042	2,447	787	1,660

With impairment reserve recorded:
Commercial real estate:
Owner occupied	$517	$517	$13	$358	$81	$—	$81
Non-owner occupied	—	—	—	—	—	—	—
Construction and land development	846	846	130	483	48	—	48
Multi-family	—	—	34	287	—	—	—
1-4 family	989	989	337	1,017	61	—	61
Commercial and industrial	419	419	276	384	24	—	24
Direct financing leases, net	18	18	18	13	1	—	1
Consumer and other:
Home equity and second mortgages	199	199	79	208	20	—	20
Other	1	1	1	1	—	—	—

Total	2,989	2,989	888	2,751	235	—	235

Total:
Commercial real estate:
Owner occupied	$2,972	$4,186	$13	$5,535	$531	$200	$331
Non-owner occupied	2,249	4,081	—	5,261	424	—	424
Construction and land development	7,229	10,773	130	8,457	398	48	350
Multi-family	2,009	2,246	34	3,362	362	—	362
1-4 family	3,617	4,005	337	4,177	338	108	230
Commercial and industrial	1,558	1,739	276	4,204	408	424	(16)
Direct financing leases, net	18	18	18	13	1	—	1
Consumer and other:
Home equity and second mortgages	1,002	1,026	79	1,092	82	1	81
Other	1,223	1,683	1	1,692	138	6	132

Grand total	$21,877	$29,757	$888	$33,793	$2,682	$787	$1,895

(1)
Average recorded investment is calculated primarily using daily average balances.

        The difference between the loans and leases recorded investment and the unpaid principal balance of $7.3 million and $7.9 million as of September 30, 2012 and December 31, 2011 represents partial charge-offs resulting from confirmed losses due to the value of the collateral securing the loans and

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

leases being below the carrying values of the loans and leases. Impaired loans and leases also included $897,000 and $111,000 of loans that were performing troubled debt restructurings, and thus, while not on non-accrual, were reported as impaired, due to the concession in terms. When a loan is placed on non-accrual, interest accruals are discontinued and previously accrued but uncollected interest is deducted from interest income. Cash payments collected on non-accrual loans are first applied to principal. Foregone interest represents the interest that was contractually due on the note but not received or recorded. To the extent the amount of principal on a non-accrual note is fully collected and additional cash is received, the Corporation will recognize interest income.

        To determine the level and composition of the allowance for loan and lease losses, the Corporation breaks out the portfolio by segments and risk ratings. First, the Corporation evaluates loans and leases for potential impairment classification. The Corporation analyzes each loan and lease determined to be impaired on an individual basis to determine a specific reserve based upon the estimated value of the underlying collateral for collateral-dependent loans, or alternatively, the present value of expected cash flows. The Corporation applies historical trends from established risk factors to each category of loans and leases that has not been individually evaluated for the purpose of establishing the general portion of the allowance.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

        A summary of the activity in the allowance for loan and lease losses by portfolio segment is as follows:

	As of and for the Nine Months Ended September 30, 2012
	Commercial real estate	Commercial and industrial	Consumer and other	Direct financing leases, net	Total
	(Dollars in Thousands)
Allowance for credit losses:
Beginning balance	$9,554	$3,977	$384	$240	$14,155
Charge-offs	(467)	(2,668)	(107)	—	(3,242)
Recoveries	291	65	38	—	394
Provision	572	2,764	83	(20)	3,399

Ending balance	$9,950	$4,138	$398	$220	$14,706

Ending balance: individually evaluated for impairment	$667	$205	$94	$—	$966

Ending balance: collectively evaluated for impairment	$9,283	$3,933	$304	$220	$13,740

Ending balance: loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—

Loans and lease receivables:
Ending balance, gross	$590,711	$255,202	$16,459	$16,462	$878,834

Ending balance: individually evaluated for impairment	$10,235	$1,593	$1,915	$—	$13,743

Ending balance: collectively evaluated for impairment	$580,476	$253,609	$14,544	$16,462	$865,091

Ending balance: loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—

Allowance as % of gross loans	1.68%	1.62%	2.42%	1.34%	1.67%

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 5—Loan and Lease Receivables, Impaired Loans and Leases and Allowance for Loan and Lease Losses (Continued)

	As of and for the Nine Months Ended September 30, 2011
	Commercial real estate	Commercial and industrial	Consumer and other	Direct financing leases, net	Total
	(Dollars in Thousands)
Allowance for credit losses:
Beginning balance	$11,267	$4,277	$482	$245	$16,271
Charge-offs	(5,444)	(471)	(325)	—	(6,240)
Recoveries	277	432	69	19	797
Provision	3,488	(338)	187	(24)	3,313

Ending balance	$9,588	$3,900	$413	$240	$14,141

Ending balance: individually evaluated for impairment	$757	$252	$82	$25	$1,116

Ending balance: collectively evaluated for impairment	$8,831	$3,648	$331	$215	$13,025

Ending balance: loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—

Loans and lease receivables:
Ending balance, gross	$602,869	$224,257	$18,012	$16,324	$861,462

Ending balance: individually evaluated for impairment	$22,900	$1,714	$2,490	$25	$27,129

Ending balance: collectively evaluated for impairment	$579,969	$222,543	$15,522	$16,299	$834,333

Ending balance: loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—

Allowance as % of gross loans	1.59%	1.74%	2.29%	1.47%	1.64%

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 6—Deposits

        Deposits consisted of the following:

	September 30, 2012			December 31, 2011
	Balance	Weighted average balance	Weighted average rate	Balance	Weighted average balance	Weighted average rate
	(Dollars in Thousands)
Non-interest-bearing transaction accounts	$140,831	$131,761	—%	$132,230	$112,899	—%
Interest-bearing transaction accounts	38,099	34,263	0.30	23,004	25,389	0.28
Money market accounts	409,823	384,488	0.81	364,082	300,652	0.99
Certificates of deposit	81,777	84,907	1.20	85,331	80,323	1.38
Brokered certificates of deposit	390,728	409,393	2.28	446,665	486,594	2.66

Total deposits	$1,061,258	$1,044,812	1.29	$1,051,312	$1,005,857	1.70

Note 7—FHLB Advances, Other Borrowings and Junior Subordinated Notes Payable

        The composition of borrowed funds at September 30, 2012 and December 31, 2011 was as follows:

	September 30, 2012			December 31, 2011
	Balance	Weighted average balance	Weighted average rate	Balance	Weighted average balance	Weighted average rate
	(Dollars in Thousands)
Federal funds purchased	$—	$148	0.81%	$—	$252	0.90%
FHLB advances	472	2,520	1.32	482	656	5.83
Line of credit	10	2,223	4.04	810	2,236	4.06
Subordinated notes payable	39,000	39,000	6.99	39,000	39,000	6.12
Junior subordinated notes	10,315	10,315	10.79	10,315	10,315	10.78

	$49,797	$54,206	7.33	$50,607	$52,459	6.94

Short-term borrowings	$482			$810
Long-term borrowings	49,315			49,797

	$49,797			$50,607

        As of September 30, 2012, the Corporation was in compliance with its debt covenants under its senior line of credit. The Corporation pays an unused line fee on its secured senior line of credit. For the nine months ended September 30, 2012 and 2011, the Corporation incurred unused line fee expense of $8,000 and $7,000, respectively. The unused line fee is recorded as a component of interest expense.

        During the first quarter of 2012, the Corporation sold and issued approximately $6.2 million in aggregate principal amount of subordinated debentures to certain accredited investors. The debentures have been structured to qualify as Tier 2 capital, mature on January 15, 2022 and bear a fixed interest rate of 7.5% per year for their entire term. The Corporation may, at its option, redeem the debentures, in whole or part, at any time after the fifth anniversary of issuance. The Corporation used the net proceeds from the sale of the debentures to replace a portion of its existing $39.0 million of

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 7—FHLB Advances, Other Borrowings and Junior Subordinated Notes Payable (Continued)

subordinated notes payable to diversify its sources of debt, obtain a longer term fixed rate instrument and enhance its regulatory capital position.

Note 8—Fair Value Disclosures

        The Corporation determines the fair market values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date and is based on exit prices. Fair value includes assumptions about risk such as nonperformance risk in liability fair values and is a market-based measurement, not an entity-specific measurement. The standard describes three levels of inputs that may be used to measure fair value.

        Level 1—Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

        Level 2—Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

        Level 3—Level 3 inputs are inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Corporation's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

        Assets and liabilities measured at fair value on a recurring basis, segregated by fair value hierarchy level, are summarized below:

	Fair Value Measurements Using
September 30, 2012	Level 1	Level 2	Level 3	Total
	(In Thousands)
Assets:
Municipal obligations	$—	$10,056	$—	$10,056
U.S. Government agency obligations—government-sponsored enterprises	—	16,237	—	16,237
Collateralized mortgage obligations—government issued	—	163,886	—	163,886
Collateralized mortgage obligations—government-sponsored enterprises	—	12,626	—	12,626
Interest rate swaps	—	3,011	—	3,011
Liabilities:
Interest rate swaps	$—	$3,011	$—	$3,011

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 8—Fair Value Disclosures (Continued)

	Fair Value Measurements Using
December 31, 2011	Level 1	Level 2	Level 3	Total
	(In Thousands)
Assets:
Municipal obligations	$—	$2,831	$—	$2,831
U.S. Government agency obligations—government-sponsored enterprises	—	—	—	—
Collateralized mortgage obligations—government issued	—	165,401	—	165,401
Collateralized mortgage obligations—government-sponsored enterprises	—	2,154	—	2,154
Interest rate swaps	—	3,434	—	3,434
Liabilities:
Interest rate swaps	$—	$3,434	$—	$3,434

        For assets and liabilities measured at fair value on a recurring basis, there were no transfers between the levels during the nine months ended September 30, 2012 or the year ended December 31, 2011 related to the above measurements.

        Assets and liabilities measured at fair value on a non-recurring basis, segregated by fair value hierarchy are summarized below:

		As of and for the Nine Months Ended September 30, 2012
		Fair Value Measurements Using
	Balance at September 30, 2012				Total Gains (Losses)
		Level 1	Level 2	Level 3
	(In Thousands)
Impaired loans	$8,813	$—	$8,415	$398	$—
Foreclosed properties	2,187	252	1,935	—	(176)

		As of and for the Year Ended December 31, 2011
		Fair Value Measurements Using
	Balance at December 31, 2011				Total Gains (Losses)
		Level 1	Level 2	Level 3
	(In Thousands)
Impaired loans	$12,787	$—	$12,787	$—	$—
Foreclosed properties	2,236	138	1,989	109	(621)

        Impaired loans that are collateral dependent were written down to their fair value less costs to sell of $8.8 million and $12.8 million at September 30, 2012 and December 31, 2011, respectively, through the establishment of specific reserves or by recording charge-offs when the carrying value exceeded the fair value. Valuation techniques consistent with the market approach, income approach, or cost approach were used to measure fair value and primarily included observable inputs for the individual impaired loans being evaluated such as current appraisals, recent sales of similar assets or other observable market data. In cases where such inputs were unobservable, specifically discounts applied to appraisal values to adjust such values to current market conditions or to reflect net realizable value, the impaired loan balance is reflected within Level 3 of the hierarchy. The quantification of unobservable inputs for Level 3 values range from 13% – 100%.

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 8—Fair Value Disclosures (Continued)

        Certain non-financial assets subject to measurement at fair value on a non-recurring basis included foreclosed properties. Foreclosed properties, upon initial recognition, are re-measured and reported at fair value through a charge-off to the allowance for loan and lease losses, if deemed necessary, based upon the fair value of the foreclosed property. The fair value of a foreclosed property, upon initial recognition, is estimated using a market approach or Level 2 inputs based on observable market data, typically an appraisal, or Level 3 inputs based upon assumptions specific to the individual property or equipment. Level 3 inputs typically include unobservable inputs such as management applied discounts used to further reduce values to a net realizable value and may be used in situations when observable inputs become stale. Foreclosed property fair value inputs may transition to Level 1 upon receipt of an accepted offer for the sale of the related foreclosed property. As of September 30, 2012, there were no foreclosed properties supported by a Level 3 valuation. Subsequent impairments of foreclosed properties are recorded as a loss on foreclosed properties. During the nine months ended September 30, 2012, $1.4 million of outstanding loans were transferred to foreclosed properties as the Corporation claimed title to the respective assets. During the nine months ended September 30, 2012, the Corporation completed an evaluation of certain of its foreclosed assets. Based upon the evaluation and the results of the impairment calculation, we recognized impairment losses of $176,000 on foreclosed properties. The activity of the Corporation's foreclosed properties is summarized as follows:

	As of and for the Nine Months Ended September 30, 2012	As of and for the Year Ended December 31, 2011
	(In Thousands)
Foreclosed properties at the beginning of the period	$2,236	$1,750
Loans transferred to foreclosed properties, at lower of cost or fair value	1,397	3,119
Payments to priority lien holders of foreclosed properties	268	—
Proceeds from sale of foreclosed properties	(1,486)	(2,213)
Net (loss) gain on sale of foreclosed properties	(52)	201
Impairment valuation	(176)	(621)

Foreclosed properties at the end of the period	$2,187	$2,236

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 8—Fair Value Disclosures (Continued)

Fair Value of Financial Instruments

        The Corporation is required to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions, consistent with exit price concepts for fair value measurements, are set forth below:

	September 30, 2012					December 31, 2011
		Fair Value
	Carrying Amount					Carrying Amount	Fair Value
		Total	Level 1	Level 2	Level 3
	(In Thousands)
Financial assets:
Cash and cash equivalents	$87,842	$87,842	$84,342	$—	$3,500	$130,093	$130,093
Securities available-for-sale	202,805	202,805	—	202,805	—	170,386	170,386
Loans and lease receivables, net	863,486	882,020	—	8,415	873,605	836,687	840,552
Federal Home Loan Bank stock	1,144	1,144	—	—	1,144	2,367	2,367
Cash surrender value of life insurance	18,068	18,068	18,068	—	—	17,660	17,660
Accrued interest receivable	3,506	3,506	3,506	—	—	3,525	3,525
Interest rate swaps	3,011	3,011	—	3,011	—	3,434	3,434
Financial liabilities:
Deposits	$1,061,258	$1,076,019	$588,753	$487,266	$—	$1,051,312	$1,068,845
Federal Home Loan Bank and other borrowings	39,482	39,746	—	39,746	—	40,292	40,899
Junior subordinated notes	10,315	7,020	—	—	7,020	10,315	6,917
Interest rate swaps	3,011	3,011	—	3,011	—	3,434	3,434
Accrued interest payable	2,635	2,635	2,635	—	—	2,625	2,625
Off balance sheet items:
Standby letters of credit	112	112	—	—	112	81	81
Commitments to extend credit	—	*	*	*	*	—	*

*
Not meaningful

        Disclosure of fair value information about financial instruments, for which it is practicable to estimate that value, is required whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all non-financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Corporation.

        Cash and cash equivalents:    The carrying amounts reported for cash and due from banks, interest bearing deposits held by the Corporation, accrued interest receivable and accrued interest payable approximate fair value because of their immediate availability and because they do not present unanticipated credit concerns. The carrying value of commercial paper, included in the cash and cash equivalents category, approximates fair value due to the short-term maturity structure of the instrument. As of September 30, 2012, the Corporation held $3.5 million of commercial paper. There was no commercial paper outstanding as of December 31, 2011. The fair value of commercial paper is considered a Level 3 input given the underlying potential for credit risks associated with the issuing

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 8—Fair Value Disclosures (Continued)

companies ability to repay the investment at the stated maturity. The inputs to evaluate the credit risk of the commercial paper issuer are based upon unobservable inputs.

        Securities:    The fair value measurements of investment securities are determined by a third party pricing service which considers observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other things. The fair value measurements are subject to independent verification to another pricing source on a quarterly basis to review for reasonableness. In addition, the Corporation reviews the third-party valuation methodology on a periodic basis. Any significant differences in valuation are reviewed with appropriate members of management who have the relevant technical expertise to assess the results. The Corporation has determined that these valuations are classified in Level 2 of the fair value hierarchy. When the independent pricing service does not provide a fair value measurement for a particular security, the Corporation will estimate the fair value based on specific information about each security. Fair values derived in this manner are classified in Level 3 of the fair value hierarchy.

        Loans and Leases:    The fair value estimation process for the loan portfolio uses an exit price concept and reflects discounts that the Corporation believes are consistent with liquidity discounts in the market place. Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing and nonperforming loans is calculated by discounting scheduled and expected cash flows through the estimated maturity using estimated market rates that reflect the credit and interest rate risk inherent in the portfolio of loans and then applying a discount factor based upon the embedded credit risk of the loan and the fair value of collateral securing nonperforming loans when the loan is collateral dependent. The estimate of maturity is based on the Banks' historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. Significant unobservable inputs include, but are not limited to, discounts (investor yield premiums) applied to fair value calculations to further determine the exit value of a portfolio of loans.

        Federal Home Loan Bank Stock:    The carrying amount of FHLB stock equals its fair value because the shares may be redeemed by the FHLB at their carrying amount of $100 per share.

        Cash Surrender Value of Life Insurance:    The carrying amount of the cash surrender value of life insurance approximates its fair value as the carrying value represents the current settlement amount.

        Deposits:    The fair value of deposits with no stated maturity, such as demand deposits and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the intangible value that results from the funding provided by deposit liabilities compared to borrowing funds in the market.

        Borrowed Funds:    Market rates currently available to the Corporation and Banks for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

        Financial Instruments with Off-Balance-Sheet Risks:    The fair value of the Corporation's off-balance-sheet instruments is based on quoted market prices and fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit standing of the related counterparty. Commitments to extend credit and standby letters of credit are generally

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 8—Fair Value Disclosures (Continued)

not marketable. Furthermore, interest rates on any amounts drawn under such commitments would generally be established at market rates at the time of the draw. Fair value would principally derive from the present value of fees received for those products.

        Interest Rate Swaps:    The carrying amount and fair value of existing derivative financial instruments are based upon independent valuation models, which use widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative contract. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The Corporation incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

        Limitations:    Fair value estimates are made at a discrete point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holding of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and were not considered in the estimates.

Note 9—Derivative Financial Instruments

        The Corporation offers interest rate swap products directly to qualified commercial borrowers. The Corporation economically hedges client derivative transactions by entering into offsetting interest rate swap contracts executed with a third party. Derivative transactions executed as part of this program are not designated as accounting hedge relationships and are marked-to-market through earnings each period. The derivative contracts have mirror-image terms, which results in the positions' changes in fair value primarily offsetting through earnings each period. The credit risk and risk of non-performance embedded in the fair value calculations is different between the dealer counterparties and the commercial borrowers which may result in a difference in the changes in the fair value of the mirror-image swaps. The Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty's risk in the fair value measurements. When evaluating the fair value of its derivative contracts for the effects of non-performance and credit risk, the Corporation considered the impact of netting and any applicable credit enhancements such as collateral postings, thresholds and guarantees.

        At September 30, 2012, the aggregate amortizing notional value of interest rate swaps with various commercial borrowers was $49.0 million. The Corporation receives fixed rates and pays floating rates

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 9—Derivative Financial Instruments (Continued)

based upon LIBOR on the swaps with commercial borrowers. The aggregate amortizing notional value of interest rate swaps with dealer counterparties was also $49.0 million. The Corporation pays fixed rates and receives floating rates based upon LIBOR on the swaps with dealer counterparties. These interest rate swaps mature in February, 2013 through June, 2022. The commercial borrower swaps were reported on the Corporation's balance sheet as a derivative asset of $3.0 million and were included in accrued interest receivable and other assets. Dealer counterparty swaps were reported on the Corporation's balance sheet as a net derivative liability of $3.0 million due to master netting and settlement contracts with dealer counterparties and were included in accrued interest payable and other liabilities as of September 30, 2012.

        The table below provides information about the location and fair value of the Corporation's derivative instruments as of September 30, 2012 and December 31, 2011.

	Interest Rate Swap Contracts
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In Thousands)
Derivatives not designated as hedging instruments
September 30, 2012	Other assets	$3,011	Other liabilities	$3,011
December 31, 2011	Other assets	$3,434	Other liabilities	$3,434

        No derivative instruments held by the Corporation for the nine months ended September 30, 2012 were considered hedging instruments. All changes in the fair value of these instruments are recorded in other non-interest income. Given the mirror-image terms of the outstanding derivative portfolio the change in fair value for the nine months ended September 30, 2012 and 2011 had no net impact to the unaudited consolidated income statement.

Note 10—Regulatory Capital

        The Corporation and the Banks are subject to various regulatory capital requirements administered by Federal and State of Wisconsin banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions on the part of regulators, that if undertaken, could have a direct material effect on the Banks' assets, liabilities and certain off-balance sheet items as calculated under regulatory practices. The Corporation's and the Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The Corporation has updated its Capital and Liquidity Action Plan (the "Plan"), which is designed to help ensure appropriate capital adequacy, to plan for future capital needs and to ensure that the Corporation serves as a source of financial strength to the Banks. The Corporation's and the Banks' Boards of Directors and management teams adhere to the appropriate regulatory guidelines on decisions which affect their capital position, including but not limited to, decisions relating to the payment of dividends and increasing indebtedness.

        As a bank holding company, the Corporation's ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. Federal Reserve guidance urges companies to strongly consider eliminating, deferring or significantly reducing dividends if: (i) net income available to common shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividend; (ii) the prospective rate of earnings retention is not consistent

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 10—Regulatory Capital (Continued)

with the bank holding company's capital needs and overall current prospective financial condition; or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital ratios. Management intends, when appropriate under regulatory guidelines, to consult with the Federal Reserve Bank of Chicago and provide it with information on the Corporation's then-current and prospective earnings and capital position in advance of declaring any cash dividends.

        The Banks are also subject to certain legal, regulatory and other restrictions on their ability to pay dividends to the Corporation. As a bank holding company, the payment of dividends by the Banks to the Corporation is one of the sources of funds the Corporation could use to pay dividends, if any, in the future and to make other payments. Future dividend decisions by the Banks and the Corporation will continue to be subject to compliance with various legal, regulatory and other restrictions as defined from time to time.

        Qualitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Tier 1 capital generally consists of stockholders' equity plus certain qualifying debentures and other specified items less intangible assets such as goodwill. Risk-based capital requirements presently address credit risk related to both recorded and off-balance-sheet commitments and obligations. Management believes, as of September 30, 2012, that the Corporation and the Banks met all applicable capital adequacy requirements.

        As of September 30, 2012, the most recent notification from the Federal Deposit Insurance Corporation and the State of Wisconsin Department of Financial Institutions categorized the Banks as well capitalized under the regulatory framework for prompt corrective action.

        The following table summarizes the Corporation's and Banks' capital ratios and the ratios required by their federal regulators at September 30, 2012 and December 31, 2011, respectively:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of September 30, 2012
Total capital (to risk-weighted assets)
Consolidated	$127,871	13.33%	$76,746	8.00%	N/A	N/A
First Business Bank	111,665	13.06	68,417	8.00	$85,521	10.00%
First Business Bank—Milwaukee	15,635	15.12	8,273	8.00	10,341	10.00
Tier 1 capital (to risk-weighted assets)
Consolidated	$77,917	8.12%	$38,373	4.00%	N/A	N/A
First Business Bank	100,944	11.80	34,209	4.00	$51,313	6.00%
First Business Bank—Milwaukee	14,339	13.87	4,136	4.00	6,205	6.00
Tier 1 capital (to average assets)
Consolidated	$77,917	6.58%	$47,374	4.00%	N/A	N/A
First Business Bank	100,944	10.30	39,197	4.00	$48,997	5.00%
First Business Bank—Milwaukee	14,339	6.66	8,612	4.00	10,765	5.00

Notes to Unaudited Consolidated Financial Statements (Continued)

Note 10—Regulatory Capital (Continued)

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of December 31, 2011
Total capital (to risk-weighted assets)
Consolidated	$118,895	13.11%	$72,559	8.00%	N/A	N/A
First Business Bank	108,860	13.39	65,058	8.00	$81,322	10.00%
First Business Bank—Milwaukee	15,074	16.11	7,484	8.00	9,355	10.00
Tier 1 capital (to risk-weighted assets)
Consolidated	$71,723	7.91	$36,279	4.00%	N/A	N/A
First Business Bank	98,666	12.13	32,529	4.00	$48,793	6.00%
First Business Bank—Milwaukee	13,898	14.86	3,742	4.00	5,613	6.00
Tier 1 capital (to average assets)
Consolidated	$71,723	6.22	$46,152	4.00%	N/A	N/A
First Business Bank	98,666	9.98	39,556	4.00	$49,445	5.00%
First Business Bank—Milwaukee	13,898	7.95	6,993	4.00	8,741	5.00

FIRST BUSINESS FINANCIAL SERVICES, INC.

             Shares of
Common Stock

PROSPECTUS

             , 2012

Stifel Nicolaus Weisel

Raymond James

FIG Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following is an estimate, subject to future contingencies, of the expenses to be incurred by us in connection with the issuance and distribution of the securities being registered. We will pay all of these expenses. All expenses other than the SEC registration fee, FINRA filing fee and NASDAQ listing fee are estimated pursuant to the instruction to Item 511 of Regulation S-K.

Approximate Amount
SEC Registration Fee		$3,921.50
FINRA Filing Fee		*
NASDAQ Listing Fee		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Financial and Marketing Advisor Fees and Expenses		*
Printing and Mailing Fees		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*
Total	$	*

*
To be completed by amendment to this Form S-1.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Wisconsin law provides that a corporation shall indemnify a director, officer or employee, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director, officer or employee was a party because he or she is a director, officer or employee of the corporation. In cases not included in the preceding sentence, Wisconsin law provides that a corporation shall indemnify a director or officer against liability incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of the corporation, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the following:

  •
  a willful failure to deal fairly with us or our stockholders in connection with a matter in which the director or officer has a material conflict of interest;

  •
  a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

  •
  a transaction from which the director or officer derived an improper personal profit; or

  •
  willful misconduct.

        A corporation may further indemnify and allow reasonable expenses of an employee or agent who is not a director or officer of the corporation to the extent provided by the articles of incorporation or bylaws, by general or specific action of the board of directors or by contract.

        Wisconsin law further provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Wisconsin law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

        Our amended and restated bylaws, provide that, to the fullest extent permitted or required by Wisconsin law, we will indemnify all of our directors and officers and any person who is serving at our request as a director, officer, partner, trustee, member of any governing or decision-making committee, manager, employee or agent of another entity, against certain liabilities and losses incurred in connection with these positions or services; provided, however, that we shall indemnify such parties in connection with a proceeding initiated by them only if the proceeding was authorized by our board of directors. Additionally, our amended and restated bylaws generally require us to advance reasonable expenses incurred by a director or officer who is a party to a proceeding for which indemnification may be available.

        In addition, our amended and restated bylaws provide that our directors and officers shall not be personally liable to us or our stockholders, or any person asserting rights on behalf of us or our stockholders, for monetary damages for breach or failure to perform any duty unless the person asserting liability proves that the breach or failure to perform constitutes: (i) a willful failure to deal fairly with us or our stockholders in a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful; (iii) a transaction from which the director or officer received an improper personal benefit; or (iv) willful misconduct. Our amended and restated bylaws further provide that if the Wisconsin Business Corporation Law should be amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the liability of such persons shall automatically be so eliminated or limited to the fullest extent permitted.

        Any repeal or modification of any of the foregoing provisions shall not adversely affect any right or protection of any director, officer, or other indemnitee existing at the time of such repeal or modification.

        In addition, we maintain directors' and officers' liability insurance policies providing for insurance on behalf of any person who is or was a director or officer of us or one of our subsidiaries for any claim made during the policies' period against the person in any such capacity or arising out of the person's status as such. The aggregate limit of liability under the policies is $15.0 million for each insured loss and $15.0 million in the aggregate for all insured losses for the policies' period. Each policy contains various reporting requirements and exclusions.

        There is no pending litigation or proceeding involving any of our directors, officers, employees, or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        In the first quarter of 2012, First Business sold and issued $6,215,000 aggregate principal amount of 7.50% Subordinated Notes, Due January 15, 2022, to certain accredited investors. The notes were offered and sold in a private placement in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. Accordingly, the notes were offered and sold exclusively to persons who are "accredited investors" within the meaning of Rule 501(a) of Regulation D.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits

        See the exhibit index on page II-7 for a list of exhibits filed as part of this registration statement on Form S-1, which such exhibit index is incorporated herein by reference.

(b)
Financial Statement Schedules

        Financial statement schedules are omitted because the information is included in our consolidated financial statements or notes to those financial statements included elsewhere in or incorporated by reference into this Registration Statement on Form S-1, which such consolidated financial statements and notes are incorporated herein by reference.

ITEM 17.    UNDERTAKINGS

        The undersigned registrant hereby undertakes that:

        (1)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (2)   (A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (B)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on November 1, 2012.

FIRST BUSINESS FINANCIAL SERVICES, INC.

By:	/s/ COREY A. CHAMBAS Corey A. Chambas Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated opposite their names. Each person whose signature appears below hereby authorizes each of Corey A. Chambas, James F. Ropella and Barbara M. Conley, each with full power of substitution, to execute in the name and on behalf of such person any and all amendments (including post-effective amendments) to this registration statement and any registration statements filed pursuant to Rule 462(b) of the Securities Act, relating thereto and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this registration statement as the registrant deems appropriate, and appoints each of Corey A. Chambas, James F. Ropella and Barbara M. Conley, each with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this registration statement and to file the same, with exhibits thereto, and other documents in connection therewith.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ COREY A. CHAMBAS Corey A. Chambas	Director; Chief Executive Officer (Principal Executive Officer)	November 1, 2012
/s/ JAMES F. ROPELLA James F. Ropella	Chief Financial Officer (Principal Financial Officer)	November 1, 2012
/s/ SHAUNA M. GNORSKI Shauna M. Gnorski	Chief Accounting Officer (Principal Accounting Officer)	November 1, 2012
/s/ MARK D. BUGHER Mark D. Bugher	Director	November 1, 2012

Name	Title	Date

/s/ JAN A. EDDY Jan A. Eddy	Director	November 1, 2012
/s/ JOHN J. HARRIS John J. Harris	Director	November 1, 2012
/s/ GERALD L. KILCOYNE Gerald L. Kilcoyne	Director	November 1, 2012
/s/ JOHN M. SILSETH John M. Silseth	Director	November 1, 2012
/s/ JEROME J. SMITH Jerome J. Smith	Director	November 1, 2012
/s/ BARBARA H. STEPHENS Barbara H. Stephens	Director	November 1, 2012
/s/ DEAN W. VOEKS Dean W. Voeks	Director	November 1, 2012

EXHIBIT INDEX

Exhibit No.		Document
1.1	*	Form of Underwriting Agreement
3.1
Amended and Restated Articles of Incorporation of First Business Financial Services, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed on March 13, 2009)
3.2		Amended and Restated Bylaws of First Business Financial Services, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on January 31, 2012)
4.1
Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the registrant agrees to furnish to the SEC upon request, any instrument defining the rights of holders of long-term debt not being registered that is not filed as an exhibit to this Registration Statement on Form S-1. No such instrument authorizes securities in excess of 10% of the total assets of the registrant
4.2
Rights Agreement, dated as of June 5, 2008, between First Business Financial Services, Inc. and Computershare Investor Services, Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A filed on June 6, 2008)
4.3	*	Form of Common Stock Certificate
5.1	*	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP
10.1		1993 Incentive Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed on September 28, 2006)
10.2		2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Amended Registration Statement on Form 10 filed on April 28, 2005)
10.3		Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Amended Registration Statement on Form 10 filed on April 28, 2005)
10.4		2006 Equity Incentive Plan (incorporated by reference to Appendix B to the Proxy Statement for the 2006 Annual Meeting of Stockholders filed on March 31, 2006)
10.5		Form of Restricted Stock Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 filed on September 28, 2006)
10.6
Restated Employment Agreement dated December 14, 2005 between First Business Financial Services, Inc. and Jerome J. Smith (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 16, 2005)
10.7
Employment and Repayment Agreement between First Business Capital Corp. and Charles H. Batson, dated December 14, 2005 (incorporated by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed on December 20, 2005)
10.8		Form of Executive Change-in-Control and Severance Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 10, 2006)
10.9
Restated Employment Agreement, dated as of January 1, 2005, between First Business Financial Services, Inc. and Corey A. Chambas (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 13, 2006)
10.10		Annual Incentive Bonus Program (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 27, 2011)

Exhibit No.		Document
10.11		2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on July 27, 2012)
10.12		Form of Restricted Stock Award (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 filed on August 13, 2012)
21.1		Subsidiaries of First Business Financial Services, Inc. (incorporated by reference to Exhibit 21 to the Amended Registration Statement on Form 10 filed on April 28, 2005)
23.1		Consent of KPMG LLP
23.2	*	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included as a part of Exhibit 5.1)
24.1		Power of Attorney (included in the signature page hereto)
101
Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011, (ii) Consolidated Statements of Income for the three and nine months ended September 30, 2012 and 2011, (iii) Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2012 and 2011, (iv) Consolidated Statements of Changes in Stockholders' Equity for the nine months ended September 30, 2012 and 2011, (v) Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 and 2011, and (vi) the Notes to Unaudited Consolidated Financial Statements^+

*
To be filed by amendment to this Form S-1.

^
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of this or any other registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under those sections.

+
Submitted electronically with this Registration Statement on Form S-1.